
03057182

2002 ANNUAL REPORT

P.E.
12-31-02

ARS


SEC MAIL PROCESSING
RECEIVED
APR 2 5 2003
WASH. D.C. 207 SECTION

INTERVEST BANCSHARES CORPORATION

A FINANCIAL HOLDING COMPANY

INTERVEST BANCSHARES CORPORATION
A FINANCIAL HOLDING COMPANY

Corporate Offices
10 Rockefeller Plaza
New York, New York 10020-1903
212-218-2800

SUBSIDIARIES

INTERVEST NATIONAL BANK

HEADQUARTERS:	One Rockefeller Plaza New York, New York
BRANCHES:	FLORIDA HEADQUARTERS 625 Court Street Clearwater, Florida
	1875 Belcher Road North Clearwater, Florida
	2575 Ulmerton Road Clearwater, Florida
	2175 Nursery Road Clearwater, Florida
	6750 Gulfport Boulevard South Pasadena, Florida

INTERVEST MORTGAGE CORPORATION

10 Rockefeller Plaza
New York, New York

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

SUBSIDIARIES:
INTERVEST NATIONAL BANK, MEMBER FDIC
BANKING OFFICES - NEW YORK / FLORIDA

INTERVEST MORTGAGE CORPORATION

JEROME DANSKER CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR
LOWELL S. DANSKER DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports 83% Increase in Earnings for 2002

Business Editors - New York – (Business Wire – January 13, 2003)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings in the fourth quarter of 2002 increased to $1,910,000, from $1,390,000, in the fourth quarter of 2001. Earnings per share on a fully diluted basis increased to $0.37 in the fourth quarter of 2002, from $0.35 in the 2001 period. The fully diluted earnings per share computation in the 2002 quarter included a higher number of common shares resulting from common stock warrants and convertible debentures outstanding that became dilutive during the period. The Company's return on average assets and equity increased to 1.14% and 15.71%, respectively, in the fourth quarter of 2002, up from 1.13% and 14.05% in the same period of 2001.

The growth in quarterly earnings was due to higher net interest and dividend income, a gain from the sale of securities and a higher level of income from mortgage loan prepayments. Net interest and dividend income increased by $1,099,000 due to growth in loan originations and a lower cost of funds, while noninterest income rose by $206,000, which included a $120,000 securities gain and $72,000 of higher income from loan prepayments. These improvements were partially offset by a $406,000 increase in noninterest expenses (a large portion of which was attributable to the Company's growth in assets) and a $317,000 increase in the provision for income taxes resulting from higher pre-tax income.

Consolidated net earnings for the full year 2002 increased 83% to $6,906,000, or $1.37 per fully diluted share, from $3,778,000, or $0.97 per fully diluted share, in 2001. The growth in earnings was due to a $6,406,000 increase in net interest and dividend income and a $563,000 increase in noninterest income, partially offset by a $2,003,000 increase in the provision for income taxes, a $1,176,000 increase in noninterest expenses, and a $662,000 increase in the provision for loan loss reserves. The increase in the loan loss provision was due to loan growth and the reasons for the other changes were substantially the same as those discussed above for the quarterly period. Return on average assets and equity increased to 1.13% and 15.56%, respectively, for 2002, up from 0.85% and 9.94% for 2001.

Total consolidated assets at December 31, 2002 increased 34% to $685,979,000, from $512,622,000 at December 31, 2001, as reflected primarily in the increase in the Company's loan and investment securities portfolios.

Total consolidated loans, net of unearned fees, at December 31, 2002 increased 33% to $489,912,000, from $368,526,000 at year-end 2001. The increase was due to growth in commercial real estate and multifamily mortgage loan originations.

Total consolidated security investments at December 31, 2002 amounted to $146,802,000 compared to $106,003,000 at December 31, 2001, reflecting additional purchases of short-term U.S. government agency securities. At December 31, 2002, the securities portfolio had an average remaining maturity of approximately 1.6 years. In the fourth quarter of 2002, securities available for sale totaling $3,500,000 were sold at a net gain of $120,000. At December 31, 2002, the Company did not have any securities classified as available for sale, compared to $6,192,000 at year-end 2001. The decline in the portfolio was due to the aforementioned sale, early calls and maturities.

Total consolidated cash and other short-term investments at December 31, 2002 amounted to $30,849,000, compared to $24,409,000 at December 31, 2001.

Total consolidated deposits at December 31, 2002 increased 40% to $505,958,000, from $362,437,000 at December 31, 2001, primarily reflecting increases in money market and certificate of deposit accounts of $50,381,000 and $83,518,000, respectively.

Total consolidated other borrowed funds (consisting almost entirely of subordinated debentures and related interest payable) amounted to $113,568,000 at December 31, 2002, compared to $99,910,000 at December 31, 2001. The increase reflected the sale of $13,500,000 of additional debentures and a net increase of $2,392,000 in accrued debenture interest payable, partially offset by principal repayments of $2,500,000.

Total consolidated stockholders' equity at December 31, 2002 increased to $53,126,000, from $40,395,000 at December 31, 2001. Book value per common share increased to $11.30 at December 31, 2002, from $10.36 at December 31, 2001. During 2002, a total of 803,458 common stock warrants to purchase Class A common stock were exercised and resulted in additional capital of $5,801,000, inclusive of related income tax benefits. At December 31, 2002, there were 1,750,010 of warrants outstanding with exercise prices ranging from $6.67 to $10.01 per share.

In December 2002, Intervest Bancshares Corporation entered into an agreement to acquire Intervest Securities Corporation, an affiliated entity that is a broker/dealer registered in nine states and is an NASD and SIPC member firm. Intervest Securities Corporation participates as a selected dealer from time to time in offerings of debt securities of the Company. Pursuant to this agreement, Intervest Bancshares Corporation will acquire all the capital stock of Intervest Securities Corporation for 30,000 shares of its newly issued Class B common stock. At December 31, 2002, Intervest Securities Corporation's net assets amounted to approximately $200,000 and consisted of cash. The transaction is subject to the approval of both the NASD and the Federal Reserve Bank of New York (FRB) and is expected to close in the first quarter of 2003. Intervest Securities Corporation will become a wholly owned subsidiary of Intervest Bancshares Corporation. In connection with this transaction, Intervest Bancshares Corporation has filed an election with the FRB to become a financial holding company under Regulation Y.

Intervest Bancshares Corporation currently is a registered bank holding company. Its subsidiaries are Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida, and Intervest Mortgage Corporation, a mortgage investment company. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution. Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION

Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended December 31,		Twelve-Months Ended December 31,	
	2002	2001	2002	2001
Selected Operating Data:				
Interest and dividend income	$11,364	$9,424	$43,479	$35,462
Interest expense	6,865	6,024	26,325	24,714
Net interest and dividend income	4,499	3,400	17,154	10,748
Provision for loan loss reserves	310	248	1,274	612
Net interest and dividend income after provision for loan loss reserves	4,189	3,152	15,880	10,136
Noninterest income	830	624	2,218	1,655
Noninterest expenses	1,743	1,337	6,479	5,303
Earnings before taxes	3,276	2,439	11,619	6,488
Provision for income taxes	1,366	1,049	4,713	2,710
Net earnings	$1,910	$1,390	$6,906	$3,778
Basic earnings per share	$ .45	$ .36	$ 1.71	$ .97
Diluted earnings per share	$ .37	$ .35	$ 1.37	$ .97
Adjusted net earnings for diluted earnings per share (1)	$2,022	$1,390	$7,342	$3,778
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	4,242,247	3,899,629	4,043,619	3,899,629
Diluted earnings per share (2)	5,485,685	3,994,293	5,348,121	3,899,629
Common shares outstanding at end of period	4,703,087	3,899,629	4,703,087	3,899,629
Common stock warrants outstanding at end of period	1,750,010	2,650,218	1,750,010	2,650,218
Net interest margin	2.72%	2.81%	2.88%	2.47%
Efficiency ratio (5)	33%	33%	33%	43%

Selected Financial Condition Information:	At Dec 31, 2002	At Sep 30, 2002	At Dec 31, 2001
Total assets	$685,979	$661,721	$512,622
Total cash and short-term investments	30,849	37,641	24,409
Total securities available for sale	-	5,654	6,192
Total securities held to maturity	145,694	146,400	99,157
Total Federal Reserve Bank stock	1,108	1,104	654
Total loans, net of unearned fees	489,912	454,391	368,526
Total deposits	505,958	486,623	362,437
Total borrowed funds and related accrued interest payable	113,568	113,082	99,910
Total stockholders' equity	53,126	47,118	40,395
Total allowance for loan loss reserves	4,611	4,301	3,380
Total nonperforming loans	-	-	1,243
Total loan chargeoffs (3)	150	150	-
Total loan recoveries (4)	107	107	-
Total foreclosed real estate	1,081	1,081	-
Book value per common share	11.30	11.44	10.36
Allowance for loan loss reserves/nonperforming loans	NA	NA	271.92%
Allowance for loan loss reserves/net loans	0.94%	0.95%	0.92%

(1) Net earnings plus interest expense on dilutive convertible debentures, net of taxes, that would not occur if they were assumed converted.

(2) Diluted EPS includes shares that would be outstanding if dilutive common stock warrants and convertible debentures were assumed to be exercised/converted during the period. Certain warrants are not considered in diluted EPS computations because their exercise price per share exceeded the average market price of Class A common stock during those periods as follows: Warrants to purchase 1,103,000 shares of common stock at prices ranging from $10.00 to $10.01 per share were not considered in the 2002 quarterly computation. Warrants to purchase 1,134,000 shares of common stock at prices ranging from $10.00 to $16.00 per share and warrants to purchase 2,650,000 shares of common stock at prices ranging from $6.67 to $16.00 per share were not considered in the 2001 quarterly and twelve-month computations, respectively. Convertible debentures (principal and accrued interest) outstanding at December 31, 2001 totaling $9,164,000 were convertible into common stock at a price of $14.00 per share, but were not considered in both computations of diluted EPS for 2001 because they were not dilutive. For the 2002 computations, convertible debentures outstanding at December 31, 2002 totaling $9,920,000 were convertible into common stock at a price of $10.01 per share and were considered dilutive, which resulted in additional common shares of 991,000.

(3) Represents a chargeoff in connection with the transfer of a nonperforming loan to foreclosed real estate in the second quarter of 2002.

(4) Represents proceeds received from the sale of collateral in the first quarter of 2002 from a loan that was charged off prior to 1997.

(5) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION

Consolidated Financial Highlights

($ in thousands, except per share amounts)	At or For The Period Ended Twelve-Months Ended Dec 31, 2002	Twelve-Months Ended Dec 31, 2001	Twelve-Months Ended Dec 31, 2000
Balance Sheet Highlights:			
Total assets	$685,979	$512,622	$416,927
Asset growth rate	34%	23%	22%
Total loans, net	$489,912	$368,526	$266,326
Loan growth rate	33%	38%	25%
Total deposits	$505,958	$362,437	$300,241
Deposit growth rate	40%	21%	49%
Loans/deposits (Intervest National Bank)	76%	79%	67%
Borrowed funds and related accrued interest payable	$113,568	$99,910	$72,813
Stockholders' equity	$53,126	$40,395	$36,228
Common shares outstanding (1)	4,703,087	3,899,629	3,899,629
Common book value per share	$11.30	$10.36	$9.29
Market price per common share	$10.80	$7.40	$3.75
Asset Quality Highlights			
Nonperforming loans	$ -	$1,243	$ -
Allowance for loan loss reserves	$4,611	$3,380	$2,768
Loan recoveries (2)	$ 107	-	-
Loan chargeoffs (3)	$ 150	-	-
Foreclosed real estate	$1,081	-	-
Allowance for loan losses reserves/net loans	0.94%	0.92%	1.04%
Statement of Operations Highlights:			
Interest and dividend income	$43,479	$35,462	$31,908
Interest expense	26,325	24,714	23,325
Net interest and dividend income	17,154	10,748	8,583
Provision for loan loss reserves	1,274	612	275
Noninterest income	2,218	1,655	983
Noninterest expenses	6,479	5,303	4,568
Provision for income taxes	4,713	2,710	1,909
Earnings before extraordinary item	6,906	3,778	2,814
Extraordinary item, net of tax (4)	-	-	(206)
Net earnings	$6,906	$ 3,778	$ 2,608
Basic earnings per share	$ 1.71	$ .97	$ .67
Diluted earnings per share	$ 1.37	$ .97	$ .67
Adjusted net earnings used to calculate diluted earnings per share	$7,342	$ 3,778	$ 2,608
Average common shares used to calculate:			
Basic earnings per share	4,043,619	3,899,629	3,884,560
Diluted earnings per share	5,348,121	3,899,629	3,884,560
Return on average assets	1.13%	0.85%	0.69%
Return on average equity	15.56%	9.94%	7.48%
Efficiency ratio (5)	33%	43%	48%
Full-service banking offices	6	6	6

(1) The increase in shares outstanding was due to the exercise of Class A common stock warrants.

(2) The amount represents proceeds received from the sale of collateral in the first quarter of 2002 from a loan which was charged off prior to 1997.

(3) The amount represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate in the second quarter of 2002.

(4) Represents a charge, net of taxes, from the early retirement of debentures.

(5) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

SUBSIDIARIES:
INTERVEST NATIONAL BANK, MEMBER FDIC
BANKING OFFICES - NEW YORK / FLORIDA

INTERVEST MORTGAGE CORPORATION

JEROME DANSKER CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR
LOWELL S. DANSKER DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports 126% Increase in Earnings For The Third Quarter of 2002

Business Editors - New York – (Business Wire – October 15, 2002)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings in the third quarter of 2002 increased 126% to $2,104,000, from $929,000, in the third quarter of 2001. Earnings per share on a fully diluted basis increased to $0.41 in the third quarter of 2002, from $0.24 in the third quarter of 2001. The fully diluted earnings per share computation in the 2002 quarter included a higher amount of common shares resulting from dilutive common stock warrants and convertible debentures outstanding. The Company's return on average assets and equity increased to 1.30% and 18.57%, respectively, in the third quarter of 2002, up from 0.84% and 9.68% in the same period of 2001.

The growth in quarterly earnings was due to an improved net interest margin (resulting from an increase in mortgage loans and a lower cost of funds) and a higher level of income from mortgage loan prepayments. Net interest and dividend income increased by $1,603,000 while noninterest income rose by $499,000 (of which $404,000 was due to loan prepayments). These improvements were partially offset by a $718,000 increase in the provision for income taxes due to higher pre-tax income and a $281,000 increase in noninterest expenses, a large portion of which was attributable to the Company's growth in assets.

Consolidated net earnings for the nine-months ended September 30, 2002 more than doubled to $4,996,000, or $1.01 per fully diluted share, from $2,388,000, or $0.61 per fully diluted share, in the same period of 2001. The growth in earnings was due to a $5,307,000 increase in net interest and dividend income and a $357,000 increase in noninterest income, partially offset by a $1,686,000 increase in the provision for income taxes, a $770,000 increase in noninterest expenses, and a $600,000 increase in the provision for loan loss reserves. The increase in the loan loss provision was due to loan growth and the reasons for the other changes were substantially the same as those discussed above for the quarterly period. Return on average assets and equity increased to 1.13% and 15.51%, respectively, in the first nine months of 2002, up from 0.74% and 8.50% in the same period of 2001.

Total consolidated assets at September 30, 2002 increased 29% to $661,721,000, from $512,622,000 at December 31, 2001, as reflected primarily in the increase in the Company's loan and investment securities portfolios.

Total consolidated loans, net of unearned fees, at September 30, 2002 increased 23% to $454,391,000, from $368,526,000 at year-end 2001. The increase was due to growth in commercial real estate and multifamily mortgage loan originations.

Total consolidated security investments at September 30, 2002 amounted to $153,158,000 compared to $106,003,000 at December 31, 2001, reflecting additional purchases of shorter-term U.S. government agency securities. At September 30, 2002, the securities portfolio had an average term of approximately 1.5 years.

Total consolidated cash and other short-term investments at September 30, 2002 amounted to $37,641,000, compared to $24,409,000 at December 31, 2001.

Total consolidated deposits at September 30, 2002 increased 34% to $486,623,000, from $362,437,000 at December 31, 2001, primarily reflecting increases in money market and certificate of deposit accounts of $51,750,000 and $69,374,000, respectively.

Total consolidated other borrowed funds (consisting almost entirely of subordinated debentures and related interest payable) amounted to $113,082,000 at September 30, 2002, compared to $99,910,000 at December 31, 2001. The increase reflected the sale of additional debentures.

Total consolidated stockholders' equity at September 30, 2002 increased to $47,118,000, from $40,395,000 at December 31, 2001. Book value per common share increased to $11.44 at September 30, 2002, from $10.36 at December 31, 2001.

Intervest Bancshares Corporation is a registered bank holding company. Its subsidiaries are Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida, and Intervest Mortgage Corporation, a mortgage investment company. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION

Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended September 30,		Nine-Months Ended September 30,	
	2002	2001	2002	2001
Selected Operating Data:				
Interest and dividend income	$11,396	$8,950	$32,115	$26,038
Interest expense	6,857	6,014	19,460	18,690
Net interest and dividend income	4,539	2,936	12,655	7,348
Provision for loan loss reserves	192	264	964	364
Net interest and dividend income after provision for loan loss reserves	4,347	2,672	11,691	6,984
Noninterest income	736	237	1,388	1,031
Noninterest expenses	1,594	1,313	4,736	3,966
Earnings before taxes	3,489	1,596	8,343	4,049
Provision for income taxes	1,385	667	3,347	1,661
Net earnings	$2,104	$ 929	$4,996	$ 2,388
Basic earnings per share	$ .52	$ .24	$ 1.26	$ .61
Diluted earnings per share	$ .41	$ .24	$ 1.01	$ .61
Adjusted net earnings for diluted earnings per share (1)	$2,214	$ 929	$5,319	$2,388
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	4,067,443	3,899,629	3,976,700	3,899,629
Diluted earnings per share (2)	5,465,361	3,945,497	5,286,974	3,899,629
Common shares outstanding at end of period	4,119,079	3,899,629	4,119,079	3,899,629
Common stock warrants outstanding at end of period	2,430,768	2,650,218	2,430,768	2,650,218
Net interest margin	2.85%	2.70%	2.94%	2.34%
Efficiency ratio (5)	30%	41%	34%	47%

Selected Financial Condition Information:	At Sep 30, 2002	At Dec 31, 2001	At Sep 30, 2001
Total assets	$661,721	$512,622	$475,716
Total cash and short-term investments	37,641	24,409	33,056
Total securities available for sale	5,654	6,192	8,239
Total securities held to maturity	146,400	99,157	70,377
Total Federal Reserve Bank stock	1,104	654	654
Total loans, net of unearned fees	454,391	368,526	350,126
Total deposits	486,623	362,437	341,725
Total borrowed funds and related accrued interest payable	113,082	99,910	84,110
Total stockholders' equity	47,118	40,395	39,027
Total allowance for loan loss reserves	4,301	3,380	3,132
Total nonperforming loans	-	1,243	-
Total loan chargeoffs (3)	150	-	-
Total loan recoveries (4)	107	-	-
Total foreclosed real estate	1,081	-	-
Book value per common share	11.44	10.36	10.01
Allowance for loan loss reserves/nonperforming loans	NA	271.92%	NA
Allowance for loan loss reserves/net loans	0.95%	0.92%	0.89%

(1) Net earnings plus interest expense on dilutive convertible debentures, net of taxes, that would not occur if they were assumed converted.

(2) Diluted earnings per share includes common shares that would be outstanding if dilutive common stock warrants and convertible debentures were assumed to be converted during the period.

Common stock warrants to purchase 1,134,000 shares of common stock at prices ranging from $10.00 to $16.00 per share and common stock warrants to purchase 2,650,000 shares of common stock at prices ranging from $6.67 to $16.00 per share were not considered in the 2001 quarterly and nine-month computations of diluted EPS, respectively, because their exercise price per share exceeded the average market price of Class A common stock during those periods.

Convertible debentures outstanding in 2001 totaling $8,985,000 (principal and accrued interest) were convertible into common stock at a price of $14.00 per share, but were not considered in both computations of diluted EPS for 2001 because they were not dilutive. For the 2002 computations, convertible debentures outstanding totaling $9,725,000 (principal and accrued interest) were convertible into common stock at a price of $10.01 per share and were considered dilutive, which resulted in additional common shares of 972,000.

(3) Represents a chargeoff in connection with the transfer of a nonperforming loan to foreclosed real estate in the second quarter of 2002.

(4) Represents proceeds received from the sale of collateral in the first quarter of 2002 from a loan that was charged off prior to 1997.

(5) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION

Consolidated Financial Highlights

($ in thousands, except per share amounts)	At or For The Period Ended Nine-Months Ended Sep 30, 2002	Twelve-Months Ended Dec 31, 2001	Twelve-Months Ended Dec 31, 2000
Balance Sheet Highlights:			
Total assets	$661,721	$512,622	$416,927
Asset growth rate	29%	23%	22%
Total loans, net	$454,391	$368,526	$266,326
Loan growth rate	23%	38%	25%
Total deposits	$486,623	$362,437	$300,241
Deposit growth rate	34%	21%	49%
Loans/deposits (Intervest National Bank)	74%	79%	67%
Borrowed funds and related accrued interest payable	$113,082	$99,910	$72,813
Stockholders' equity	$47,118	$40,395	$36,228
Common shares outstanding (1)	4,119,079	3,899,629	3,899,629
Common book value per share	$11.44	$10.36	$9.29
Market price per common share	$10.54	$7.40	$3.75
Asset Quality Highlights			
Nonperforming loans	$ -	$1,243	$ -
Allowance for loan loss reserves	$4,301	$3,380	$2,768
Loan recoveries (2)	$ 107	-	-
Loan chargeoffs (3)	$ 150	-	-
Foreclosed real estate	$1,081	-	-
Allowance for loan losses reserves/net loans	0.95%	0.92%	1.04%
Statement of Operations Highlights:			
Interest and dividend income	$32,115	$35,462	$31,908
Interest expense	19,460	24,714	23,325
Net interest and dividend income	12,655	10,748	8,583
Provision for loan loss reserves	964	612	275
Noninterest income	1,388	1,655	983
Noninterest expenses	4,736	5,303	4,568
Provision for income taxes	3,347	2,710	1,909
Earnings before extraordinary item	4,996	3,778	2,814
Extraordinary item, net of tax (4)	-	-	(206)
Net earnings	$4,996	$ 3,778	$ 2,608
Basic earnings per share	$ 1.26	$ .97	$ .67
Diluted earnings per share	$ 1.01	$ .97	$ .67
Adjusted net earnings used to calculate diluted earnings per share	$5,319	$ 3,778	$ 2,608
Average common shares used to calculate:			
Basic earnings per share	3,976,700	3,899,629	3,884,560
Diluted earnings per share	5,286,974	3,899,629	3,884,560
Return on average assets (5)	1.13%	0.85%	0.69%
Return on average equity (5)	15.51%	9.94%	7.48%
Efficiency ratio (6)	34%	43%	48%
Full-service banking offices	6	6	6

(1) The increase in shares outstanding was due to the exercise of Class A common stock warrants.

(2) The amount represents proceeds received from the sale of collateral in the first quarter of 2002 from a loan which was charged off prior to 1997.

(3) The amount represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate in the second quarter of 2002.

(4) Represents a charge, net of taxes, from the early retirement of debentures.

(5) Amounts for the nine-month period have been annualized.

(6) *Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.*

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

SUBSIDIARIES:
INTERVEST NATIONAL BANK, MEMBER FDIC
BANKING OFFICES - NEW YORK / FLORIDA

INTERVEST CORPORATION OF NEW YORK

JEROME DANSKER CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR
LOWELL S. DANSKER DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports 87% Increase in Earnings For The Second Quarter of 2002

Business Editors - New York – (Business Wire – July 16, 2002)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings in the second quarter of 2002 increased 87% to $1,644,000, from $878,000, in the second quarter of 2001. Earnings per share on a fully diluted basis increased 43% to $0.33 in the second quarter of 2002, from $0.23 in the second quarter of 2001. The fully diluted earnings per share computation in the 2002 quarter included common shares resulting from common stock warrants and convertible debentures that became dilutive during the period.

The growth in quarterly earnings was due to a $2,129,000 increase in net interest and dividend income resulting primarily from an increase in mortgage loans and a decline in the cost of deposits. This improvement was partially offset by the following: a $494,000 increase in the provision for income taxes due to higher pre-tax income; an increase in the provision for loan loss reserves of $326,000 due to loan growth; a $351,000 increase in noninterest expenses (of which $117,000 was noncash compensation expense recorded in connection with certain common stock warrants and a large portion of the remainder was due to growth in the Company's assets); and a $192,000 decline in noninterest income due to lower income from the prepayment of mortgage loans.

Consolidated net earnings for the first half of 2002 increased 98% to $2,892,000, or $0.60 per fully diluted share, from $1,459,000, or $0.37 per fully diluted share, in the first half of 2001. The growth in earnings was due to a $3,704,000 increase in net interest and dividend income, partially offset by a higher provision for income taxes of $968,000, a $672,000 increase in the provision for loan loss reserves, a $489,000 increase in noninterest expenses and a $142,000 decline in noninterest income. The reasons for these changes were substantially the same as those discussed above for the quarterly period.

Total consolidated assets at June 30, 2002 increased 23% to $628,157,000, from $512,622,000 at December 31, 2001, as reflected primarily in the increase in the Company's loan portfolio.

Total consolidated loans, net of unearned fees, at June 30, 2002 increased 22% to $449,771,000, from $368,526,000 at year-end 2001. The increase was due to growth in commercial real estate and multifamily mortgage loan originations.

Total consolidated security investments at June 30, 2002 amounted to $135,516,000 compared to $106,003,000 at December 31, 2001, reflecting additional purchases of shorter-term U.S. government agency securities.

Total consolidated cash and other short-term investments at June 30, 2002 amounted to $26,369,000, compared to $24,409,000 at December 31, 2001.

Total consolidated deposits at June 30, 2002 increased 29% to $465,753,000, from $362,437,000 at December 31, 2001, primarily reflecting increases in money market and certificate of deposit accounts of $50,675,000 and $49,224,000, respectively.

Total consolidated other borrowed funds (consisting almost entirely of subordinated debentures and related interest payable) amounted to $104,246,000 at June 30, 2002, compared to $99,910,000 at December 31, 2001.

Total consolidated stockholders' equity at June 30, 2002 increased to $44,155,000, from $40,395,000 at December 31, 2001. Book value per common share increased to $11.02 at June 30, 2002, from $10.36 at December 31, 2001.

The Company also announced that it intends to explore further growth through the acquisition of other banks or thrifts. It will consider acquisition of banks/thrifts with operations compatible with its own, with a view towards consolidating selected lines of business, operations and support functions in order to achieve economies of scale, greater efficiency and operational consistency. The Company anticipates that any such banks/thrifts would be located in the eastern United States. The Company emphasizes that it has not entered into any agreements or identified any institutions for acquisition and there can be no assurances that any such acquisitions will be successfully completed.

Intervest Bancshares Corporation is a registered bank holding company. Its subsidiaries are Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida, and Intervest Corporation of New York, a mortgage investment company. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION

Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended June 30,		Six-Months Ended June 30,	
	2002	2001	2002	2001
Selected Operating Data:				
Interest and dividend income	$11,008	$8,404	$20,719	$17,088
Interest expense	6,530	6,055	12,603	12,676
Net interest and dividend income	4,478	2,349	8,116	4,412
Provision for loan loss reserves	426	100	772	100
Net interest and dividend income after provision for loan loss reserves	4,052	2,249	7,344	4,312
Noninterest income	378	570	652	794
Noninterest expenses	1,680	1,329	3,142	2,653
Earnings before taxes	2,750	1,490	4,854	2,453
Provision for income taxes	1,106	612	1,962	994
Net earnings	$1,644	$ 878	$2,892	$ 1,459
Basic earnings per share	$ .42	$ .23	$ .74	$ .37
Diluted earnings per share	$ .33	$ .23	$ .60	$ .37
Adjusted net earnings for diluted earnings per share (1)	$1,752	$ 878	$3,105	$1,459
Weighted-average common shares and common equivalent shares outstanding for computing:				
Basic earnings per share	3,959,542	3,899,629	3,930,577	3,899,629
Diluted earnings per share (2)	5,330,009	3,899,629	5,207,656	3,899,629
Common shares outstanding at end of period	4,005,279	3,899,629	4,005,279	3,899,629
Common stock warrants outstanding at end of period	2,544,568	2,650,218	2,544,568	2,650,218

Selected Financial Condition Information:	At Jun 30, 2002	At Dec 31, 2001	At Jun 30, 2001
Total assets	$628,157	$512,622	$423,186
Total cash and short-term investments	26,369	24,409	66,323
Total securities available for sale	5,646	6,192	15,146
Total securities held to maturity	128,766	99,157	16,664
Total Federal Reserve Bank stock	1,104	654	669
Total loans, net of unearned fees	449,771	368,526	313,070
Total deposits	465,753	362,437	297,010
Total borrowed funds and related accrued interest payable	104,246	99,910	76,111
Total stockholders' equity	44,155	40,395	38,042
Total allowance for loan loss reserves	4,109	3,380	2,868
Total nonperforming loans	-	1,243	-
Total loan chargeoffs (3)	150	-	-
Total loan recoveries (4)	107	-	-
Total foreclosed real estate	1,081	-	-
Book value per common share	11.02	10.36	9.76
Allowance for loan loss reserves/nonperforming loans	NA	271.92%	NA
Allowance for loan loss reserves/net loans	0.91%	0.92%	0.92%

(1) Net earnings plus interest expense on dilutive convertible debentures, net of taxes, that would not occur if they were assumed converted.

(2) Diluted earnings per share includes common shares that would be outstanding if dilutive common stock warrants and convertible debentures were assumed to be converted during the period.

Common stock warrants to purchase 1,132,403 shares of common stock at prices of $10.00 and $10.01 per share were not considered in the six-month computation of diluted EPS for 2002 because their exercise price per share exceeded the average market price of Class A common stock during the period.

Common stock warrants to purchase 2,650,218 shares of common stock at prices ranging from $6.67 to $16.00 per share were not considered in the quarterly and six-month computations of diluted EPS for 2001 because their exercise price per share exceeded the average market price of Class A common stock during those periods.

Convertible debentures outstanding at June 30, 2001 totaling $8,808,000 (outstanding principal and accrued interest) were convertible into common stock at a price of $14.00 per share, but were not considered in the quarterly and six-month computations of diluted EPS for 2001 because they were not dilutive.

(3) Represents a chargeoff in connection with the transfer of a nonperforming loan to foreclosed real estate in the second quarter of 2002.

(4) Represents proceeds received from the sale of collateral in the first quarter of 2002 from a loan that was charged off prior to 1997.

INTERVEST BANCSHARES CORPORATION

Consolidated Financial Highlights

($ in thousands, except per share amounts)	At or For The Period Ended		
	Six-Months Ended Jun 30, 2002	Twelve-Months Ended Dec 31, 2001	Twelve-Months Ended Dec 31, 2000
Balance Sheet Highlights:			
Total assets	$628,157	$512,622	$416,927
Asset growth rate	23%	23%	22%
Total loans, net	$449,771	$368,526	$266,326
Loan growth rate	22%	38%	25%
Total deposits	$465,753	$362,437	$300,241
Deposit growth rate	29%	21%	49%
Loans/deposits (Intervest National Bank)	75%	79%	67%
Borrowed funds and related accrued interest payable	$104,246	$99,910	$72,813
Stockholders' equity	$44,155	$40,395	$36,228
Common shares outstanding (1)	4,005,279	3,899,629	3,899,629
Common book value per share	$11.02	$10.36	$9.29
Market price per common share	$10.90	$7.40	$3.75
Asset Quality Highlights			
Nonperforming loans	$ -	$1,243	$ -
Allowance for loan loss reserves	$4,109	$3,380	$2,768
Loan recoveries (2)	$ 107	-	-
Loan chargeoffs (3)	$ 150	-	-
Foreclosed real estate	$1,081	-	-
Allowance for loan losses reserves/net loans	0.91%	0.92%	1.04%
Statement of Operations Highlights:			
Interest and dividend income	$20,719	$35,462	$31,908
Interest expense	12,603	24,714	23,325
Net interest and dividend income	8,116	10,748	8,583
Provision for loan loss reserves	772	612	275
Noninterest income	652	1,655	983
Noninterest expenses	3,142	5,303	4,568
Provision for income taxes	1,962	2,710	1,909
Earnings before extraordinary item	2,892	3,778	2,814
Extraordinary item, net of tax (4)	-	-	(206)
Net earnings	$2,892	$ 3,778	$ 2,608
Basic earnings per share	$ .74	$ .97	$ .67
Diluted earnings per share	$ .60	$ .97	$ .67
Adjusted net earnings used to calculate diluted earnings per share	$3,105	$ 3,778	$ 2,608
Average common shares used to calculate:			
Basic earnings per share	3,930,577	3,899,629	3,884,560
Diluted earnings per share	5,207,656	3,899,629	3,884,560
Return on average assets (5)	1.03%	0.85%	0.69%
Return on average equity (5)	13.86%	9.94%	7.48%
Efficiency ratio (6)	36%	43%	48%
Full-service banking offices	6	6	6

(1) The increase in shares outstanding was due to the exercise of Class A common stock warrants.

(2) The amount represents proceeds received from the sale of collateral in the first quarter of 2002 from a loan which was charged off prior to 1997.

(3) The amount represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate in the second quarter of 2002.

(4) Represents a charge, net of taxes, from the early retirement of debentures.

(5) Amounts for the six-month period have been annualized.

(6) Defined as noninterest expenses (excluding the provision for loan losses) as a percentage of net interest and dividend income plus noninterest income.

INTERVEST BANCSHARES CORPORATION
10 ROCKEFELLER PLAZA/NEW YORK, N.Y. 10020-1903
TEL: (212) 218-2800/ FAX: (212) 218-2808

SUBSIDIARIES:
INTERVEST NATIONAL BANK, MEMBER FDIC
BANKING OFFICES - NEW YORK / FLORIDA

INTERVEST CORPORATION OF NEW YORK

JEROME DANSKER CHAIRMAN
LAWRENCE G. BERGMAN DIRECTOR
LOWELL S. DANSKER DIRECTOR

(BW) (INTERVEST-BANCSHARES) (IBCA)

INTERVEST BANCSHARES CORPORATION

Reports Earnings More Than Double in The First Quarter of 2002

Business Editors - New York – (Business Wire – April 15, 2002)

Intervest Bancshares Corporation (NASDAQ: IBCA) (the "Company") today reported that its consolidated net earnings in the first quarter of 2002 increased 115% to $1,248,000, or $0.30 per fully diluted share, from $581,000, or $0.15 per fully diluted share, in the first quarter of 2001.

The growth was due to an increase of $1,575,000 in net interest and dividend income resulting from an increase in mortgage loans and lower interest expense. These items were partially offset by a higher provision for income taxes of $474,000 and a provision for loan losses of $346,000, largely due to loan growth during the quarter.

Total consolidated assets at March 31, 2002 increased 10% to $563,970,000, from $512,622,000 at December 31, 2001, as reflected primarily in the increase in the Company's loan portfolio.

Total consolidated loans, net of unearned fees, at March 31, 2002 increased 10% to $405,055,000, from $368,526,000 at year-end 2001. The increase was due to growth in commercial real estate and multifamily mortgage loan originations.

Total consolidated security investments at March 31, 2002 amounted to $102,262,000 compared to $106,003,000 at December 31, 2001. Total consolidated cash and other short-term investments at March 31, 2002 increased to $41,781,000, from $24,409,000 at December 31, 2001.

Total consolidated deposits at March 31, 2002 increased 11% to $404,019,000, from $362,437,000 at December 31, 2001, primarily reflecting a $30,665,000 increase in money market deposit accounts.

Total consolidated other borrowed funds (consisting almost entirely of subordinated debentures and related interest payable) amounted to $106,929,000 at March 31, 2002, compared to $99,910,000 at December 31, 2001. The increase was due to the sale of new debentures by Intervest Corporation of New York totaling $5,750,000 (as part of its normal funding of its mortgage loan originations).

Total consolidated stockholders' equity at March 31, 2002 increased to $41,699,000, from $40,395,000 at December 31, 2001. Book value per common share increased to $10.66 at March 31, 2002, from $10.36 at December 31, 2001.

Intervest Bancshares Corporation is a registered bank holding company. Its subsidiaries are Intervest National Bank, a nationally chartered commercial bank, that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Clearwater and Pinellas County, Florida, and Intervest Corporation of New York, a mortgage investment company. Intervest National Bank maintains capital ratios in excess of the regulatory requirements to be designated as a well-capitalized institution.

Intervest Bancshares Corporation's Class A Common Stock is listed on the NASDAQ Small Cap: Trading Symbol IBCA.

This press release may contain forward-looking information. Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties that may affect the Company's actual results of operations. The following important factors, among others, could cause actual results to differ materially from those set forth in forward looking statements: changes in general economic conditions in the Company's market areas; changes in policies by regulatory agencies; fluctuations in interest rates; demand for loans; and competition. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business. Historical results are not necessarily indicative of the future prospects of the Company.

Contact: Jerome Dansker, Chairman, Intervest Bancshares Corporation
10 Rockefeller Plaza, Suite 1015,
New York, New York 10020
(212-218-2800) (Fax 212-218-2808)

Selected Consolidated Financial Information Follows.

INTERVEST BANCSHARES CORPORATION

Selected Consolidated Financial Information

(Dollars in thousands, except per share amounts)	Quarter Ended March 31, 2002	Quarter Ended March 31, 2001
Selected Operating Data:		
Interest and dividend income	$9,711	$8,684
Interest expense	6,073	6,621
Net interest and dividend income	3,638	2,063
Provision for loan loss reserves	346	-
Net interest and dividend income after provision for loan loss reserves	3,292	2,063
Noninterest income	274	224
Noninterest expenses	1,462	1,324
Earnings before taxes	2,104	963
Provision for income taxes	856	382
Net earnings	$1,248	$ 581
Basic earnings per share	$ .32	$ .15
Diluted earnings per share	$ .30	$ .15
Weighted-average common shares and common equivalent shares outstanding for computing:		
Basic earnings per share	3,901,290	3,899,629
Diluted earnings per share (1)	4,165,234	3,899,629

Selected Financial Condition Information:	At Mar 31, 2002	At Dec 31, 2001	At Mar 31, 2001
Total assets	$563,970	$512,622	$423,081
Total cash and short-term investments	41,781	24,409	79,801
Total securities available for sale	6,146	6,192	38,094
Total securities held to maturity	95,012	99,157	16,926
Total Federal Reserve Bank stock	1,104	654	639
Total loans, net of unearned fees	405,055	368,526	276,701
Total deposits	404,019	362,437	301,824
Total borrowed funds and related accrued interest payable	106,929	99,910	75,466
Total stockholders' equity	41,699	40,395	37,126
Total allowance for loan loss reserves	3,833	3,380	2,768
Total nonperforming loans	1,243	1,243	-
Total loan recoveries (2)	107	-	-
Book value per common share	10.66	10.36	9.52
Allowance for loan loss reserves/nonperforming loans	308.36%	271.92%	NA
Allowance for loan loss reserves/net loans	0.95%	0.92%	1.00%

(1) A total of 1,134,000 of common stock warrants with an exercise price of $10.01 were not considered in the quarterly computation of diluted EPS for 2002 because their exercise price per share exceeded the average market price of Class A common stock during the quarter and as a result, they were not dilutive. Similarly, a total of 2,650,000 of common stock warrants with exercise prices ranging from $6.67 to $16.00 were not included in the quarterly computation of diluted EPS for 2001 because they were not dilutive. Additionally, convertible debentures totaling $6,930,000 and convertible (at $10.01 per share in 2002 and $14.00 per share in 2001) into Class A common stock were not considered in any of the diluted EPS computations because they were not dilutive.

(2) The amount for the quarter ended March 31, 2002 represents proceeds received from the sale of collateral from a loan which was charged off prior to 1997.

INTERVEST BANCSHARES CORPORATION

Consolidated Financial Highlights

($ in thousands, except per share amounts)	At or For The Period Ended		
	Three-Months Ended Mar 31, 2002	Twelve-Months Ended Dec 31, 2001	Twelve-Months Ended Dec 31, 2000
Balance Sheet Highlights:			
Total assets	$563,970	$512,622	$416,927
Asset growth rate	10%	23%	22%
Total loans, net	$405,055	$368,526	$266,326
Loan growth rate	10%	38%	25%
Total deposits	$404,019	$362,437	$300,241
Deposit growth rate	11%	21%	49%
Loans/deposits (Intervest National Bank)	78%	79%	67%
Borrowed funds and related accrued interest payable	$106,929	$99,910	$72,813
Stockholders' equity	$41,699	$40,395	$36,228
Common shares outstanding (1)	3,911,129	3,899,629	3,899,629
Common book value per share	$10.66	$10.36	$9.29
Market price per common share	$9.25	$7.40	$3.75
Asset Quality Highlights			
Nonperforming loans	$1,243	$1,243	$ -
Allowance for loan loss reserves	$3,833	$3,380	$2,768
Loan recoveries (2)	$107	-	-
Loan chargeoffs	-	-	-
Allowance for loan losses reserves/net loans	0.95%	0.92%	1.04%
Statement of Operations Highlights:			
Interest and dividend income	$9,711	$35,462	$31,908
Interest expense	6,073	24,714	23,325
Net interest and dividend income	3,638	10,748	8,583
Provision for loan loss reserves	346	612	275
Noninterest income	274	1,655	983
Noninterest expenses	1,462	5,303	4,568
Provision for income taxes	856	2,710	1,909
Earnings before extraordinary item	1,248	3,778	2,814
Extraordinary item, net of tax (3)	-	-	(206)
Net earnings	$1,248	$ 3,778	$ 2,608
Basic earnings per share	$ .32	$ .97	$ .67
Diluted earnings per share	$ .30	$ .97	$ .67
Average common shares used to calculate:			
Basic earnings per share	3,901,290	3,899,629	3,884,560
Diluted earnings per share	4,165,234	3,899,629	3,884,560
Return on average assets (4)	0.95%	0.85%	0.69%
Return on average equity (4)	12.23%	9.94%	7.48%
Efficiency ratio (5)	41%	43%	48%
Full-service banking offices	6	6	6

(1) The increase in shares outstanding was due to the exercise of Class A common stock warrants.

(2) The amount for the quarter ended March 31, 2002 represents proceeds received from the sale of collateral from a loan which was charged off prior to 1997.

(3) Represents a charge, net of taxes, from the early retirement of debentures.

(4) Amounts for the quarter have been annualized.

(5) Defined as noninterest expenses as a percentage of net interest and dividend income plus noninterest income.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED **DECEMBER 31, 2002**

Commission File Number **000-23377**

INTERVEST BANCSHARES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	13-3699013
(State or other jurisdiction of incorporation)	(I.R.S. employer identification no.)

10 Rockefeller Plaza, Suite 1015
New York, New York 10020-1903
(Address of principal executive offices)

(212) 218-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934

None
(Title of class)

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934

Class A Common Stock, par value $1.00 per share
(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes XX No__.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act):
Yes _ No_.

As of February 25, 2003 there were 4,348,087 shares of the Registrant's Class A common stock and 355,000 shares of the Registrant's Class B common stock issued and outstanding. The aggregate market value of 1,765,437 shares of the Registrant's Class A common stock on February 25, 2003, which excludes 2,582,650 shares held by affiliates as a group, was $19,137,337. This value is based on the average bid and asked price of $10.84 per share on February 25, 2003 of the Class A common stock on the NASDAQ Small Cap Market.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2003 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Intervest Bancshares Corporation and Subsidiaries

2002 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Description of Business

General

Private Securities Litigation Reform Act Safe Harbor Statement

The Company is making this statement in order to satisfy the "Safe Harbor" provision contained in the Private Securities Litigation Reform Act of 1995. The statements contained in this report on Form 10-K that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors relating to the Company's operations and economic environment, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results of the Company to differ materially from those matters expressed in or implied by forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements: changes in general economic, market and regulatory conditions; the development of an interest rate environment that may adversely affect the Company's interest rate spread, other income or cash flow anticipated from the Company's operations, investment and lending activities; and changes in laws and regulations affecting banks and bank holding companies.

Intervest Bancshares Corporation

Intervest Bancshares Corporation is a registered bank holding company (the "Holding Company") incorporated in 1993 under the laws of the State of Delaware. Its principal office is located at 10 Rockefeller Plaza, Suite 1015, New York, New York 10020, and its telephone number is 212-218-2800. The Holding Company's Class A common stock is listed on the NASDAQ SmallCap Market (Symbol: IBCA). At December 31, 2002, the Holding Company owned 100% of the outstanding capital stock of Intervest National Bank (the "Bank"), Intervest Mortgage Corporation (whose name was changed from Intervest Corporation of New York in 2002) and Intervest Statutory Trust I (hereafter referred to collectively as the "Company," on a consolidated basis). On July 20, 2001, Intervest Bank (the Holding Company's other wholly owned banking subsidiary prior to that date) was merged into Intervest National Bank. The merger was treated as a reorganization and accounted for at historical cost similar to the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of both banks were combined and recorded at their historical cost amounts.

At December 31, 2002, the Company had total assets of $685,979,000, cash and security investments of $179,651,000, net loans of $489,912,000, deposits of $505,958,000, debentures and related interest payable of $113,302,000, and stockholders' equity of $53,126,000, compared to total assets of $512,622,000, cash and security investments of $130,662,000, net loans of $368,526,000, deposits of $362,437,000, debentures and related interest payable of $99,910,000, and stockholders' equity of $40,395,000 at December 31, 2001.

The Holding Company's primary business is the operation of its subsidiaries. It does not engage in any other substantial business activities other than a limited amount of real estate mortgage lending. From time to time, the Holding Company has sold debentures to raise funds for working capital purposes. The Holding Company is subject to examination and regulation by the Federal Reserve Board.

In December 2002, Intervest Bancshares Corporation entered into an agreement to acquire Intervest Securities Corporation, an affiliated entity that is a broker/dealer registered in nine states and is an NASD and SIPC member firm. Intervest Securities Corporation participates as a selected dealer from time to time in offerings of debt securities of the Company, primarily those of Intervest Mortgage Corporation. Pursuant to this agreement, Intervest Bancshares Corporation will acquire all of the capital stock of Intervest Securities Corporation for 30,000 shares of its Class B common stock that will be newly issued for this transaction. At December 31, 2002, Intervest Securities Corporation's net assets amounted to approximately $200,000 and consisted of cash. The transaction is subject to the approval of both the NASD and the Federal Reserve Bank of New York (FRB) and is expected to close in the first quarter of 2003. Intervest Securities Corporation will become a wholly owned subsidiary of Intervest Bancshares Corporation. In connection with this transaction, Intervest Bancshares Corporation filed an election with and was approved by the FRB to become a financial holding company under Regulation Y effective January 23, 2003.

The Company has also previously announced that it intends to explore further growth through the acquisition of other banks or thrifts. It will consider acquisition of banks/thrifts with operations compatible with its own, with a view towards consolidating selected lines of business, operations and support functions in order to achieve economies of scale, greater efficiency and operational consistency. The Company anticipates that any such banks/thrifts would be located in the eastern United States. The Company emphasizes that it has not entered into any agreements or identified any institutions for acquisition and there can be no assurances that any such acquisitions will be successfully completed.

Intervest National Bank

Intervest National Bank is a nationally chartered bank that has its headquarters and full-service banking office at One Rockefeller Plaza, in New York City, and a total of five full-service banking offices in Pinellas County, Florida - four in Clearwater and one in South Pasadena.

At December 31, 2002, the Bank had total assets of $581,435,000, cash and security investments of $163,167,000, net loans of $407,128,000, deposits of $517,209,000 and stockholder's equity of $51,936,000, compared to total assets of $421,152,000, cash and security investments of $116,387,000, net loans of $296,255,000, deposits of $365,978,000 and stockholder's equity of $46,749,000, at December 31, 2001.

The Bank provides a wide range of banking services to small and middle-market businesses and individuals. It conducts a personalized commercial and consumer banking business and attracts deposits from the areas served by its banking offices. The Bank also provides internet banking through its web site: www.intervestnatbank.com, which can attract deposit customers from within as well as outside its primary market areas. The deposits, together with funds derived from other sources, are used to originate a variety of real estate, commercial and consumer loans and to purchase investment securities. The Bank emphasizes multifamily residential and commercial real estate lending and also offers commercial and consumer loans.

The revenues of the Bank are primarily derived from interest and fees received from originating loans, and from interest and dividends earned on securities and other short-term investments. The principal sources of funds for the Bank's lending activities are deposits, repayment of loans, maturities and calls of securities and cash flow generated from operating activities. The Bank's principal expenses are interest paid on deposits and operating and general and administrative expenses.

Deposit flows and the rates paid thereon are influenced by interest rates on competing investments available to depositors and general market rates of interest. Lending activities are affected by the demand for real estate and other types of loans, interest rates at which such loans may be offered and other factors affecting the availability of funds to lend. The Bank faces strong competition in the attraction of deposits and in the origination of loans. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the extent permitted by law.

As is the case with banking institutions generally, the Bank's operations are significantly influenced by general economic conditions and by related monetary and fiscal policies of banking regulatory agencies, including the FRB and FDIC. The Bank is also subject to the supervision, regulation and examination of the Office of the Comptroller of the Currency of the United States of America (OCC). In June 2001, the OCC terminated a Memorandum of Understanding with the Bank that was in effect since June 2000. The memorandum was a formal written agreement whereby, among other things, the Bank had been required to review, revise, develop and implement various policies and procedures with respect to its lending and credit underwriting. Management implemented various actions in order for the Bank to be in full compliance with the memorandum.

Intervest Mortgage Corporation

Intervest Mortgage Corporation is in the business of investing primarily in commercial and multifamily real estate mortgage loans on income producing properties, such as office and commercial properties and multifamily residential apartment buildings. It also makes loans on other types of properties and may resell mortgages. Intervest Mortgage Corporation is located at 10 Rockefeller Plaza in New York City.

Intervest Mortgage Corporation was acquired by the Holding Company on March 10, 2000. In the acquisition, all of the outstanding capital stock of Intervest Mortgage Corporation was acquired in exchange for 1,250,000 shares of the

Holding Company's Class A common stock. Former shareholders of Intervest Mortgage Corporation are officers and directors of Intervest Mortgage Corporation and the Holding Company. The acquisition was accounted for at historical cost similar to the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of both companies were combined and recorded at their historical cost amounts.

At December 31, 2002, Intervest Mortgage Corporation had total assets of $97,311,000, net loans of $73,499,000, debentures and related interest payable of $84,751,000, and stockholder's equity of $11,413,000, compared to total assets of $83,083,000, net loans of $62,665,000, debentures and related interest payable of $72,113,000, and stockholder's equity of $9,847,000, at December 31, 2001.

Intervest Mortgage Corporation's operations are significantly influenced by the movement of interest rates and by general economic conditions, particularly those in the New York City metropolitan area where most of the properties that secure its mortgage loans are concentrated.

Intervest Statutory Trust I

Intervest Statutory Trust I was formed in December 2001 in connection with the issuance of $15,000,000 of capital securities. It is not authorized and does not conduct any trade or business, and was formed for the sole purpose of the issuance, sale and administration of the capital securities. See note 9 to the consolidated financial statements for further discussion of the capital securities.

Market Area

The primary market area of the Bank's New York office is considered to be the New York City metropolitan region, and Manhattan in particular. The primary market area of the Bank's Florida offices is considered to be Pinellas County, which is the most populous county in the Tampa Bay area of Florida. The area has many more seasonal residents. The Tampa Bay area is located on the West Coast of Florida, midway up the Florida peninsula. The major cities in the area are Tampa (Hillsborough County) and St. Petersburg and Clearwater (Pinellas County). The Bank's deposit gathering and lending markets are concentrated in the communities surrounding its offices. Management believes that all the Bank's offices are located in areas serving small and mid-sized businesses and serving middle and upper income communities. The Bank's deposit-gathering market also includes its web site on the internet: www.intervestnatbank.com, which attracts deposit customers from both within and outside the Bank's primary market areas.

Intervest Mortgage Corporation's lending activities have been concentrated in the New York City metropolitan region. It also makes loans in other states, including Connecticut, Florida, Georgia, Maryland, New Jersey, North Carolina, Pennsylvania, Virginia and Washington D.C.

Competition

The deregulation of the banking industry and the widespread enactment of state laws that permit multi-bank holding companies, as well as an increasing level of interstate banking, have created a highly competitive environment for commercial banking. In one or more aspects of its business, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer services that the Bank does not currently provide. In addition, many of the Bank's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. Management believes that a community bank is better positioned to establish personalized banking relationships with both commercial customers and individual households. The Bank's community commitment and involvement in its primary market areas, as well as its commitment to quality and personalized banking services are factors that contribute to the Bank's competitiveness. Management believes a locally-based bank is often perceived by the local business community as possessing a clearer understanding of local commerce and their needs. Consequently, management believes that the Bank can compete successfully in its primary market areas by making prudent lending decisions quickly and more efficiently than its competitors, without compromising asset quality or profitability, although no assurances can be given that such factors will assure success. In addition, management believes a personalized service approach enables the Bank to attract and retain core deposits.

In making its investments, Intervest Mortgage Corporation also experiences significant competition from banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, real estate investment trusts, limited partnerships and other lenders and investors engaged in purchasing mortgages or making real property investments with investment objectives similar in whole or part to its own. An increase in the general availability of funds may increase competition in the making of investments in mortgages and real property, and may reduce the yields available therefrom.

Asset Quality

The Bank seeks to maintain a high level of asset quality when considering investments in securities and the originations of loans. In originating loans, the Bank places emphasis on the borrower's ability to generate cash flow to support its debt obligations and other cash related expenses. The Bank's lending activities are conducted pursuant to written policies and defined lending limits. Depending on their type and size, certain loans must be reviewed and approved by a Loan Committee comprised of certain members of the Board of Directors prior to being originated. As part of its loan portfolio management strategy, loan-to-value ratios (the ratio that the original principal amount of the loan bears to the lower of the purchase price or appraised value of the property securing the loan at the time of origination) on new loans originated by the Bank typically do not exceed 80%. In addition, physical inspections of properties being considered for mortgage loans are made as part of the approval process.

The Bank's Loan Committee, as well as its senior management and lending officers, concentrate their efforts and resources on loan review and underwriting procedures. Internal controls include ongoing reviews of loans to monitor documentation and ensure the existence and valuations of collateral. The Bank also has in place a review process with the objective of quickly identifying, evaluating and initiating necessary corrective actions for any problem loans.

Intervest Mortgage Corporation does not have formal policies regarding the percentage of its assets that may be invested in any single mortgage, the type of mortgage loans and investments it can make, the geographic location of properties collateralizing those mortgages and limits as to loan-to-value ratios. Intervest Mortgage Corporation also does not have a Loan Committee or a formal loan approval process.

At December 31, 2002, the Company did not have any nonaccrual or impaired loans. At December 31, 2001, the Bank had one commercial real estate loan with a principal balance of $1,243,000 classified as nonperforming and impaired. In the second quarter of 2002, the property collateralizing this loan was acquired through foreclosure and transferred to Foreclosed Real Estate at estimated fair value less estimated selling costs. A loan charge off of $150,000 was recorded against the allowance for loan loss reserves in connection with this transfer.

There can be no assurance that a downturn in real estate values, as well as other economic factors, would not have an adverse impact on the Company's future level of nonperforming assets and profitability.

Lending Activities

The Company's lending activities include real estate loans and commercial and consumer loans. Real estate loans include primarily the origination of loans for commercial and multifamily properties. While the Bank's lending activities include single-family residential mortgages, such lending has not been emphasized. Commercial loans include loans to businesses originated for working capital needs. Consumer loans include those for the purchase of automobiles, boats, home improvements and investments. At December 31, 2002, the Company's loan portfolio, net of deferred fees, amounted to $489,912,000, compared to $368,526,000 at December 31, 2001.

Commercial and Multifamily Real Estate Mortgage Lending

Almost all of the Company's current loan portfolio is comprised of loans secured by commercial and multifamily real estate, including rental and cooperative apartment buildings, office buildings and shopping centers.

Commercial and multifamily mortgage lending generally involves greater risk than 1-4 family residential lending. Such lending typically involves larger loan balances to single borrowers and repayment of loans secured by income producing properties is typically dependent upon the successful operation of the underlying real estate.

Mortgage loans on commercial and multifamily properties are normally originated for terms of no more than 20 years, many with variable interest rates that are based on the prime rate. Additionally, many loans have an interest rate floor which resets upward along with any increase in the loan's interest rate. This feature reduces the loan's interest rate exposure to declining interest rates.

Mortgage loans on commercial and multifamily properties typically provide for periodic payments of interest and principal during the term of the mortgage, with the remaining principal balance and any accrued interest due at the maturity date. The majority of the mortgages owned by the Company provide for balloon payments at maturity, which means that a substantial part or the entire original principal amount is due in one lump sum payment at maturity. If the net revenue from the property is not sufficient to make all debt service payments due on the mortgage or, if at maturity or the due date of any balloon payment, the owner of the property fails to raise the funds (by refinancing, sale or otherwise) to make the lump sum payment, the Company could sustain a loss on its investment in the mortgage loan. The Company's mortgage loans are generally not personal obligations of the borrower and are not insured or guaranteed by governmental agencies.

Commercial Lending

The Bank offers a variety of commercial loan services including term loans, lines of credit and equipment financing. Short-to-medium term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital needs (including those secured by inventory, receivables and other assets), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment and machinery. Commercial loans are typically underwritten on the basis of the borrower's ability to make repayment from the cash flow of their business and are generally collateralized as discussed above. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

Consumer Lending

The Bank offers consumer loans including those for: the purchase of automobiles, recreation vehicles and boats; second mortgages; home improvements; home equity lines of credit; and personal loans (both collateralized and uncollateralized). Consumer loans typically have a shorter term and carry higher interest rates than other types of loans. In addition, consumer loans have additional risks of collectability when compared to traditional types of loans granted by commercial banks such as residential mortgage loans. In many instances, the Bank is required to rely on the borrower's ability to repay the loan from personal income sources, since the collateral may be of reduced value at the time of collection.

Loan Solicitation and Processing

Loan originations are derived from the following: advertising in newspapers and trade journals; referrals from mortgage brokers; existing customers and borrowers; walk-in customers; and through direct solicitation by the Company's officers.

The Company's underwriting procedures normally require the following: physical inspections by management of properties being considered for mortgage loans; mortgage title insurance; hazard insurance; and an appraisal of the property securing the loan to determine the property's adequacy as collateral performed by an appraiser approved by the Company. In addition, the Company analyzes relevant real property and financial factors, which in certain cases may include: the condition and use of the subject property; the property's income-producing capacity; and the quality, experience and creditworthiness of the property's owner.

For commercial and consumer loans, upon receipt of a loan application from a prospective borrower, a credit report and other verifications are obtained to substantiate specific information relating to the applicant's employment income and credit standing.

Real Estate Investing Activities

The Company, from time to time, may purchase equity interests in real property or it may acquire such an equity interest pursuant to a foreclosure upon a mortgage in the normal course of business. With respect to such equity interests in real estate, the Company may acquire and retain title to properties either directly or through a subsidiary. While no such transactions are presently pending, the Company would consider the expansion of its business through investments in or acquisitions of other companies engaged in real estate or mortgage business activities. While the Company has not previously made acquisitions of real property (other than purchases in connection with the operation of its offices or properties acquired through foreclosure) its management has had substantial experience in the acquisition and management of properties and, in particular, multifamily residential properties.

Investment Activities

The Bank's investment policies and strategies are reviewed and approved by its Board of Directors and Investment Committee. The Company has historically purchased securities that are issued directly by the U.S. government or one of its agencies. Accordingly, the Company's investments in securities carry a significantly lower credit risk than its loan portfolio. To manage interest rate risk, the Company normally purchases securities that have adjustable rates or securities with fixed rates that have short- to intermediate-maturity terms. From time to time, a securities available-for-sale portfolio may be maintained to provide flexibility for implementing asset and liability management strategies. The Company does not engage in trading activities.

Securities held to maturity totaled $145,694,000 at December 31, 2002, compared to $99,157,000 at December 31, 2001. Securities available for sale amounted $6,192,000 at December 31, 2001. There were no securities classified as available for sale at December 31, 2002.

The Company also invests in various money market instruments, including overnight and term federal funds, short-term bank commercial paper and certificate of deposits. These instruments are used to temporarily invest funds resulting from deposit-gathering activities, normal cash flow from operations and sales of debentures. Cash and short-term investments at December 31, 2002 amounted to $30,849,000, compared to $24,409,000 at December 31, 2001.

Sources of Funds

The Bank's primary sources of funds consist of the following: retail deposits obtained through its branch offices and through the mail; amortization, satisfactions and repayments of loans; maturities and calls of securities; and cash generated by operating activities. In addition, the Bank has from time to time received capital contributions from the Holding Company.

Deposit accounts are solicited from individuals, small businesses and professional firms located throughout the Bank's primary market areas through the offering of a broad variety of deposit services. The Bank also uses its web site on the internet: www.intervestnatbank.com, which attracts deposit customers from both within and outside its primary market areas. At December 31, 2002, consolidated deposit liabilities totaled $505,958,000, compared to $362,437,000 at December 31, 2001.

Deposit services include the following: certificates of deposit (including denominations of $100,000 or more); individual retirement accounts (IRAs); other time deposits; checking and other demand deposit accounts; negotiable order of withdrawal (NOW) accounts; savings accounts; and money market accounts. Interest rates offered by the Bank on deposit accounts are normally competitive with those in the principal market areas of the Bank. In addition, the determination of rates and terms also considers the Bank's liquidity requirements, growth goals, capital levels and federal regulations. Maturity terms, service fees and withdrawal penalties on deposit products are reviewed and established by the Bank on a periodic basis.

The Bank offers internet banking services, ATM services with access to local, state and national networks, wire transfers, direct deposit of payroll and social security checks and automated drafts for various accounts. In addition, the Bank offers safe deposit boxes to its customers in Florida. The Bank periodically reviews the scope of the banking products and services it offers consistent with market opportunities and available resources.

The Bank purchases federal funds from time to time to manage its liquidity needs. At December 31, 2002 and 2001, there were no such funds outstanding, and such funding has not been emphasized. The Bank has agreements with correspondent banks whereby it may borrow up to $8,000,000 on an unsecured basis. There were no outstanding borrowings under these agreements at December 31, 2002 or 2001.

Intervest Mortgage Corporation's principal sources of funds consist of borrowings (through the sale of its debentures), mortgage repayments and cash flow generated from operations. At December 31, 2002, Intervest Mortgage Corporation had debentures outstanding of $74,000,000, compared to $63,000,000 at December 31, 2001. The Holding Company has also sold debentures for working capital purposes. The Holding Company's debentures outstanding totaled $10,430,000 at December 31, 2002 and December 31, 2001.

On December 18, 2001, the Holding Company's wholly-owned subsidiary, Intervest Statutory Trust I, sold 9.875% Trust Preferred Securities due December 18, 2031 to third party investors in the aggregate principal amount of $15,000,000, referred to in this report as the Capital Securities. The net proceeds from the sale, as well as the initial capital contribution of $464,000 from the Holding Company, were reinvested by the Trust into the Holding Company in exchange for $15,464,000 of the Holding Company's 9.875% Junior Subordinated Debentures (the "Junior Subordinated Debentures") due December 18, 2031. The Holding Company then invested $15,000,000 as a capital contribution in the Bank. The sole asset of the Trust, the obligor on the Capital Securities, is the Junior Subordinated Debentures. For a further discussion of all the debentures, including conversion prices and redemption premiums, see note 7 and note 9 to the consolidated financial statements.

Employees

At December 31, 2002, the Company employed 57 full-time equivalent employees. The Company provides various benefit plans, including group life, health and a 401(k) Plan. The employees are not covered by a collective bargaining agreement and the Company considers its employee relations are good.

Federal and State Taxation

The Company and its subsidiaries file a consolidated federal income tax return and combined state and city income tax returns in New York. The Company also files a state income tax return in New Jersey and a franchise tax return in Delaware. The Bank also files a state income tax return in Florida. Intervest Mortgage Corporation files state income tax returns in various other states. All the returns are filed on a calendar year basis.

Consolidated returns have the effect of eliminating intercompany distributions, including dividends, from the computation of consolidated taxable income for the taxable year in which the distributions occur. In accordance with an income tax sharing agreement, income tax charges or credits are, for financial reporting purposes, allocated to the Holding Company and its subsidiaries on the basis of their respective taxable income or taxable loss included in the consolidated income tax return.

Banks and bank holding companies are subject to federal and state income taxes in the same manner as other corporations. Florida taxes banks under the same provisions as other corporations, while New York State and New York City taxable income is calculated under applicable sections of the Internal Revenue Code of 1986, as amended (the "Code"), with some modifications required by state law.

Although the Bank's federal income tax liability is determined under provisions of the Code, which is applicable to all taxpayers, Sections 581 through 597 of the Code apply specifically to financial institutions. The two primary areas in which the treatment of financial institutions differs from the treatment of other corporations under the Code are in the areas of bond gains and losses and bad debt deductions. Bond gains and losses generated from the sale or exchange of portfolio instruments are generally treated for financial institutions as ordinary gains and losses as opposed to capital gains and losses for other corporations, as the Code considers bond portfolios held by banks to be inventory in a trade or business rather than capital assets. Banks are allowed a statutory method for calculating a reserve for bad debt deductions. Based on its asset size, a bank is permitted to maintain a bad debt reserve calculated on an experience method, based on chargeoffs and recoveries for the current and preceding five years, or a "grandfathered" base year reserve, if larger. In 2002, due to its asset size, the Bank no longer qualifies for this method and began using the direct write-off method in computing its bad debt deduction for tax purposes.

Investment in Subsidiaries

The following table provides information regarding the Holding Company's subsidiaries:

($ in thousands)	At December 31, 2002			Subsidiaries Earnings for the Year Ended December 31,		
Subsidiary	% of Voting Stock	Total Investment	Equity in Underlying Net Assets	2002	2001	2000
Intervest National Bank	100%	$51,936	$51,936	$6,459	$3,404	$2,619
Intervest Mortgage Corporation	100%	$11,413	$11,413	$1,567	$ 577	$ 129
Intervest Statutory Trust I	100%	$ 464	$ 464	$ -	$ -	$ -

Effective December 2001, the Bank began paying a monthly dividend of $125,000, or $1,500,000 annually, to the Holding Company in order to provide funds for the debt service on the Capital Securities (the proceeds of which were contributed to the Bank as capital). In 2000, Intervest Mortgage Corporation paid a $3,000,000 dividend to the Holding Company, which was reinvested in the Bank as a capital contribution.

Supervision and Regulation

Bank holding companies and banks are extensively regulated under both federal and state laws and regulations that are intended to protect depositors. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of the Holding Company and its subsidiaries.

Bank Holding Company Regulation

As a bank holding company registered under the Bank Holding Company Act of 1956 (BHCA), the Holding Company is subject to the regulation and supervision of the FRB. The Holding Company is required to file with the FRB periodic reports and other information regarding its business operations and those of its subsidiaries. The Holding Company has also been approved by the FRB to become a financial holding company.

As a bank holding company, the Holding Company is required to obtain the prior approval of the FRB before acquiring direct or indirect ownership or control of more than 5% of the voting shares of a bank or bank holding company. The FRB will not approve any acquisition, merger or consolidation that would have a substantial anti-competitive result, unless the anti-competitive effects of the proposed transaction are outweighed by a greater public interest in meeting the needs and convenience of the public. The FRB also considers managerial, capital and other financial factors in acting on acquisition or merger applications. A bank holding company may not engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in any non-banking activity, unless such activity has been determined by the FRB to be closely related to banking or managing banks. The FRB has identified by regulation various non-banking activities in which a bank holding company may engage with notice to, or prior approval by, the FRB.

The FRB monitors the capital adequacy of bank holding companies and uses risk-based capital adequacy guidelines to evaluate bank holding companies on a consolidated basis. The guidelines require a ratio of Tier 1 or Core Capital, as defined in the guidelines, to total risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. At December 31, 2002, the Company's consolidated ratio of total capital to risk-weighted assets was 13.06% and its risk-based Tier 1 capital ratio was 12.21%. At December 31, 2001, the same ratios were 14.11% and 12.89%, respectively. The guidelines also require a ratio of Tier 1 capital to adjusted total average assets of not less than 3%. The Company's consolidated leverage ratio at December 31, 2002 and 2001, was 9.88% and 10.67%, respectively.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The FRB guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the FRB provide that concentration of credit risk and certain risk arising from nontraditional activities, as well as an institution's ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization's overall capital adequacy.

The FRB and the other federal banking agencies have adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the agency's determination of a banking institution's capital adequacy. The amendments require such institutions to effectively measure and monitor their interest rate risk and to maintain capital adequate for that risk.

Bank Regulation

The Bank is a nationally chartered banking corporation subject to supervision, examination and regulation of the FRB, FDIC and OCC. These regulators have the power to: enjoin "unsafe or unsound practices;" require affirmative action to correct any conditions resulting from any violation or practice; issue an administrative order that can be judicially enforced; direct an increase in capital; restrict the growth of a bank; assess civil monetary penalties; and remove officers and directors.

The operations of the Bank are subject to numerous statutes and regulations. Such statutes and regulations relate to required reserves against deposits, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, establishment of branches, and other aspects of the Bank's operations. Various consumer laws and regulations also affect the operations of the Bank, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit, and fair credit reporting.

The Bank is subject to Sections 23A and 23B of the Federal Reserve Act and Regulation W thereunder, which govern certain transactions, such as loans, extensions of credit, investments and purchases of assets between member banks and their affiliates, including their parent holding companies. These restrictions limit the transfer of funds to the Holding Company in the form of loans, extensions of credit, investment or purchases of assets ("Transfers"), and they require that the Bank's transactions with the Holding Company be on terms no less favorable to the Bank than comparable transactions between the Bank and unrelated third parties. Transfers by the Bank to the Holding Company are limited in amount to 10% of the Bank's capital and surplus, and transfers to all affiliates are limited in the aggregate to 20% of the Bank's capital and surplus. Furthermore, such loans and extensions of credit are also subject to various collateral requirements. These regulations and restrictions may limit the Holding Company's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions, and the payment of dividends, interest and operating expenses.

The Bank is prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from the Bank or the Holding Company, and may not require the customer to promise not to obtain other services from a competitor as a condition to an extension of credit. The Bank is also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than those prevailing at the time for, comparable transactions with persons not covered above and who are not employees and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. In addition, extensions of credit to such persons beyond limits set by FRB regulations must be approved by the Board of Directors. The Bank is also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank or the imposition of a cease and desist order.

Applicable law provides the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of those powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Under federal regulations, a bank is considered "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater, (ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater and (iv) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" bank is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater, and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMELS rating of 1). A bank is considered (a) "undercapitalized " if it has (i) a total risk-based capital ratio of less than 8%, (ii) a Tier 1 risk-based capitalized ratio of less than 4%, or (iii) a leverage ratio of less than 4% (or 3% in the case of a bank with a composite CAMELS rating of 1); (b) "significantly undercapitalized" if a bank has (i) a total risk-based capital ratio of less than 6%, (ii) a Tier 1 risk-based capital ratio of less than 3% or (iii) a leverage ratio of less than 3%, and (c) "critically undercapitalized" if a bank has a ratio of tangible equity to total assets equal to or less than 2%. At December 31, 2002 and 2001, the Bank met the definition of a well-capitalized institution.

The deposits of the Bank are insured by the FDIC through the Bank Insurance Fund (the "BIF") to the extent provided by law. Under the FDIC's risk-based insurance system, BIF-insured institutions are currently assessed premiums of between zero and $0.27 per $100 of eligible deposits, depending upon the institutions capital position and other supervisory factors. Legislation also provides for assessments against BIF insured institutions that will be used to pay certain financing corporation ("FICO") obligations. In addition to any BIF insurance assessments, BIF-insured banks are expected to make payments for the FICO obligations currently equal to an estimated $0.0168 per $100 of eligible deposits each year. The assessment is determined quarterly.

Regulations promulgated by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("1991 Banking Law") place limitations on the ability of certain insured depository institutions to accept, renew or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other depository institutions having the same type of charter in such depository institutions normal market area. Under these regulations, well-capitalized institutions may accept, renew or rollover such deposits without restriction, while adequately capitalized institutions may accept, renew or rollover such deposits with a waiver from the FDIC (subject to certain restrictions on payment of rates). Undercapitalized institutions may not accept, renew or rollover such deposits.

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of Default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. The Federal Community Reinvestment Act of 1977 ("CRA"), among other things, allows regulators to withhold approval of an acquisition or the establishment of a branch unless the applicant has performed satisfactorily under the CRA. Satisfactory performance means adequately meeting the credit needs of the communities the institution serves, including low and moderate income areas. The applicable federal regulators now regularly conduct CRA examinations to assess the performance of financial institutions. The Bank has received an "outstanding" rating in its most recent CRA examination.

The federal regulators have adopted regulations and examination procedures promoting the safety and soundness of individual institutions by specifically addressing, among other things: (i) internal controls; information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate exposure; (v) asset growth; (vi) ratio of classified assets to capital; (vii) minimum earnings; and (viii) compensation and benefits standards for management officials.

The FRB, OCC and other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, and impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Holding Company or its banking subsidiary, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially civil monetary penalties.

Interstate Banking and Other Recent Legislation

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 facilitates the interstate expansion and consolidation of banking organizations by permitting bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state. The Act also permits interstate mergers of banks, with some limitations and the establishment of new branches on an interstate basis provided that such action is authorized by the law of the host state. The Gramm-Leach-Bliley Act of 1999 permits banks, securities firms and insurance companies to affiliate under a common holding company structure. In addition to allowing new forms of financial services combinations, this Act clarifies how financial services conglomerates will be regulated by the different federal and state regulators. The Gramm-Leach-Bliley Act amended the BHCA and expanded the permissible activities of certain qualifying bank holding companies, known as financial holding companies. In addition to engaging in banking and activities closely related to banking, as determined by the FRB by regulation or order, financial holding companies may engage in activities that are financial in nature or incidental to financial activities that are complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Under the Gramm-Leach-Bliley Act, all financial institutions, including the Company and the Bank, were required to develop privacy policies, restrict the sharing of non-public customer data with nonaffiliated parties at the customer's request, and establish procedures and practices to protect customer data from unauthorized access.

Under the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001 (adopted as Title III of the USA PATRIOT Act), all financial institutions are subject to additional requirements to collect customer information, monitor transactions and report certain information to U.S. law enforcement agencies concerning customers and their transactions. In general, accounts maintained by or on behalf of "non-United States persons," as defined in the Act, are subject to particular scrutiny. Correspondent accounts for or on behalf of foreign banks with profiles that raise money-laundering concerns are subject to even greater scrutiny, and correspondent accounts for or on behalf of foreign banks with no physical presence in any country are barred altogether. Additional requirements are imposed by this Act on financial institutions, all with a view towards encouraging information sharing among financial institutions, regulators and law enforcement agencies. Financial institutions are also required to adopt and implement "anti-money-laundering programs." Additional legislative and regulatory proposals have been made and others can be expected. These include proposals designed to improve the overall the financial stability of the United States banking system, and to provide for other changes in the bank regulatory structure, including proposals to reduce regulatory burdens on banking organizations and to expand the nature of products and services banks and bank holding companies may offer. It is not possible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what their effect will be on the Company.

Monetary Policy and Economic Control

The commercial banking business in which the Company engages is affected not only by general economic conditions, but also by the monetary policies of the FRB. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the FRB. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The monetary policies of these agencies are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of the Company cannot be predicted.

Item 2. Description of Properties

The office of the Holding Company and Intervest Mortgage Corporation is located in leased premises (of approximately 5,000 sq. ft.) on the tenth floor of 10 Rockefeller Plaza, New York, N.Y, 10020. The lease expires in September 2004.

The Bank's headquarters and banking office is located in leased premises on the third floor of One Rockefeller Plaza, New York, N.Y, 10020. The office consists of approximately 7,000 sq. ft. and has been leased through May 2008. The Bank's principal office in Florida is located at 625 Court Street, Clearwater, Florida, 33756. In addition, the Bank operates an additional four branch offices; three of which are in Clearwater, Florida, at 1875 Belcher Road North, 2175 Nursery Road and 2575 Ulmerton Road, and one is at 6750 Gulfport Blvd, South Pasadena, Florida. With the exception of the Belcher Road office, which is leased through June 2007, the Bank owns all its offices in Florida.

The Bank's office at 625 Court Street consists of a two-story building containing approximately 22,000 sq. ft. The Bank occupies the ground floor (approximately 8,500 sq. ft.) and leases the 2nd floor to a single commercial tenant. The branch office at 1875 Belcher Road is a two-story building in which the Bank leases approximately 5,100 sq. ft. on the ground floor. The branch office at 2175 Nursery Road is a one-story building containing approximately 2,700 sq. ft., which is entirely occupied by the Bank. The branch office at 2575 Ulmerton Road is a three-story building containing approximately 17,000 sq. ft. The Bank occupies the ground floor (approximately 2,500 sq. ft.) and leases the upper floors to commercial tenants. The branch office at 6750 Gulfport Blvd. is a one-story building containing approximately 2,800 sq. ft., which is entirely occupied by the Bank. In addition, each of the Bank's Florida offices include drive-through teller facilities. The Bank also owns a two-story building located on property contiguous to its Court Street office in Florida. The building contains approximately 12,000 sq. ft. and is leased to commercial tenants. In 2002, the Bank acquired property across from its Court Street branch office in Florida. This property, which has an office building that contains approximately 1,400 sq.ft. and is leased to one commercial tenant, was purchased primarily to provide additional parking for the Court Street branch.

Item 3. Legal Proceedings

The Company is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of mortgage loans, and other issues incident to the Company's business. Management does not believe that there is any pending or threatened proceeding against the Company, which, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of the fiscal year ended December 31, 2002, to a vote of security holders of the Company, through the solicitation of proxies or otherwise.

Item 4A. Executive Officers and Other Key Employees

Jerome Dansker, age 84, serves as Chairman of the Board of Directors and Executive Vice President of Intervest Bancshares Corporation. He has served as Executive Vice President since 1994 and as Chairman of the Board since 1996. Mr. Dansker received a Bachelor of Science degree from the New York University School of Commerce, Accounts and Finance, a Law degree from the New York University School of Law, and is admitted to practice as an attorney in the State of New York. Mr. Dansker also serves as Chairman of the Board of Directors and Chairman of the Loan Committee of Intervest National Bank. He is also Chairman of the Board of Directors and Executive Vice President of Intervest Mortgage Corporation.

Lowell S. Dansker, age 52, serves as a Director, President and Treasurer of Intervest Bancshares Corporation and has served in such capacities since 1993. Mr. Dansker received a Bachelor of Science in Business Administration from Babson College, a Law degree from the University of Akron School of Law, and is admitted to practice as an attorney in New York, Ohio, Florida and the District of Columbia. Mr. Dansker also serves as Chief Executive Officer, Director and a member of the Loan Committee of Intervest National Bank. He is also a Director, President and Treasurer of Intervest Mortgage Corporation.

Lawrence G. Bergman, age 58, serves as a Director, Vice President and Secretary of Intervest Bancshares Corporation and has served in such capacities since 1993. Mr. Bergman received a Bachelor of Science degree and a Master of Engineering (Electrical) degree from Cornell University and a Master of Science in Engineering and a Ph.D. degree from The Johns Hopkins University. Mr. Bergman also serves as a Director and a member of the Loan Committee of Intervest National Bank. He is also a Director, Vice-President and Secretary of Intervest Mortgage Corporation.

Keith A. Olsen, age 49, serves as President of the Florida Division and as a Director of Intervest National Bank and has served in such capacities since July 2001. Prior to that, Mr. Olsen was the President of Intervest Bank from 1994 until it merged into Intervest National Bank in July 2001. Prior to that, he was Senior Vice President of Intervest Bank since 1991. Mr. Olsen received an Associates degree from St. Petersburg Junior College and a Bachelors degree in Business Administration and Finance from the University of Florida, Gainesville. He is also a graduate of the Florida School of Banking of the University of Florida, Gainesville, the National School of Real Estate Finance of Ohio State University and the Graduate School of Banking of the South of Louisiana State University. Mr. Olsen has been in banking for more than 15 years and has served as a senior bank officer for more than 10 years.

Raymond C. Sullivan, age 56, serves as President and as a Director of Intervest National Bank and has served in such capacities since April 1999. Prior to that, Mr. Sullivan was an employee of Intervest Bancshares Corporation from March 1998 to March 1999. Mr. Sullivan received an MBA degree from Fordham University, an M.S. degree from City College of New York and a B.A. degree from St. Francis College. Mr. Sullivan also has a Certificate in Advanced Graduate Study in Accounting from Pace University and is a graduate of the National School of Finance and Management. Mr. Sullivan has over 27 years of banking experience. Prior to joining the Company, Mr. Sullivan was the Operations Manager of the New York Agency Office of Banco Mercantile, C.A. from 1994 to 1997, a Senior Associate at LoBue Associates, Inc. from 1992 to 1993, and an Executive Vice President, Chief Operations Officer and Director of Central Federal Savings Bank from 1985 to 1992.

John J. Arvonio, age 40, serves as Senior Vice President, Chief Financial Officer and Secretary of Intervest National Bank and has served in such capacities since September 2000. Prior to that, Mr. Arvonio served as Vice President, Controller and Secretary of Intervest National Bank since April 1999. Prior to that, Mr. Arvonio was an employee of Intervest Bancshares Corporation from April 1998 to March 1999. Mr. Arvonio received a B.B.A. degree from Iona College and is a Certified Public Accountant. Mr. Arvonio has over 14 years of banking experience. Prior to joining the Company, Mr. Arvonio served as Second Vice President, Technical Advisor and Assistant Controller for The Greater New York Savings Bank from 1992 to 1997. Prior to that, Mr. Arvonio was a Manager of Financial Reporting for the Leasing and Investment Banking Divisions of Citibank from 1989 to 1992, and a Senior Auditor for Ernst & Young from 1985 to 1989.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

Market for Securities

The Holding Company's Class A common stock is quoted on the NASDAQ SmallCap Market under the symbol: IBCA. There is no public-trading market for the Holding Company's Class B common stock.

At December 31, 2002, there were 4,348,087 and 355,000 shares of Class A and Class B common stock outstanding, respectively. At December 31, 2002, there were approximately 800 holders of record of the Class A common stock, which includes persons or entities that hold their stock in nominee form or in street name through various brokerage firms. At December 31, 2002, there were four holders of record of Class B common stock.

The high and low sales prices, which represent actual sales transactions as reported by the NASDAQ, for the Class A common stock by calendar quarter for 2002 and 2001 are as follows:

	2002		2001	
	High	Low	High	Low
First quarter	$ 9.99	$ 7.20	$ 6.50	$ 3.75
Second quarter	$11.05	$ 8.79	$ 7.28	$ 5.30
Third quarter	$11.50	$ 7.46	$ 7.75	$ 5.25
Fourth quarter	$11.25	$ 8.99	$ 8.65	$ 6.25

Dividends

Class A and Class B common stockholders are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available for such purposes. The Holding Company has not paid any dividends on its capital stock and currently is not contemplating the payment of a dividend.

The Holding Company's ability to pay dividends is generally limited to earnings from the prior year, although retained earnings and dividends from its subsidiaries may also be used to pay dividends under certain circumstances. The primary source of funds for dividends payable by the Holding Company to its shareholders is the dividends received from its subsidiaries. The payment of dividends by a subsidiary to the Holding Company is determined by the subsidiary's Board of Directors and is dependent upon a number of factors, including the subsidiary's capital requirements, regulatory limitations, results of operations and financial condition.

There are also various legal limitations with respect to the Bank supplying funds to the Holding Company. In particular, under federal banking law, the Bank may not declare a dividend that exceeds undivided profits. In addition, the approval of the FRB and OCC is required if the total amount of all dividends declared in any calendar year exceeds the Bank's net profits for that year, combined with its retained net profits for the preceding two years. The FRB also has the authority to limit further the payment of dividends by the Bank under certain circumstances. In addition, federal banking laws prohibit or restrict the Bank from extending credit to the Holding Company under certain circumstances. The FRB and OCC have established certain financial and capital requirements that affect the ability of banks to pay dividends and also have the general authority to prohibit banks from engaging in unsafe or unsound practices in conducting business. Depending upon the financial condition of the Bank, the payment of cash dividends could be deemed to constitute such an unsafe or unsound practice.

Under FRB policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support each such bank. Consistent with this policy, the FRB has stated that, as a matter of prudent banking, a bank holding company generally should not pay cash dividends unless the available net earnings of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with a holding company's capital needs, asset quality and overall financial condition.

Item 6. Selected Consolidated Financial and Other Data

	At or For The Year Ended December 31,				
($ in thousands, except per share data)	2002	2001	2000	1999	1998
Financial Condition Data:					
Total assets	$685,979	$512,622	$416,927	$340,481	$300,080
Cash and cash equivalents	30,849	24,409	42,938	32,095	40,977
Securities available for sale	-	6,192	74,789	-	-
Securities held to maturity, net	145,694	99,157	20,970	83,132	82,338
Loans receivable, net of deferred fees	489,912	368,526	266,326	212,937	164,986
Deposits	505,958	362,437	300,241	201,080	170,420
Federal funds purchased	-	-	-	6,955	-
Debentures and related accrued interest payable	113,302	99,910	72,813	92,422	93,090
Stockholders' equity	53,126	40,395	36,228	33,604	31,112
Nonaccrual loans	-	1,243	-	-	-
Foreclosed real estate	1,081	-	-	-	-
Allowance for loan loss reserves	4,611	3,380	2,768	2,493	1,662
Loan chargeoffs	150	-	-	-	-
Loan recoveries	107	-	-	1	10
Operations Data:					
Interest and dividend income	$ 43,479	$ 35,462	$ 31,908	$ 25,501	$ 24,647
Interest expense	26,325	24,714	23,325	18,419	17,669
Net interest and dividend income	17,154	10,748	8,583	7,082	6,978
Provision for loan loss reserves	1,274	612	275	830	479
Net interest and dividend income after provision for loan loss reserves	15,880	10,136	8,308	6,252	6,499
Noninterest income	2,218	1,655	983	900	700
Noninterest expenses	6,479	5,303	4,568	4,059	3,077
Earnings before income taxes, extraordinary item and change in accounting principle	11,619	6,488	4,723	3,093	4,122
Provision for income taxes	4,713	2,710	1,909	1,198	1,740
Earnings before extraordinary item and change in accounting principle	6,906	3,778	2,814	1,895	2,382
Extraordinary item, net of tax (1)	-	-	(206)	-	-
Cumulative effect of accounting change, net of tax (2)	-	-	-	(128)	-
Net earnings	$ 6,906	$ 3,778	$ 2,608	$ 1,767	$ 2,382
Per Share Data:					
Basic earnings per share	$ 1.71	$ 0.97	$ 0.67	$ 0.47	$ 0.64
Diluted earnings per share	1.37	0.97	0.67	0.44	0.54
Common book value per share	11.30	10.36	9.29	8.76	8.33
Dividends per share	-	-	-	-	-
Other Data and Ratios:					
Common shares outstanding	4,703,087	3,899,629	3,899,629	3,836,879	3,734,515
Average common shares used to calculate:					
Basic earnings per share	4,043,619	3,899,629	3,884,560	3,760,293	3,707,113
Diluted earnings per share	5,348,121	3,899,629	3,884,560	4,020,118	4,723,516
Adjusted net earnings for diluted earnings per share	$7,342	$3,778	$2,608	$1,767	$2,554
Full-service banking offices	6	6	6	6	5
Return on average assets	1.13%	0.85%	0.69%	0.57%	0.87%
Return on average equity	15.56%	9.94%	7.48%	5.48%	8.05%
Loans, net of unearned income to deposits	96.83%	101.7%	88.70%	105.90%	96.81%
Allowance for loan losses to total net loans	0.94%	0.92%	1.04%	1.17%	1.01%
Average stockholders' equity to average total assets	7.27%	8.50%	9.18%	10.37%	10.82%
Stockholders' equity to total assets	7.74%	7.88%	8.69%	9.87%	10.37%

(1) Represents a charge, net of taxes, from the early retirement of debentures.

(2) Represents a charge, net of taxes, from the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Management's discussion and analysis of financial condition and results of operations that follows should be read in conjunction with the Consolidated Financial Statements and Notes included in this report on Form 10-K.

Intervest Bancshares Corporation has three wholly owned subsidiaries - Intervest National Bank, Intervest Mortgage Corporation (formerly known as Intervest Corporation of New York) and Intervest Statutory Trust I (hereafter referred to collectively as the "Company" on a consolidated basis). Intervest Bancshares Corporation and Intervest National Bank may be referred to individually as the "Holding Company" and the "Bank," respectively.

The Holding Company's primary business is the operation of its subsidiaries. It does not engage in any other substantial business activities other than a limited amount of real estate mortgage lending. The Holding Company also sells debentures to raise funds for working capital purposes.

The Bank is a nationally chartered, full-service commercial bank that opened for business on April 1, 1999. On July 20, 2001, Intervest Bank (the Holding Company's other wholly owned banking subsidiary prior to this date) merged into Intervest National Bank. Intervest Bank was a Florida state chartered commercial bank. The merger was treated as a reorganization and accounted for at historical cost similar to the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of both banks were combined and recorded at their historical cost amounts. Intervest National Bank has its headquarters and full-service banking office in Rockefeller Center in New York City, and a total of five full-service banking offices in Pinellas County, Florida - four in Clearwater and one in South Pasadena. The Bank conducts a personalized commercial and consumer banking business and attracts deposits from the areas served by its banking offices. It also provides internet banking services through its web site: www.intervestnatbank.com, which can attract deposit customers from outside its primary market areas. The deposits, together with funds derived from other sources, are used to originate a variety of real estate, commercial and consumer loans and to purchase investment securities. The Bank emphasizes multifamily and commercial real estate lending.

Intervest Mortgage Corporation is a mortgage investment company located in Rockefeller Center in New York City. It is engaged in the real estate business, including the origination and purchase of real estate mortgage loans, consisting of first mortgage, junior mortgage and wraparound mortgage loans. Its wholly owned subsidiaries, Intervest Distribution Corporation and Intervest Realty Servicing Corporation are nonoperating entities that provide administrative services to Intervest Mortgage Corporation. In March 2000, the Holding Company acquired all the outstanding capital stock of Intervest Mortgage Corporation in exchange for 1,250,000 shares of the Holding Company's Class A common stock. As a result of the acquisition, Intervest Mortgage Corporation became a wholly owned subsidiary of the Holding Company. Former shareholders of Intervest Mortgage Corporation are officers and directors of both the Holding Company and Intervest Mortgage Corporation. The acquisition was also accounted for at historical cost similar to the pooling-of-interests method of accounting.

Intervest Statutory Trust I was formed in December 2001 in connection with the issuance of $15,000,000 of Capital Securities. See the discussion entitled "Debentures Payable and Accrued Interest Payable on Debentures" that follows later in this report for a further discussion.

The Company's profitability depends primarily on its net interest income, which is the difference between interest income generated from its interest-earning assets and the interest expense incurred on its interest-bearing liabilities. Net interest income is dependent upon the interest-rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows and loan demand.

The Company's profitability is also affected by the level of its noninterest income and expenses, the provision for loan loss reserves, and its effective income tax rate. Noninterest income consists primarily of loan and other banking fees. Noninterest expense consists of compensation and benefits, occupancy and equipment related expenses, data processing expenses, advertising expense, deposit insurance premiums and other operating expenses. The Company's profitability is also significantly affected by general economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities. Since the properties underlying the Company's mortgages are concentrated in the New York City area and the State of Florida, the economic conditions in those areas can also have an impact on the Company's operations.

Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001.

General

Consolidated net earnings for 2002 increased 83% to $6,906,000, or $1.37 per fully diluted share, from $3,778,000, or $0.97 per fully diluted share, for 2001. Net earnings for 2002 represent the highest level of earnings reported by the Company since its inception in 1993. The growth in earnings was due to a $6,406,000 increase in net interest and dividend income and a $563,000 increase in noninterest income, partially offset by a $2,003,000 increase in the provision for income taxes, a $1,176,000 increase in noninterest expenses, and a $662,000 increase in the provision for loan loss reserves. The fully diluted earnings per share computation in 2002 included a higher number of common shares resulting from common stock warrants and convertible debentures outstanding that became dilutive during the year. Return on average assets and equity increased to 1.13% and 15.56%, respectively, for 2002, up from 0.85% and 9.94% for 2001.

Selected information regarding results of operations for 2002 follows:

($ in thousands)	Intervest National Bank	Intervest Mortgage Corporation	Intervest Statutory Trust I	Holding Company	Inter-Company Balances	Consolidated
Interest and dividend income	$ 34,197	$8,420	$1,527	$ 988	$(1,653)	$43,479
Interest expense	17,514	6,288	1,481	2,695	(1,653)	26,325
Net interest and dividend income expense	16,683	2,132	46	(1,707)	-	17,154
Provision (credit) for loan loss reserves	1,193	83	-	(2)	-	1,274
Noninterest income	1,723	2,057	-	205	(1,767)	2,218
Noninterest expenses	6,324	1,332	46	544	(1,767)	6,479
Earnings (loss) before taxes	10,889	2,774	-	(2,044)	-	11,619
Provision (credit) for income taxes	4,430	1,207	-	(924)	-	4,713
Net earnings (loss)	$ 6,459	$1,567	$ -	$(1,120)	$ -	$6,906
Intercompany dividends (paid) received (1)	$(1,500)	$ -	$ -	$ 1,500	$ -	$ -

(1) The Bank pays a monthly dividend of $125,000 to the Holding Company in order to provide funds for the debt service on the Junior Debentures-Capital Securities, the amount of which is included in the interest expense line in the table. The proceeds of the capital securities were contributed to the Bank as capital in December 2001.

Net Interest and Dividend Income

Net interest and dividend income is the Company's primary source of earnings and is influenced primarily by the amount, distribution and repricing characteristics of its interest-earning assets and interest-bearing liabilities as well as by the relative levels and movements of interest rates.

Net interest and dividend income increased to $17,154,000 in 2002, from $10,748,000 in 2001. The increase was attributable to growth of $160,969,000 in average interest-earning assets and an increase in the net interest margin from 2.47% in 2001, to 2.88% in 2002. The growth in average earning assets was due to $124,093,000 in new mortgage loans and a net increase in security and other short-term investments aggregating $36,876,000. These increases were funded by $125,002,000 of deposit growth, $27,875,000 of additional borrowed funds and a $6,395,000 increase in stockholders' equity.

The increase in the margin was due to the cost of funds decreasing at a faster pace than the yield earned on interest-earning assets in a declining interest rate environment. The yield on interest-earning assets decreased 86 basis points to 7.29% in 2002 due to lower rates on new mortgage loans originated, prepayments of higher-yielding loans and lower yields earned on security and other short-term investments (including the effect of early calls of security investments by the issuers with the resulting proceeds being invested in lower yielding securities). The cost of funds decreased 146 basis points to 4.81% in 2002, primarily due to lower rates paid on deposit accounts and rate decreases on floating-rate debentures. The floating-rate debentures are indexed to the JPMorgan Chase Bank prime rate, which decreased by a total of 525 basis points from January 2001 to December 2002.

The following table provides information on average assets, liabilities and stockholders' equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities for 2002 and 2001. The yields and rates shown are based on a computation of income/expense (including any related fee income or expense) for each year divided by average interest-earning assets/interest-bearing liabilities during each year. Average balances are derived mainly from daily balances. Net interest margin is computed by dividing net interest and dividend income by the average of total interest-earning assets during each year.

	For the Year Ended December 31,					
	2002			2001		
($ in thousands)	Average Balance	Interest Inc./Exp.	Yield/ Rate	Average Balance	Interest Inc./Exp.	Yield/ Rate
Assets						
Interest-earning assets:						
Loans	$439,241	$39,273	8.94%	$315,148	$30,187	9.58%
Securities	142,840	3,964	2.78	75,117	3,423	4.56
Other interest-earning assets	14,001	242	1.73	44,848	1,852	4.13
Total interest-earning assets	596,082	$43,479	7.29%	435,113	$35,462	8.15%
Noninterest-earning assets	14,586			11,973		
Total assets	$610,668			$447,086		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Interest checking deposits	$ 9,521	$ 221	2.32%	$ 8,089	$ 238	2.94%
Savings deposits	29,221	762	2.61	19,629	778	3.96
Money market deposits	119,582	3,082	2.58	65,581	2,640	4.03
Certificates of deposit	282,720	13,304	4.71	222,743	13,423	6.03
Total deposit accounts	441,044	17,369	3.94	316,042	17,079	5.40
Federal funds purchased	116	2	1.87	-	-	-
Debentures and accrued interest payable	90,777	7,440	8.20	77,671	7,577	9.76
Junior debentures – capital securities	15,000	1,497	9.98	586	58	9.90
Note payable	239	17	7.00	-	-	-
Total borrowed funds	106,132	8,956	8.44	78,257	7,635	9.76
Total interest-bearing liabilities	547,176	$26,325	4.81%	394,299	$24,714	6.27%
Noninterest-bearing deposits	5,277			6,338		
Noninterest-bearing liabilities	13,831			8,460		
Stockholders' equity	44,384			37,989		
Total liabilities and stockholders' equity	$610,668			$447,086		
Net interest and dividend income/spread		$17,154	2.48%		$10,748	1.88%
Net interest-earning assets/margin	$ 48,906		2.88%	$ 40,814		2.47%
Ratio of total interest-earning assets to total interest-bearing liabilities	1.09x			1.10x		
Other Ratios:						
Return on average assets	1.13%			0.85%		
Return on average equity	15.56%			9.94%		
Noninterest expense to average assets	1.06%			1.19%		
Efficiency ratio (1)	33.45%			42.76%		
Average stockholders' equity to average assets	7.27%			8.50%		

(1) Defined as noninterest expenses (excluding the provision for loan losses) as a % of net interest and dividend income plus noninterest income.

The following table provides information regarding changes in interest and dividend income and interest expense. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

($ in thousands)	For the Year Ended December 31, 2002 vs. 2001 Increase (Decrease) Due To Change In: Rate	Volume	Rate/Volume	Total
Interest-earning assets:				
Loans	$(2,017)	$11,886	$ (783)	$ 9,086
Securities	(1,337)	3,086	(1,208)	541
Other interest-earning assets	(1,076)	(1,274)	740	(1,610)
Total interest-earning assets	(4,430)	13,698	(1,251)	8,017
Interest-bearing liabilities:				
Interest checking deposits	(50)	42	(9)	(17)
Savings deposits	(267)	380	(129)	(16)
Money market deposits	(951)	2,174	(781)	442
Certificates of deposit	(2,940)	3,614	(793)	(119)
Total deposit accounts	(4,208)	6,210	(1,712)	290
Federal funds purchased	-	-	2	2
Debentures and related interest payable	(1,212)	1,279	(204)	(137)
Junior debentures – capital securities	-	1,427	12	1,439
Note payable	-	-	17	17
Total borrowed funds	(1,212)	2,706	(173)	1,321
Total interest-bearing liabilities	(5,420)	8,916	(1,885)	1,611
Net change in interest and dividend income	$ 990	$ 4,782	$ 634	$ 6,406

Provision for Loan Loss Reserves

The provision for loan losses was $1,274,000 in 2002, compared to $612,000 in 2001. The provision is based on management's ongoing assessment of the adequacy of the allowance for loan loss reserves, which takes into consideration a number of factors, including the level of outstanding loans. See the discussion entitled "Comparison of Financial Condition at December 31, 2002 and 2001" that follows later in this report for a further discussion of these factors. The higher provision was largely a function of loan growth (of $123,028,000 in 2002 versus $103,969,00 in 2001) as well as an increase in the Bank's internal reserve percentages used in calculating the allowance.

Noninterest Income

Noninterest income includes fees from customer service charges, income from mortgage lending activities (which consists mostly of fees from expired loan commitments and loan servicing, maintenance and inspections charges), and income from the early repayment of mortgage loans (which consists largely of the recognition of unearned fees associated with such loans at the time of payoff and the receipt of prepayment penalties in certain cases).

Noninterest income increased to $2,218,000 in 2002, from $1,655,000 in 2001. The increase was due to higher income ($286,000) from the prepayment of mortgage loans and increases in fees earned on expired loan commitments and loan service charge income aggregating $144,000. In addition, in the fourth quarter of 2002, the Bank sold securities available for sale totaling $3,500,000 and recognized a net gain of $120,000.

The amount and timing of, as well as income from, loan prepayments, if any, cannot be predicted and can fluctuate significantly. Normally, the number of instances of prepayment of mortgage loans tends to increase during periods of declining interest rates and tends to decrease during periods of increasing interest rates. Many of the Company's mortgage loans include prepayment provisions, and others prohibit prepayment of indebtedness entirely.

Noninterest Expenses

Noninterest expenses increased to $6,479,000 in 2002, from $5,153,000 in 2001, excluding approximately $150,000 of nonrecurring expenses in 2001 associated with the merger of Intervest Bank into Intervest National Bank. The resulting increase of $1,326,000 was largely due to a $565,000 increase in compensation and benefits, a $235,000 increase in data processing expenses, a $141,000 increase in occupancy and equipment expenses, a $100,000 increase in operational charges, a $44,000 increase in advertising expenses and the addition of $114,000 of net expenses in 2002 associated with foreclosed real estate. Foreclosed real estate expenses, net of any rental income, consist mostly of real estate taxes, insurance, utilities, maintenance, professional fees and other charges required to protect the Company's interest in the property acquired through foreclosure.

The increase in compensation and benefits expense was due to the following: $306,000 from additional staff, salary increases and a higher cost of employee benefits; bonus payments aggregating $150,000 to the Chairman of the Company; and $109,000 of compensation expense associated with certain common stock warrants held by employees. In 2001, the Holding Company modified the terms of its Class A common stock warrants outstanding that were granted to employees by reducing the exercise price per share to $10.01 (from a range of $12.50 to $16.00 per share) commencing January 1, 2002 and extending the expiration date to December 31, 2002. In September 2002, the warrants were modified further by extending the expiration date to December 31, 2003. With respect to these warrants, which total 138,500 shares of Class A common stock, compensation expense is being recorded in the consolidated statements of earnings with the corresponding credit to paid in capital in accordance with variable rate accounting as prescribed in APB Opinion No. 25 and related interpretations. Future compensation expense related to the modified warrants will fluctuate up or down (but not less than $73,000 recorded through the date of the second modification) until December 31, 2003 and will be a function of the Company's Class A common stock price and number of warrants outstanding and exercised.

The increase in data processing expenses was due to growth in the Bank's assets. The Bank engages a third-party servicer for its main data processing and the fee is a function of the Bank's total assets, which increased to $581,435,000 at December 31, 2002, from $421,152,000 at December 31, 2001.

The increase in occupancy and equipment expenses was primarily due to increased depreciation expense and higher real estate taxes and maintenance charges, including insurance and security protection expenses. The increase in operational charges was a direct function of growth in the Bank's transactional deposit accounts. The increase in advertising expenses was due to additional advertising to support loan and deposit growth.

Provision for Income Taxes

The provision for income taxes increased to $4,713,000 in 2002, from $2,710,000 in 2001, due to higher pre-tax earnings. The Company's effective tax rate (inclusive of state and local taxes) amounted to 40.6% in 2002, compared to 41.8% in 2001. The decrease in the effective rate was largely due to a lower New York State tax rate.

Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000.

General

Consolidated net earnings for 2001 increased 45% to $3,778,000, or $0.97 per fully diluted share, from $2,608,000, or $0.67 per fully diluted share, for 2000. The growth was due to an increase of $2,165,000 in net interest and dividend income and an increase of $672,000 in noninterest income. These items were partially offset by an $801,000 increase in the provision for income taxes, a $735,000 increase in noninterest expense and a $337,000 increase in the provision for loan losses. Results for 2000 included an extraordinary charge, net of taxes, of $206,000, in connection with the early retirement of various debentures.

Selected information regarding results of operations for 2001 follows:

($ in thousands)	Intervest National Bank	Intervest Mortgage Corporation	Holding Company (1)	Inter-Company Balances	Consolidated
Interest and dividend income	$27,126	$7,624	$ 818	$(106)	$35,462
Interest expense	17,185	6,511	1,124	(106)	24,714
Net interest and dividend income (expense)	9,941	1,113	(306)	-	10,748
Provision for loan loss reserves	575	18	19	-	612
Noninterest income	925	1,152	176	(598)	1,655
Noninterest expenses	4,500	1,175	226	(598)	5,303
Earnings (loss) before taxes	5,791	1,072	(375)	-	6,488
Provision (credit) for income taxes	2,387	495	(172)	-	2,710
Net earnings (loss)	$ 3,404	$ 577	$(203)	$ -	$ 3,778
Intercompany dividends (paid) received (2)	$ (125)	$ -	$ 125	$ -	$ -

(1) Includes the net activity of Intervest Statutory Trust I from December 18 to December 31, 2001.

(2) The Bank pays a monthly dividend of $125,000 to the Holding Company in order to provide funds for the debt service on the Junior Debentures-Capital Securities, the amount of which is included in the interest expense line in the table. The proceeds of the capital securities were contributed to the Bank as capital in December 2001.

Net Interest and Dividend Income

Net interest and dividend income increased to $10,748,000 in 2001, from $8,583,000 in 2000. The improvement was attributable to growth in the balance sheet and a higher net interest margin. Average loans increased by $64,207,000 during 2001, funded by a similar increase in average deposits. The net interest margin increased to 2.47% in 2001, from 2.34% in 2000 due to the cost of funds decreasing at a faster pace than the yield on interest-earning assets.

The yield on interest-earning assets decreased 53 basis points to 8.15% in 2001 due to the steady decline in market interest rates resulting from the Federal Reserve Board decreasing the federal funds target rate on 11 occasions during 2001 for a total of 475 basis points. The lower rate environment resulted in originations of new loans with lower rates than the average yield of the loan portfolio in 2000, prepayments of higher-yielding loans, early calls of security investments by the issuers with the resulting proceeds being invested in lower yielding securities, and lower rates earned on overnight and short-term investments. The cost of funds decreased 77 basis points to 6.27% in 2001 also due to the lower rate environment, which resulted in lower rates paid on deposit accounts and variable-rate debentures indexed to the prime rate.

The following table provides information on average assets, liabilities and stockholders' equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities for 2001 and 2000. For a further description of the table, see the section "Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001".

	For the Year Ended December 31,					
	2001			2000		
($ in thousands)	Average Balance	Interest Inc./Exp.	Yield/ Rate	Average Balance	Interest Inc./Exp.	Yield/ Rate
Assets						
Interest-earning assets:						
Loans	$315,148	$30,187	9.58%	$250,941	$24,923	9.93%
Securities	75,117	3,423	4.56	101,532	6,056	5.96
Other interest-earning assets	44,848	1,852	4.13	14,925	929	6.22
Total interest-earning assets	435,113	$35,462	8.15%	367,398	$31,908	8.68%
Noninterest-earning assets	11,973			12,257		
Total assets	$447,086			$379,655		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities:						
Interest checking deposits	$ 8,089	$ 238	2.94%	$ 7,611	$ 232	3.05%
Savings deposits	19,629	778	3.96	17,070	897	5.25
Money market deposits	65,581	2,640	4.03	52,182	2,832	5.43
Certificates of deposit	222,743	13,423	6.03	175,552	10,892	6.20
Total deposit accounts	316,042	17,079	5.40	252,415	14,853	5.88
Federal funds purchased	-	-	-	2,544	150	5.90
Debentures and accrued interest payable	78,257	7,635	9.76	76,546	8,322	10.87
Total interest-bearing liabilities	394,299	$24,714	6.27%	331,505	$23,325	7.04%
Noninterest-bearing deposits	6,338			5,696		
Noninterest-bearing liabilities	8,460			7,599		
Stockholders' equity	37,989			34,855		
Total liabilities and stockholders' equity	$447,086			$379,655		
Net interest and dividend income/spread		$ 10,748	1.88%		$ 8,583	1.64%
Net interest-earning assets/margin	$ 40,814		2.47%	$ 35,893		2.34%
Ratio of total interest-earning assets to total interest-bearing liabilities	1.10x			1.11x		
Other Ratios:						
Return on average assets	0.85%			0.69%		
Return on average equity	9.94%			7.48%		
Noninterest expense to average assets	1.19%			1.20%		
Efficiency ratio (1)	42.76%			47.75%		
Average stockholders' equity to average assets	8.50%			9.18%		

(1) Defined as noninterest expenses (excluding the provision for loan losses) as a % of net interest and dividend income plus noninterest income.

The following table provides information regarding changes in interest and dividend income and interest expense. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

	For the Year Ended December 31, 2001 vs. 2000			
	Increase (Decrease) Due To Change In:			
($ in thousands)	Rate	Volume	Rate/Volume	Total
Interest-earning assets:				
Loans	$ (886)	$ 6,377	$(227)	$ 5,264
Securities	(1,429)	(1,576)	372	(2,633)
Other interest-earning assets	(313)	1,863	(627)	923
Total interest-earning assets	(2,628)	6,664	(482)	3,554
Interest-bearing liabilities:				
Interest checking deposits	(8)	15	(1)	6
Savings deposits	(220)	134	(33)	(119)
Money market deposits	(731)	727	(188)	(192)
Certificates of deposit	(313)	2,928	(84)	2,531
Total deposit accounts	(1,272)	3,804	(306)	2,226
Federal funds purchased	(150)	(150)	150	(150)
Debentures and accrued interest payable	(854)	186	(19)	(687)
Total interest-bearing liabilities	(2,276)	3,840	(175)	1,389
Net change in interest and dividend income	$ (352)	$ 2,824	$(307)	$ 2,165

Provision for Loan Loss Reserves

The provision amounted to $612,000 in 2001, compared to $275,000 in 2000. The provision for loan loss reserves is based on management's ongoing assessment of the adequacy of the allowance for loan loss reserves, which takes into consideration a number of factors, including the level of outstanding loans. See the discussion entitled "Comparison of Financial Condition at December 31, 2002 and 2001" that follows later in this report for a further discussion of these factors. The higher provision for 2001 was due to net loan growth (which amounted to $103,969,000 in 2001, versus $53,623,000 in 2000).

Noninterest Income

Noninterest income increased to $1,655,000 in 2001, from $983,000 in 2000. The increase was due to a higher level of income ($631,000) from the early repayment of mortgage loans. See the section "Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001" for a description of noninterest income.

Noninterest Expenses

Noninterest expenses increased to $5,303,000 in 2001, from $4,568,000 in 2000. Expenses for 2001 included approximately $150,000 of nonrecurring expenses associated with the merger of Intervest Bank into Intervest National Bank. Expenses for the 2000 period included approximately $210,000 of nonrecurring expenses (consisting of $51,000 of attorney fees, consulting fees and printing costs, and $159,000 of stock compensation) associated with the acquisition of Intervest Mortgage Corporation.

Absent the aforementioned expenses, noninterest expenses totaled $5,153,000 in 2001, compared to $4,358,000 in 2000. The increase was due to the following: a $382,000 increase in compensation and benefits (of which $254,000 was the result of salary increases, additional staff and increased benefit expenses, and the remainder due to a lower amount of SFAS No. 91 deferred origination costs); a $212,000 increase in data processing expenses (due to Intervest National Bank's growth in assets); a $87,000 increase in occupancy expenses (due to higher taxes and other charges); and a $145,000 increase in all other noninterest expenses (primarily due to $40,000 of higher FDIC insurance premiums and increases in general insurance, telephone and director expenses aggregating $47,000). These increases were partially offset by lower advertising expenses and professional fees aggregating $28,000.

Provision for Income Taxes

The provision for income taxes increased to $2,710,000 in 2001, from $1,909,000 in 2000, largely due to higher pre-tax earnings. The Company's effective tax rate (inclusive of state and local taxes) amounted to 41.8% in 2001, compared to 40.4% in 2000. The increase in the effective tax rate was primarily due to higher earnings generated from the Company's New York operations, which is taxed at a higher rate than Florida.

Extraordinary Item

In 2000, Intervest Mortgage Corporation redeemed debentures totaling $24,000,000 in principal prior to maturity for the outstanding principal plus accrued interest totaling $3,970,000. In connection with these redemptions, $382,000 of unamortized deferred debenture offering costs was charged to expense and reported as an extraordinary charge, net of a tax benefit of $176,000, in the consolidated statement of earnings for the year ended December 31, 2000.

Comparison of Financial Condition at December 31, 2002 and December 31, 2001.

Overview

Total assets at December 31, 2002 increased to $685,979,000, from $512,622,000 at December 31, 2001. Total liabilities at December 31, 2002 increased to $632,853,000, from $472,227,000 at December 31, 2001, and stockholders' equity increased to $53,126,000 at December 31, 2002, from $40,395,000 at year-end 2001. Book value per common share increased to $11.30 per share at December 31, 2002, from $10.36 at December 31, 2001.

Selected balance sheet information as of December 31, 2002 follows:

($ in thousands)	Intervest National Bank	Intervest Mortgage Corporation	Intervest Statutory Trust I	Holding Company	Inter-Company Balances	Consolidated
Cash and cash equivalents	$ 16,365	$17,946	$ -	$ 7,487	$(10,949)	$ 30,849
Time deposits with banks	-	2,000	-	-	-	2,000
Securities held to maturity, net	145,694	-	15,464	-	(15,464)	145,694
Federal Reserve Bank stock	1,108	-	-	-	-	1,108
Loans receivable, net of deferred fees	407,128	73,499	-	9,285	-	489,912
Allowance for loan loss reserves	(4,464)	(101)	-	(46)	-	(4,611)
Investment in subsidiaries	-	-	-	63,813	(63,813)	-
Foreclosed real estate	1,081	-	-	-	-	1,081
All other assets	14,523	3,967	59	1,751	(354)	19,946
Total assets	$581,435	$97,311	$15,523	$82,290	$(90,580)	$685,979
Deposits	$517,209	$ -	$ -	$ -	$(11,251)	$505,958
Subordinated debentures payable	-	74,000	-	25,894	(15,464)	84,430
Junior debentures payable-capital securities	-	-	15,000	-	-	15,000
Note payable	266	-	-	-	-	266
Accrued interest payable on all debentures	-	10,751	57	3,123	(59)	13,872
All other liabilities	12,024	1,147	2	147	7	13,327
Total liabilities	529,499	85,898	15,059	29,164	(26,767)	632,853
Stockholders' equity	51,936	11,413	464	53,126	(63,813)	53,126
Total liabilities and stockholders' equity	$581,435	$97,311	$15,523	$82,290	$(90,580)	$685,979

A comparison of the Company's consolidated balance sheet as of December 31, 2002 and 2001 follows:

	At December 31, 2002		At December 31, 2001	
($ in thousands)	Carrying Value	% of Total Assets	Carrying Value	% of Total Assets
Cash and cash equivalents	$ 30,849	4.4%	$ 24,409	4.8%
Time deposits with banks	2,000	0.3	250	0.1
Securities available for sale at estimated fair value	-	-	6,192	1.2
Securities held to maturity, net	145,694	21.2	99,157	19.3
Federal Reserve Bank stock	1,108	0.2	654	0.1
Loans receivable, net of deferred fees and loan loss reserves	485,301	70.7	365,146	71.2
Foreclosed real estate	1,081	0.2	-	-
All other assets	19,946	3.0	16,814	3.3
Total assets	$685,979	100.0%	$512,622	100.0%
Deposits	$505,958	73.8%	$362,437	70.7%
Subordinated debentures payable	84,430	12.3	73,430	14.3
Junior debentures payable-capital securities	15,000	2.2	15,000	2.9
Note payable	266	0.1	-	-
Accrued interest payable on all debentures	13,872	2.0	11,480	2.3
All other liabilities	13,327	1.9	9,880	1.9
Total liabilities	632,853	92.3	472,227	92.1
Stockholders' equity	53,126	7.7	40,395	7.9
Total liabilities and stockholders' equity	$685,979	100.0%	$512,622	100.0%

Cash and Cash Equivalents

Cash and cash equivalents increased to $30,849,000 at December 31, 2002, from $24,409,000 at December 31, 2001, due to a higher level of overnight federal fund investments and noninterest-earning balances due from banks. Cash and cash equivalents include federal funds sold and interest-bearing and noninterest-bearing cash balances with banks, and other short-term investments that have original maturities of three months or less. The short-term investments are normally comprised of commercial paper issued by large commercial banks, certificates of deposit and U.S. government securities. The level of cash and cash equivalents fluctuates based on various factors, including liquidity needs, loan demand, deposit flows, calls of securities, repayments of borrowed funds and alternative investment opportunities.

Securities Available for Sale and Held to Maturity

The Company invests in securities after satisfying its liquidity objectives and lending commitments. The Company has historically only purchased debt securities that are issued by the U.S. government or one of its agencies, such as the Federal Home Loan Bank (FHLB), Federal Farm Credit Bank (FFCB), Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC). The Company's security investments have lower yields than its loan portfolio. To manage interest rate risk, the Company normally purchases securities that have adjustable rates or securities with fixed rates that have short to intermediate maturity terms. The Company does not engage in trading activities.

Securities that are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates or other factors, are classified as available for sale and are carried at estimated fair value. There were no securities classified as available for sale at December 31, 2002, compared to $6,192,000 at December 31, 2001. The decline in the portfolio was due to the sale of $3,500,000 of securities, and the remainder was due to early calls and maturities during the year. A net gain of $120,000 was realized on the sale of securities.

At December 31, 2001, the portfolio had an unrealized gain, net of tax, of $111,000. Unrealized gains and losses on securities available for sale, net of income taxes, are reported as a separate component of comprehensive income and included in stockholders' equity.

Securities for which the Company has the intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. Such securities totaled $145,694,000 at December 31, 2002, compared to $99,157,000 at December 31, 2001. The increase was due to new purchases exceeding maturities and calls of securities during the year. At December 31, 2002, the portfolio consisted of short-term debt obligations of FNMA, FHLB, FHLMC and FFCB with a weighted-average yield of 2.39% and a weighted-average remaining maturity of 1.6 years. The securities are fixed rate or have predetermined scheduled rate increases, and some have call features that allow the issuer to call the security before its stated maturity without penalty. At December 31, 2002 and 2001, the portfolio's estimated fair value was $146,560,000 and $99,404,000, respectively.

Federal Reserve Bank Stock

In order for the Bank to be a member of the Federal Reserve Banking System, the Bank maintains an investment in the capital stock of the Federal Reserve Bank, which pays a dividend that is currently 6%. The investment, which amounted to $1,108,000 at December 31, 2002 and $654,000 at December 31, 2001, fluctuates based on the Bank's capital level.

Loans Receivable, Net of Deferred Fees and Allowance for Loan Loss Reserves

Loans receivable, net of deferred fees and the allowance for loan loss reserves, increased to $485,301,000 at December 31, 2002, from $365,146,000 at December 31, 2001. The growth reflected new originations of commercial real estate and multifamily mortgage loans, partially offset by principal repayments. At December 31, 2002, the loan portfolio consisted of $134,360,000 of fixed-rate loans and $360,942,000 of adjustable-rate loans. The loan portfolio has historically been concentrated in commercial real estate and multifamily mortgage loans. Such loans represented 99% of the total loan portfolio at December 31, 2002 and 2001. Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities, which would cause the loans to be similarly impacted by economic or other conditions. Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly related to local economic conditions in the areas the properties are located, as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of occupancy of income-producing properties (such as office buildings, shopping centers and rental and cooperative apartment buildings).

The following table sets forth information concerning the loan portfolio:

	At December 31, 2002			At December 31, 2001		
($ in thousands)	# of Loans	Amount	% of Total	# of Loans	Amount	% of Total
Commercial real estate loans	162	$275,096	55.5%	139	$183,167	49.2%
Residential multifamily loans	168	214,515	43.3	153	182,569	49.0
Land development and other land loans	3	1,890	0.4	3	2,485	0.7
Residential 1-4 family loans	28	1,953	0.4	33	2,404	0.6
Commercial loans	27	1,608	0.3	26	1,363	0.4
Consumer loans	16	240	0.1	15	286	0.1
Total gross loans receivable	404	495,302	100.0%	369	372,274	100.0%
Deferred loan fees		(5,390)			(3,748)	
Loans, net of deferred fees		489,912			368,526	
Allowance for loan loss reserves		(4,611)			(3,380)	
Loans receivable, net		$485,301			$365,146	

The following table sets forth the scheduled contractual principal repayments of the loan portfolio:

	At December 31,	
($ in thousands)	2002	2001
Within one year	$103,398	$ 85,447
Over one to five years	305,013	221,435
Over five years	86,891	65,392
	$495,302	$372,274

At December 31, 2002, $308,393,000 of loans with adjustable rates and $83,511,000 of loans with fixed rates were due after one year.

The following table sets forth the activity in the loan portfolio:

	For the Year Ended December 31,	
($ in thousands)	2002	2001
Loans receivable, net, at beginning of year	$365,146	$263,558
Loans originated	233,689	195,754
Principal repayments	(110,661)	(91,785)
Recoveries	(107)	-
Chargeoffs	150	-
Increase in deferred loan fees	(1,642)	(1,769)
Provision for loan loss reserves	(1,274)	(612)
Loans receivable, net, at end of year	$485,301	$365,146

Nonaccrual and Impaired Loans

Loans are placed on nonaccrual status when principal or interest becomes 90 days or more past due. Accrued interest receivable previously recognized is reversed when a loan is placed on nonaccrual status. Amortization of net deferred fee income is discontinued for loans placed on nonaccrual status. Interest payments received on loans in nonaccrual status are recognized as income on a cash basis unless future collections of principal are doubtful, in which case the payments received are applied as a reduction of principal. Loans remain on nonaccrual status until principal and interest payments are current.

At December 31, 2002, there were no nonaccrual or impaired loans. At December 31, 2001, one commercial real estate loan with a principal balance of $1,243,000 was on a nonaccrual status and considered impaired under the criteria of SFAS No.114. At December 31, 2001, there was no valuation allowance recorded for this impaired loan.

In the second quarter of 2002, the property collateralizing the impaired loan was acquired through foreclosure and transferred to Foreclosed Real Estate at estimated fair value less estimated selling costs. A loan charge off of $150,000 was recorded against the allowance for loan loss reserves in connection with this transfer. Interest that was not accrued on this loan under its contractual terms amounted to $29,000 in 2002 and $51,000 in 2001.

Allowance for Loan Loss Reserves

At December 31, 2002, the allowance for loan loss reserves increased to $4,611,000, from $3,380,000 at December 31, 2001. The increase was largely a function of loan growth (of $123,028,000 in 2002, versus $103,969,00 in 2001) as well as an increase in the internal reserve percentages used by the Company in calculating the allowance. At December 31, 2002 and 2001, the allowance for loan loss reserves was predominately allocated to commercial real estate, multifamily and land loans.

The following table sets forth information with respect to the allowance for loan loss reserves:

	For the Year Ended December 31,	
($ in thousands)	2002	2001
Allowance at beginning of year	$ 3,380	$ 2,768
Provision charged to operations	1,274	612
Chargeoffs	(150)	-
Recoveries	107	-
Allowance at end of year	$ 4,611	$ 3,380
Ratio of allowance to total loans, net of deferred fees	0.94%	0.92%
Total loans, net of deferred fees at year end	$489,912	$368,526
Average loans outstanding during the year	$439,241	$315,148

The allowance for loan loss reserves is established through a provision charged to operations. Loans are charged against the allowance when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The adequacy of the allowance is evaluated monthly or more frequently when necessary with consideration given to: the nature and volume of the loan portfolio; overall portfolio quality; loan concentrations; specific problem loans and commitments and estimates of fair value thereof; historical chargeoffs and recoveries; adverse situations which may affect the borrowers' ability to repay; and management's perception of the current and anticipated economic conditions in the Company's lending areas. Although management believes it uses the best information available to make determinations with respect to the allowance for loan loss reserves, future adjustments may be necessary if economic conditions, or other factors, differ from those assumed in the determination of the level of the allowance.

In addition, SFAS No. 114 specifies the manner in which the portion of the allowance for loan loss reserves related to impaired loans is computed. A loan is normally deemed impaired when, based upon current information and events, it is probable that the Company will be unable to collect both full principal and interest due according to the contractual terms of the loan agreement. Impairment for larger balance loans such as commercial real estate and multifamily loans are measured based on: the present value of expected future cash flows, discounted at the loan's effective interest rate; or the observable market price of the loan; or the estimated fair value of the loan's collateral, if payment of the principal and interest is dependent upon the collateral. When the fair value of the property is less than the recorded investment in the loan, this deficiency is recognized as a valuation allowance within the overall allowance for loan loss reserves and a charge through the provision for loan loss reserves. The Company's policy is to charge off any portion of the recorded investment in the loan that exceeds the fair value of the collateral. The net carrying amount of an impaired loan does not at any time exceed the recorded investment in the loan.

The Company considers a variety of factors in determining whether a loan is impaired, including (i) any notice from the borrower that the borrower will be unable to repay all principal and interest amounts contractually due under the loan agreement, (ii) any delinquency in the principal and/or interest payments other than minimum delays or shortfalls in payments, and (iii) other information known by management that would indicate the full repayment of principal and interest is not probable. In evaluating loans for impairment, management generally considers delinquencies of 60 days or less to be minimum delays, and accordingly does not consider such delinquent loans to be impaired in the absence of other indications. Impaired loans normally consist of loans on nonaccrual status. Generally, all loans are evaluated for impairment on a loan-by-loan basis, except for smaller balance homogeneous loans, such as consumer loans, whose evaluation for impairment is done on an aggregate basis. For consumer loans, historical charge-off experience as well as the chargeoff experience of peer groups and industry statistics are used to evaluate the adequacy of the allowance for loan loss reserves. The Company's regulators, as an integral part of their examination process, periodically review the allowance for loan loss reserves. Accordingly, the Company may be required to take certain chargeoffs and/or recognize additions to the allowance based on the regulators' judgment concerning information available to them during their examination.

Foreclosed Real Estate

At December 31, 2002, foreclosed real estate amounted to $1,081,000 and represented one commercial real estate property located in the State of Florida that was acquired by the Bank as discussed previously. The property is actively being marketed for sale. Foreclosed real estate is carried at the lower of the new cost basis or estimated fair value less estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance of the property are included in the consolidated statements of earnings. In 2001, the Company had no foreclosed real estate.

All Other Assets

The following table sets forth the composition of all other assets:

	At December 31,	
($ in thousands)	2002	2001
Accrued interest receivable	$ 4,263	$ 3,202
Loans fee receivable	3,706	2,679
Premises and equipment, net	6,098	6,042
Deferred income tax asset	1,997	1,236
Deferred debenture offering costs, net	3,498	3,396
All other	384	259
	$19,946	$16,814

Accrued interest receivable fluctuates based on the amount of loans, investments and other interest-earning assets outstanding and the timing of interest payments received. The increase was due to the growth in these assets.

Loan fees receivable are fees due to the Company in accordance with the terms of mortgage loans. Such amounts are generally due upon the full repayment of the loan. This fee is recorded as deferred income at the time a loan is originated and is then amortized to interest income over the life of the loan as a yield adjustment. The increase was due to an increase in mortgage loan originations.

Premises and equipment is detailed in note 5 to the consolidated financial statements. Premises and equipment increased due to purchases exceeding normal amortization and depreciation during the year. In 2002, the Bank purchased a property that is across from its Court Street branch office in Florida at a cost of $350,000. This property was purchased primarily to provide additional parking for the branch.

The deferred income tax asset relates primarily to the unrealized tax benefit on the Company's allowance for loan loss reserves, depreciation, and organizational start-up costs. These charges have been expensed for financial statement purposes, but are not all currently deductible for income tax purposes. The ultimate realization of the deferred tax asset is dependent upon the generation of sufficient taxable income by the Company during the periods in which these temporary differences become deductible for tax purposes. Management believes that it is more likely than not that the Company's deferred tax asset will be realized and accordingly, a valuation allowance for deferred tax assets is not maintained.

Deferred debenture offering costs consist primarily of underwriters' commissions and are amortized over the terms of the debentures. The increase was due to additional costs ($1,021,000) incurred with the sale of new debentures in 2002 by Intervest Mortgage Corporation, partially offset by normal amortization.

Deposits

Consolidated deposit liabilities increased to $505,958,000 at December 31, 2002, from $362,437,000 at December 31, 2001, reflecting growth in deposit accounts during the year. Management believes that the Bank does not have a concentration of deposits from any one source and that a large portion of its depositors are residents in the Bank's primary market areas (although there has been growth in deposits from outside the primary areas resulting from the Bank's deposit-gathering activities through its web site on the internet: www.intervestnatbank.com). The Bank does not accept brokered deposits.

The following table sets forth the distribution of deposit accounts by type:

	At December 31, 2002		At December 31, 2001	
($ in thousands)	Amount	% of Total	Amount	% of Total
Demand deposits	$ 5,924	1.2%	$ 5,550	1.5%
Interest checking deposits	10,584	2.1	10,204	2.8
Savings deposits	30,174	6.0	24,624	6.8
Money market deposits	134,293	26.5	80,594	22.2
Certificates of deposit	324,983	64.2	241,465	66.7
Total deposit accounts (1)	$505,958	100.0%	$362,437	100.0%

(1) Includes individual retirement accounts totaling $53,340,000 and $28,193,000 at December 31, 2002 and 2001, respectively, nearly all of which are certificates of deposit.

The following table sets forth certificate of deposits by maturity for the periods indicated:

	At December 31, 2002		At December 31, 2001	
($ in thousands)	Amount	Wtd-Avg Stated Rate	Amount	Wtd-Avg Stated Rate
Within one year	$122,890	3.51%	$144,739	5.00%
Over one to two years	57,895	4.18	45,512	4.95
Over two to three years	31,281	5.53	14,954	5.82
Over three to four years	17,730	5.32	16,903	6.84
Over four years	95,187	4.92	19,357	5.61
	$324,983	4.33%	$241,465	5.22%

The following table sets forth the maturities of certificates of deposit in denominations of $100,000 or more:

	At December 31,	
($ in thousands)	2002	2001
Due within three months or less	$ 7,508	$10,332
Due over three months to six months	6,122	4,483
Due over six months to one year	13,033	18,401
Due over one year	46,209	20,529
	$72,872	$53,745
As a percentage of total deposits	14.4%	14.8%

The following table sets forth net deposit flows:

	For the Year Ended December 31,	
($ in thousands)	2002	2001
Net increase before interest credited	$126,230	$45,078
Net interest credited	17,291	17,118
Net deposit increase	$143,521	$62,196

Federal Funds Purchased

Periodically, the Bank purchases federal funds to manage its liquidity needs. At December 31, 2002 and 2001, there were no funds outstanding. The Bank did not emphasize these types of borrowings in 2002 and 2001.

Debentures Payable and Accrued Interest Payable on Debentures

At December 31, 2002, debentures payable amounted to $84,430,000, compared to $73,430,000 at year-end 2001. The increase was due to the sale of additional debentures by Intervest Mortgage Corporation (Series 1/17/02 and 8/05/02 totaling $13,500,000 in principal amount and maturing at various times through January 1, 2010) as part of its normal funding of its mortgage loan originations, partially offset by the repayment of $2,500,000 of its Series 06/28/99 debentures. The sale of the debentures, after underwriter's commissions and other issuance costs, resulted in net proceeds of approximately $12,500,000.

At December 31, 2002, Intervest Mortgage Corporation had $74,000,000 principal amount of debentures payable outstanding and the Holding Company had $10,430,000 principal amount of debentures payable outstanding, of which $6,930,000 were convertible into the Holding Company's Class A common stock at a current conversion price of $10.01 per share.

At December 31, 2002 and 2001, the Holding Company, through its wholly owned subsidiary Intervest Statutory Trust I, has Trust Preferred Securities (Junior Debentures Payable) outstanding totaling $15,000,000 that qualify as regulatory capital. On December 18, 2001, Intervest Statutory Trust I, sold 9.875% Trust Preferred Securities due December 18, 2031 in the aggregate principal amount of $15,000,000, hereafter referred to as the "Capital Securities". The net proceeds from the sale, in addition to the initial capital contribution of $464,000 from the Holding Company to the Trust, were reinvested into the Holding Company in exchange for $15,464,000 of the Holding Company's 9.875% Junior Subordinated Debentures (the "Junior Subordinated Debentures") due December 18, 2031. The Holding Company then invested the $15,000,000 as a capital contribution in the Bank. The sole asset of the Trust, the obligor on the Capital Securities, is the Junior Subordinated Debentures.

At December 31, 2002, accrued interest payable on all debentures amounted to $13,872,000, compared to $11,480,000 at year-end 2001. Nearly all of the accrued interest payable at December 31, 2002 is due and payable at the maturity of various debentures. For a further discussion of all the debentures, including conversion prices and redemption premiums, see notes 7 and 9 to the consolidated financial statements.

Note Payable

In connection with the purchase of property by the Bank that is across from its Court Street branch office in Florida as described previously, the Bank issued a note payable to the seller for $275,000. The note matures in February of 2017 and calls for monthly payments of principal and interest at 7% per annum.

All Other Liabilities

The following table shows the composition of all other liabilities:

	At December 31,	
($ in thousands)	2002	2001
Mortgage escrow funds payable	$ 5,894	$4,253
Official checks outstanding	4,373	3,219
Accrued interest payable on deposits	895	817
Income taxes payable	526	772
All other	1,639	819
	$13,327	$9,880

Mortgage escrow funds payable represent advance payments made by borrowers for taxes and insurance that are remitted by the Company to third parties. The increase reflects the timing of payments to taxing authorities as well as the growth in the loan portfolio. The level of official checks outstanding varies and fluctuates based on banking activity. The level of income taxes payable fluctuates based on the Company's earnings, effective tax rate and timing of tax payments. All other is comprised mainly of accrued expenses and fees received on loan commitments that have not yet been funded.

Stockholders' Equity

Stockholders' equity increased to $53,126,000 at December 31, 2002, from $40,395,000 at December 31, 2001. The increase was due to the following: net earnings of $6,906,000; the issuance of 803,458 shares of Class A common stock upon the exercise of common stock warrants for total proceeds, including related tax benefits, of $5,801,000; and the recording of $109,000 of net compensation expense related to stock warrants held by employees and directors; partially offset by a $111,000 decrease in unrealized gains, net of tax, on securities available for sale. For additional discussion of employee stock warrants, see the section "Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001."

Liquidity and Capital Resources

The Company manages its liquidity position on a daily basis to assure that funds are available to meet operations, loan and investment commitments, deposit withdrawals and the repayment of borrowed funds. The Company's primary sources of funds consist of: retail deposits obtained through the Bank's branch offices and through the mail; amortization, satisfactions and repayments of loans; the maturities and calls of securities; sales of debentures; borrowings in the federal funds market and cash provided by operating activities. For additional information concerning the Company's cash flows, see the consolidated statements of cash flows included in this report.

At December 31, 2002, the Company's total commitment to lend aggregated $70,044,000. The Company believes that it can fund such commitments from the aforementioned sources of funds. The Bank has agreements with correspondent banks whereby it may borrow up to $8,000,000 on an unsecured basis. There were no outstanding borrowings under these agreements at December 31, 2002 or 2001. Intervest Mortgage Corporation filed a registration statement in late 2002 relating to the issuance of additional subordinated debentures in the aggregate amount of up to $7,500,000. These debentures are expected to be issued in the first quarter of 2003.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. The FDIC Improvement Act of 1991, among other things, established five capital categories ranging from well capitalized to critically undercapitalized. Such classifications are used by the FDIC and other bank regulatory agencies to determine various matters, including prompt corrective action and each institution's FDIC deposit insurance premium assessments. The capital categories involve quantitative measures of a bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

The Bank is required to maintain, for regulatory compliance and reporting purposes, regulatory defined minimum Tier 1 leverage and Tier 1 and total risk-based capital ratio levels of at least 4%, 4% and 8%, respectively. At

December 31, 2002 and 2001, management believes that the Bank met its capital adequacy requirements. The Bank is a well-capitalized institution as defined in the regulations, which require minimum Tier 1 leverage and Tier 1 and total risk-based ratios of 5%, 6% and 10%, respectively. Management believes that there are no current conditions or events outstanding which would change the Bank's designation as a well-capitalized institution.

Information regarding the Bank's regulatory capital and related ratios is summarized below:

($ in thousands)	At December 31, 2002	2001
Tier 1 Capital:		
Stockholder's equity	$ 51,936	$ 46,749
Disallowed portion of deferred tax asset	(1,623)	(946)
Unrealized gain on debt securities, net of tax	-	(111)
Total Tier 1 capital	50,313	45,692
Tier 2 Capital:		
Allowable portion of allowance for loan loss reserves	4,464	3,314
Total risk-based capital	$ 54,777	$ 49,006
Net risk-weighted assets	$450,599	$326,030
Average assets for regulatory purposes	$569,204	$402,124
Tier 1 capital to average assets	8.84%	11.36%
Tier 1 capital to risk-weighted assets	11.17%	14.01%
Total capital to risk-weighted assets	12.16%	15.03%

Asset and Liability Management

Interest rate risk arises from differences in the repricing of assets and liabilities within a given time period. The primary objective of the Company's asset/liability management strategy is to limit, within established guidelines, the adverse impact of changes in interest rates on the Company's net interest income and capital. This strategy is overseen in part through the direction of the Asset and Liability Committee ("ALCO") of the Board of Directors of the Bank, which establishes policies and monitors results to control interest rate sensitivity.

The Company uses "gap analysis," which measures the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a given time period, to monitor its interest rate sensitivity. An asset or liability is normally considered to be interest-rate sensitive if it will reprice or mature within one year or less. The interest-rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within one-year. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. Conversely, a gap is considered negative when the opposite is true.

During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If the repricing of the Company's assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate gap analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates for the following reasons. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in market rates. In addition, certain assets, such as adjustable-rate mortgage loans, may have features generally referred to as "interest rate caps or collars," which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, asset prepayment and early deposit withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest-rate increase, and the behavior of depositors may be different than those assumed in the gap analysis.

The Company's one-year positive interest rate sensitivity gap was 15.7% at December 31, 2002, compared to 6.20% at December 31, 2001. The increase was primarily due to an increase in variable rate loans funded by an increase in certificate of deposits with a term of over one year. For purposes of computing the gap, 100% of deposits with no stated maturities are treated as readily accessible accounts. However, if such deposits were treated differently, then the gap would change. The behavior of core depositors may not necessarily result in the immediate withdrawal of funds in the event deposit rates offered by the Bank did not change as quickly and uniformly as changes in general market rates. For example, if only 25% of deposits with no stated maturity were assumed to be readily accessible, the one-year gap would have been a positive 34.8% at year-end 2002, compared to a positive 23.1% at year-end 2001.

The Company has a "floor," or minimum rate, on many of its floating-rate loans that is determined in relation to prevailing market rates on the date of origination. This floor only adjusts upwards in the event of increases in the loan's interest rate. This feature reduces the effect on interest income in a falling rate environment. Notwithstanding all of the above, there can be no assurances that a sudden and substantial increase in interest rates may not adversely impact the Company's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

The following table summarizes the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2002, that are scheduled to mature or reprice within the periods shown.

($ in thousands)	0-3 Months	4-12 Months	Over 1-4 Years	Over 4 Years	Total
Loans (1)	$139,843	$211,299	$122,427	$ 21,733	$495,302
Securities held to maturity (2)	16,237	66,128	63,329	-	145,694
Short-term investments	20,498	-	-	-	20,498
Federal Reserve Bank stock	-	-	-	1,108	1,108
Interest-earning time deposits	-	2,000	-	-	2,000
Total rate-sensitive assets	$176,578	$279,427	$185,756	$ 22,841	$664,602
Deposit accounts (3):					
Interest checking deposits	$ 10,584	$ -	$ -	$ -	$ 10,584
Savings deposits	30,174	-	-	-	30,174
Money market deposits	134,293	-	-	-	134,293
Certificates of deposit	35,163	87,727	106,906	95,187	324,983
Total deposits	210,214	87,727	106,906	95,187	500,034
Debentures payable	42,900	-	16,100	25,430	84,430
Debentures payable- capital securities	-	-	-	15,000	15,000
Accrued interest on all debentures	7,426	57	3,020	3,369	13,872
Note payable	-	-	-	266	266
Total rate-sensitive liabilities	$260,540	$ 87,784	$126,026	$ 139,252	$613,602
GAP (repricing differences)	$(83,962)	$191,643	$ 59,730	$(116,411)	$ 51,000
Cumulative GAP	$(83,962)	$107,681	$167,411	$ 51,000	$ 51,000
Cumulative GAP to total assets	-12.2%	15.7%	24.4%	7.4%	7.4%

Significant assumptions used in preparing the table above:

(1) Adjustable-rate loans are included in the period in which their interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayments, according to their contractual maturities; (2) securities are scheduled according to the earlier of their contractual maturity or the date in which the interest rate is scheduled to increase. The effects of possible prepayments that may result from the issuer's right to call a security before its contractual maturity date are not considered. (3) interest checking, savings and money market deposits are regarded as ready accessible withdrawable accounts; and certificates of deposit are scheduled through their maturity dates.

Recent Accounting Pronouncements

See note 1 to the consolidated financial statements for a discussion of this topic.

Impact of Inflation and Changing Prices

The financial statements and related financial data concerning the Company presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Virtually all of the assets and liabilities of the Company are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of the Company than do the effects of changes in the general rate of inflation and in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. The Company's market risk arises primarily from interest rate risk inherent in its lending and deposit-taking activities, and the issuance of its debentures. The Company has not engaged in and accordingly has no risk related to trading accounts, commodities or foreign exchange. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on-and off-balance sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments as of December 31, 2002 and 2001, which reflect changes in market prices and rates, can be found in note 20 to the consolidated financial statements.

Management actively monitors and manages the Company's interest rate risk exposure. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on the Company's net interest income and capital. For a further discussion, see the section "Asset and Liability Management."

Item 8. Financial Statements and Supplementary Data

Financial Statements

The following consolidated financial statements of the Company are included herein:

Supplementary Data

Securities Available for Sale

The following table sets forth, by maturity distribution, information pertaining to securities available for sale:

	One Year or Less		After One Year to Five Years		After Five Years to Ten Years		Total	
($ in thousands)	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield
At December 31, 2002:								
U.S. government agencies	$ -	-%	$ -	-%	$ -	-%	$ -	-%
At December 31, 2001:								
U.S. government agencies	$2,571	5.78%	$ 3,621	5.46%	$ -	-%	$ 6,192	5.59%
At December 31, 2000:								
U.S. government agencies	$ 998	5.42%	$63,809	5.70%	$9,982	6.56%	$74,789	5.81%

Supplementary Data, Continued

Securities Held to Maturity

The following table sets forth, by maturity distribution, information pertaining to securities held to maturity:

	One Year or Less		After One Year to Five Years		After Five Years to Ten Years		Total	
($ in thousands)	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield	Carrying Value	Avg. Yield
At December 31, 2002:								
U.S. government agencies	$75,566	2.52%	$70,128	2.25%	$ -	- %	$145,694	2.39%
At December 31, 2001:								
U.S. government agencies	$79,411	2.85%	$19,746	3.02%	$ -	- %	$ 99,157	2.89%
At December 31, 2000:								
U.S. government agencies	$20,970	6.52%	$ -	- %	$ -	- %	$ 20,970	6.52%

Loans and Allowance for Loan Loss Reserves

The following table sets forth information with respect to loans receivable at December 31:

($ in thousands)	2002 Carrying value	2001 Carrying value	2000 Carrying value	1999 Carrying value	1998 Carrying value
Commercial real estate and multifamily loans	$489,611	$365,736	$260,753	$207,521	$160,610
Land development and other land loans	1,890	2,485	2,531	2,501	-
Residential 1-4 family loans	1,953	2,404	3,034	2,311	2,627
Commercial business loans	1,608	1,363	1,781	2,107	2,875
Consumer loans	240	286	206	242	184
Loans receivable	495,302	372,274	268,305	214,682	166,296
Deferred loan fees	(5,390)	(3,748)	(1,979)	(1,745)	(1,310)
Loans receivable, net of deferred fees	489,912	368,526	266,326	212,937	164,986
Allowance for loan loss reserves	(4,611)	(3,380)	(2,768)	(2,493)	(1,662)
Loans receivable, net	$485,301	$365,146	$263,558	$210,444	$163,324
Loans included above that were on a nonaccrual status at year end	$ -	$ 1,243	$ -	$ -	$ -

The following table sets forth information with respect to the allowance for loan loss reserves at December 31:

($ in thousands)	2002	2001	2000	1999	1998
Allowance at beginning of year	$ 3,380	$ 2,768	$ 2,493	$ 1,662	$ 1,173
Provision charged to operations	1,274	612	275	830	479
Chargeoffs	(150)	-	-	-	-
Recoveries	107	-	-	1	10
Allowance at end of year	$ 4,611	$ 3,380	$ 2,768	$ 2,493	$ 1,662
Total loans, net of deferred fees	$489,912	$368,526	$266,326	$ 212,937	$164,986
Average loans outstanding during the year	$439,241	$315,148	$250,941	$ 175,980	$170,675
Ratio of allowance to net loans receivable	0.94%	0.92%	1.04%	1.17%	1.01%

Other financial statement schedules and inapplicable periods with respect to schedules listed above are omitted because the conditions requiring their filing do not exist or the information required thereby is included in the consolidated financial statements filed, including the notes thereto.



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Board of Directors and Stockholders
Intervest Bancshares Corporation
New York, New York:

We have audited the accompanying consolidated balance sheets of Intervest Bancshares Corporation and Subsidiaries (the "Company") at December 31, 2002 and 2001 and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the consolidated financial statements of Intervest Mortgage Corporation (formerly known as Interest Corporation of New York) whose total assets as of December 31, 2002 and 2001, constituted 13.6% and 15.6%, respectively, of the related consolidated totals, and whose net interest income, noninterest income and net earnings for the years ended December 31, 2002, 2001 and 2000, constituted 12.4%, 21.9% and 22.7%, respectively in 2002, 10.4%, 42.5% and 15.3%, respectively in 2001 and 10.3%, 48.6% and 5.0%, respectively in 2000, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the consolidated totals, are based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Hacker, Johnson Smith, P.A., P.C.

HACKER, JOHNSON & SMITH, P.A., P.C.
Tampa, Florida
January 24, 2003

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
Member of American Institute of Certified Public Accountants SEC Practice Section



Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Intervest Mortgage Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of Intervest Mortgage Corporation (formerly Intervest Corporation of New York) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2002 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intervest Mortgage Corporation and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP
New York, New York
January 23, 2003

Intervest Bancshares Corporation and Subsidiaries
Consolidated Balance Sheets

($ in thousands, except par value)	At December 31, 2002	2001
ASSETS		
Cash and due from banks	$ 10,351	$ 4,714
Federal funds sold	9,114	6,345
Commercial paper and other short-term investments	11,384	13,350
Total cash and cash equivalents	30,849	24,409
Time deposits with banks	2,000	250
Securities available for sale at estimated fair value	-	6,192
Securities held to maturity, net	145,694	99,157
Federal Reserve Bank stock, at cost	1,108	654
Loans receivable (net of allowance for loan losses of $4,611 in 2002 and $3,380 in 2001)	485,301	365,146
Accrued interest receivable	4,263	3,202
Loan fees receivable	3,706	2,679
Premises and equipment, net	6,098	6,042
Foreclosed real estate	1,081	-
Deferred income tax asset	1,997	1,236
Deferred debenture offering costs, net	3,498	3,396
Other assets	384	259
Total assets	$685,979	$512,622
LIABILITIES		
Deposits:		
Noninterest-bearing demand deposit accounts	$ 5,924	$ 5,550
Interest-bearing deposit accounts:		
Checking (NOW) accounts	10,584	10,204
Savings accounts	30,174	24,624
Money market accounts	134,293	80,594
Certificate of deposit accounts	324,983	241,465
Total deposit accounts	505,958	362,437
Subordinated debentures payable	84,430	73,430
Guaranteed preferred beneficial interest in junior subordinated debentures	15,000	15,000
Note payable	266	-
Accrued interest payable on all debentures	13,872	11,480
Accrued interest payable on deposits	895	817
Mortgage escrow funds payable	5,894	4,253
Official checks outstanding	4,373	3,219
Other liabilities	2,165	1,591
Total liabilities	632,853	472,227
Commitments and contingencies (notes 5, 17 and 19)		
STOCKHOLDERS' EQUITY		
Preferred stock (300,000 shares authorized, none issued)	-	-
Class A common stock ($1.00 par value, 9,500,000 shares authorized, 4,348,087 and 3,544,629 shares issued and outstanding, respectively)	4,348	3,545
Class B common stock ($1.00 par value, 700,000 shares authorized, 355,000 shares issued and outstanding)	355	355
Additional paid-in-capital, common	24,134	19,001
Retained earnings	24,289	17,383
Accumulated other comprehensive income -		
Net unrealized gain on securities available for sale, net of tax	-	111
Total stockholders' equity	53,126	40,395
Total liabilities and stockholders' equity	$685,979	$512,622

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Earnings

($ in thousands, except per share data)	Year Ended December 31, 2002	2001	2000
INTEREST AND DIVIDEND INCOME			
Loans receivable	$39,273	$30,187	$24,923
Securities	3,964	3,423	6,056
Other interest-earning assets	242	1,852	929
Total interest and dividend income	43,479	35,462	31,908
INTEREST EXPENSE			
Deposits	17,369	17,079	14,853
Subordinated debentures	7,440	7,577	8,322
Junior debentures - capital securities	1,497	58	-
Note payable	17	-	-
Federal funds purchased	2	-	150
Total interest expense	26,325	24,714	23,325
Net interest and dividend income	17,154	10,748	8,583
Provision for loan loss reserves	1,274	612	275
Net interest and dividend income after provision for loan loss reserves	15,880	10,136	8,308
NONINTEREST INCOME			
Customer service fees	171	159	139
Income from mortgage lending activities	485	341	291
Income from the early repayment of mortgage loans	1,435	1,149	518
Gain from the sales of securities available for sale	120	-	-
All other	7	6	35
Total noninterest income	2,218	1,655	983
NONINTEREST EXPENSES			
Salaries and employee benefits	3,016	2,451	2,228
Occupancy and equipment, net	1,318	1,177	1,090
Data processing	564	329	117
Advertising and promotion	69	25	35
Professional fees and services	350	341	410
Stationery, printing and supplies	141	137	140
FDIC and general insurance	179	177	117
Postage and delivery	93	91	92
All other	749	575	339
Total noninterest expenses	6,479	5,303	4,568
Earnings before taxes and extraordinary item	11,619	6,488	4,723
Provision for income taxes	4,713	2,710	1,909
Earnings before extraordinary item	6,906	3,778	2,814
Extraordinary item, net of tax (note 7)	-	-	(206)
Net earnings	$ 6,906	$ 3,778	$ 2,608
Basic earnings per share:			
Earnings before extraordinary item	$ 1.71	$ 0.97	$ 0.72
Extraordinary item, net of tax	-	-	(0.05)
Net earnings per share	$ 1.71	$ 0.97	$ 0.67
Diluted earnings per share:			
Earnings before extraordinary item	$ 1.37	$ 0.97	$ 0.72
Extraordinary item, net of tax	-	-	(0.05)
Net earnings per share	$ 1.37	$ 0.97	$ 0.67

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income

($ in thousands)	Year Ended December 31, 2002	2001	2000
Net earnings	$6,906	$3,778	$2,608
Net unrealized holding (losses) gains on available-for-sale securities	(72)	596	(405)
Reclassification adjustment for gains realized in earnings	(120)	-	-
Net unrealized (losses) gains on available-for-sale securities	(192)	596	(405)
Provision for income taxes related to unrealized (losses) gains on available-for-sale securities	81	(233)	153
Other comprehensive (loss) income, net of tax	(111)	363	(252)
Total comprehensive income, net of tax	$6,795	$4,141	$2,356

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

($ in thousands)	Year Ended December 31,		
	2002	2001	2000
CLASS A COMMON STOCK			
Balance at beginning of year	$ 3,545	$ 3,545	$ 3,532
Issuance of 803,458 and 12,750 shares in 2002 and 2000, respectively, upon the exercise of warrants	803	-	13
Balance at end of year	4,348	3,545	3,545
CLASS B COMMON STOCK			
Balance at beginning of year	355	355	305
Issuance of 50,000 shares of restricted stock compensation	-	-	50
Balance at end of year	355	355	355
ADDITIONAL PAID-IN-CAPITAL, COMMON			
Balance at beginning of year	19,001	18,975	18,770
Compensation related to vesting of certain Class B stock warrants	26	26	26
Compensation related to certain Class A stock warrants modified	109	-	-
Issuance of 50,000 shares of restricted Class B stock compensation	-	-	109
Issuance of 803,458 and 12,750 shares in 2002 and 2000, respectively, upon the exercise of stock warrants, inclusive of tax benefits	4,998	-	70
Balance at end of year	24,134	19,001	18,975
RETAINED EARNINGS			
Balance at beginning of year	17,383	13,605	10,997
Net earnings for the year	6,906	3,778	2,608
Balance at end of year	24,289	17,383	13,605
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Balance at beginning of year	111	(252)	-
Net change in accumulated other comprehensive income (loss), net	(111)	363	(252)
Balance at end of year	-	111	(252)
Total stockholders' equity at end of year	$53,126	$40,395	$36,228

See accompanying notes to consolidated financial statements.

Intervest Bancshares Corporation and Subsidiaries
Consolidated Statements of Cash Flows

($ in thousands)	Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net earnings	$ 6,906	$ 3,778	$ 2,608
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	606	505	433
Provision for loan loss reserves	1,274	612	275
Deferred income tax benefit	(681)	(364)	(16)
Amortization of deferred debenture offering costs	919	753	1,136
Compensation expense related to common stock and warrants	135	26	185
Amortization of premiums, fees and discounts, net	(588)	(1,823)	(1,814)
Gain from sales of securities available for sale	(120)	-	-
Net increase in accrued interest payable on debentures	2,392	2,747	641
Net increase in official checks outstanding	1,154	938	460
Net change in all other assets and liabilities, net	2,802	2,118	1,912
Net cash provided by operating activities	14,799	9,290	5,820
INVESTING ACTIVITIES			
Net increase in interest-earning time deposits with banks	(1,750)	(250)	-
Maturities and calls of securities available for sale	2,500	69,194	-
Sales of securities available for sale	3,620	-	-
Maturities and calls of securities held to maturity	104,785	35,996	26,393
Purchases of securities held to maturity	(153,335)	(114,013)	(39,160)
Net increase in loans receivable	(124,271)	(103,969)	(53,623)
Purchases of Federal Reserve Bank stock, net	(454)	(49)	(97)
Purchases of premises and equipment, net	(387)	(816)	(301)
Net cash used in investing activities	(169,292)	(113,907)	(66,788)
FINANCING ACTIVITIES			
Net increase in demand, savings, NOW and money market deposits	60,003	38,387	4,299
Net increase in certificates of deposit	83,518	23,809	94,862
Net increase in mortgage escrow funds payable	1,641	856	22
Principal repayments of federal funds purchased, net	-	-	(6,955)
Principal repayments of debentures	(2,500)	(1,400)	(24,000)
Principal repayments of note payable	(9)	-	-
Proceeds from issuance of debentures, net of issuance costs	12,479	24,436	3,500
Proceeds from issuance of common stock, net of issuance costs	5,801	-	83
Net cash provided by financing activities	160,933	86,088	71,811
Net increase (decrease) in cash and cash equivalents	6,440	(18,529)	10,843
Cash and cash equivalents at beginning of year	24,409	42,938	32,095
Cash and cash equivalents at end of year	$ 30,849	$ 24,409	$ 42,938
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for:			
Interest	$ 22,936	$ 21,253	$ 21,532
Income taxes	5,301	2,704	1,004
Noncash activities:			
Transfer of loans to foreclosed real estate, net of chargeoffs	1,081	-	-
Purchase of premises with note payable	275	-	-
Transfers of securities from held-to-maturity to available-for-sale	-	-	74,789
Accumulated other comprehensive income (loss) - change in unrealized (loss) gain on securities available for sale, net of tax	(111)	363	(252)

See accompanying notes to consolidated financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Intervest Bancshares Corporation (the "Holding Company") was incorporated in 1993 and is headquartered in Rockefeller Center in New York City. Its wholly owned subsidiaries are Intervest National Bank, a nationally chartered bank, Intervest Mortgage Corporation (whose name was changed from Intervest Corporation of New York in 2002), a mortgage investment company, and Intervest Statutory Trust I, a special purpose finance subsidiary. The Holding Company's primary business is the ownership of its subsidiaries. In July 2001, Intervest Bank (a Florida state chartered commercial bank and the Holding Company's other wholly owned banking subsidiary prior to that date) was merged into Intervest National Bank. The merger was treated as a reorganization and accounted for at historical cost similar to the pooling-of-interests method of accounting. Under this method, the recorded assets, liabilities, shareholders' equity, income and expenses of both banks were combined and recorded at their historical cost amounts. Hereafter, Intervest National Bank is referred to as the "Bank" and all the entities are referred to collectively as the "Company" on a consolidated basis.

The Bank has its headquarters and full-service banking office in Rockefeller Center in New York City, and a total of five full-service banking offices in Pinellas County, Florida - four in Clearwater and one in South Pasadena. The Bank conducts a full-service commercial banking business, which consists of attracting deposits from the general public and investing those funds, together with other sources of funds, primarily through the origination of commercial and multifamily real estate loans, and through the purchase of security investments.

Intervest Mortgage Corporation and its wholly owned subsidiaries, Intervest Distribution Corporation and Intervest Realty Servicing Corporation, are located in Rockefeller Center in New York City. Intervest Mortgage Corporation is engaged in the real estate business, including the origination and purchase of real estate mortgage loans, consisting of first mortgage, junior mortgage and wraparound mortgage loans. Intervest Mortgage Corporation was acquired by the Holding Company in March 2000. In the acquisition, all of the outstanding capital stock of Intervest Mortgage Corporation was acquired in exchange for 1,250,000 shares of the Holding Company's Class A common stock. Former shareholders of Intervest Mortgage Corporation are officers and directors of Intervest Mortgage Corporation and the Holding Company. The acquisition was also accounted for at historical cost similar to the pooling-of-interests method of accounting.

Intervest Statutory Trust I was formed in December 2001 for the sole purpose of issuing $15,000,000 of Capital Securities as more fully described in note 9.

Principles of Consolidation, Basis of Presentation and Use of Estimates

The consolidated financial statements include the accounts of the Holding Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, as of the date of the financial statements and revenues and expenses during the reporting periods. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan loss reserves and the valuation allowances for deferred tax assets and real estate acquired through foreclosures.

Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include federal funds sold (generally sold for one-day periods) and commercial paper and other short-term investments that have maturities of three months or less from the time of purchase.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Securities

Securities for which the Company has the ability and intent to hold until maturity are classified as securities held to maturity and are carried at cost, adjusted for accretion of discounts and amortization of premiums, which are recognized into interest income using the interest method over the period to maturity. Securities that are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates or other factors, are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale, net of related income taxes, are reported as a separate component of comprehensive income. Realized gains and losses from sales of securities are determined using the specific identification method. The Company does not acquire securities for the purpose of engaging in trading activities.

Loans Receivable

Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity or satisfaction are carried at their outstanding principal net of chargeoffs, the allowance for loan loss reserves, unamortized discounts and deferred loan fees or costs. Loan origination and commitment fees, net of certain costs, are deferred and amortized to interest income as an adjustment to the yield of the related loans over the contractual life of the loans using the interest method. When a loan is paid off or sold, or if a commitment expires unexercised, any unamortized net deferred amount is credited or charged to earnings accordingly.

Loans are placed on nonaccrual status when principal or interest becomes 90 days or more past due. Accrued interest receivable previously recognized is reversed when a loan is placed on nonaccrual status. Amortization of net deferred fee income is discontinued for loans placed on nonaccrual status. Interest payments received on loans in nonaccrual status are recognized as income on a cash basis unless future collections of principal are doubtful, in which case the payments received are applied as a reduction of principal. Loans remain on nonaccrual status until principal and interest payments are current.

Allowance for Loan Loss Reserves

The allowance for loan loss reserves is netted against loans receivable and is increased by provisions charged to operations and decreased by chargeoffs (net of recoveries). The adequacy of the allowance is evaluated monthly with consideration given to: the nature and volume of the loan portfolio; overall portfolio quality; loan concentrations; specific problem loans and commitments and estimates of fair value thereof; historical chargeoffs and recoveries; adverse situations which may affect the borrowers' ability to repay; and management's perception of the current and anticipated economic conditions in the Company's lending areas. In addition, Statement of Financial Accounting Standards (SFAS) No. 114 specifies the manner in which the portion of the allowance for loan loss reserves is computed related to certain loans that are impaired. A loan is normally deemed impaired when, based upon current information and events, it is probable the Company will be unable to collect both principal and interest due according to the contractual terms of the loan agreement. Impaired loans normally consist of loans on nonaccrual status. Interest income on impaired loans is recognized on a cash basis. Impairment for commercial real estate and residential loans is measured based on: the present value of expected future cash flows, discounted at the loan's effective interest rate; or the observable market price of the loan; or the estimated fair value of the loan's collateral, if payment of the principal and interest is dependent upon the collateral. When the fair value of the property is less than the recorded investment in the loan, this deficiency is recognized as a valuation allowance within the overall allowance for loan loss reserves and a charge through the provision for loan losses. The Company charges off any portion of the recorded investment in the loan that exceeds the fair value of the collateral. The net carrying amount of an impaired loan does not at any time exceed the recorded investment in the loan.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Allowance for Loan Loss Reserves, Continued

Lastly, the Company's regulators, as an integral part of their examination process, periodically review the allowance for loan loss reserves. Accordingly, the Company may be required to take certain chargeoffs and/or recognize additions to the allowance based on the regulators' judgment concerning information available to them during their examination.

Premises and Equipment

Land is carried at cost. Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the terms of the related leases, or the useful life of the asset, whichever is shorter. Maintenance, repairs and minor improvements are expensed as incurred, while major improvements are capitalized.

Deferred Debenture Offering Costs

Costs relating to offerings of debentures are amortized over the terms of the debentures. The costs consist primarily of underwriters' commissions. Accumulated amortization amounted to $3,793,000 at December 31, 2002 and $3,042,000 at December 31, 2001.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold. Upon foreclosure of the property, the related loan is transferred from the loan portfolio to foreclosed real estate at the lower of the loan's carrying value at the date of transfer, or estimated fair value of the property less estimated selling costs. Such amount becomes the new cost basis of the property. Adjustments made to the carrying value at the time of transfer are charged to the allowance for loan loss reserves. After foreclosure, management periodically performs market valuations and the real estate is carried at the lower of cost or estimated fair value less estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance of the property are included in the consolidated statements of earnings.

Stock-Based Compensation

The Company follows APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation, which is generally in the form of stock warrants. SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No.148 "Accounting for Stock-Based Compensation Transition and Disclosure," collectively "SFAS No.123," requires pro forma disclosures of net earnings and earnings per share determined as if the Company accounted for its stock warrants under the fair value method.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

Under SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on a review of available evidence.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Earnings Per Share (EPS)

Basic EPS is calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding. Diluted EPS is calculated by dividing adjusted net earnings by the weighted-average number of shares of common stock and dilutive potential common stock shares that may be outstanding in the future. Potential common stock shares consist of outstanding dilutive common stock warrants (which are computed using the "treasury stock method") and convertible debentures (computed using the "if converted method"). Diluted EPS considers the potential dilution that could occur if the Company's outstanding stock warrants and convertible debentures were converted into common stock that then shared in the Company's earnings (as adjusted for interest expense that would no longer occur if the debentures were converted).

Comprehensive Income

The Company follows SFAS No. 130, "Reporting Comprehensive Income." Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items along with net earnings, are components of comprehensive income.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Start-Up Costs

The Company follows the AICPA's Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," which requires all start-up costs (except for those that are capitalizable under other accounting principles generally accepted in the United States of America) to be expensed as incurred for financial statement purposes.

Recent Accounting Pronouncements

Accounting for Business Combinations. In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," SFAS 141 addresses the accounting and reporting for business combinations and requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and prohibits the use of pooling-of-interests method of accounting. Pooling transactions initiated prior to that date were not affected. SFAS 141 also requires identifiable intangible assets acquired in a business combination to be recognized as an asset apart from goodwill if they meet certain criteria. The adoption of this statement had no effect on the Company's consolidated financial statements.

Accounting for Goodwill and Other Intangible Assets. The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired individually or with a group of other assets not constituting a business combination. Under SFAS 142, all goodwill and identifiable intangible assets recognized as having an indefinite useful life, including those acquired before its effective date, are not amortized but, assessed for impairment at least annually. Intangible assets, having a finite life, are separately recognized and amortized over their estimated useful lives. Intangible assets with finite useful lives will continue to be reviewed for impairment in accordance with previous pronouncements. The Company does not have goodwill or other intangible assets and as a result, the adoption of this statement had no effect on its consolidated financial statements.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements, Continued

Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined therein). The adoption of this statement had no effect on the Company's consolidated financial statements.

Accounting for the Extinguishment of Debt and Other Technical Amendments. SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," among other items, addresses income statement classification of gains or losses from extinguishment. Previously, under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. This Statement eliminates Statement 4 and requires gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. Applying the provisions of Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. This statement is effective for financial statements issued on or after May 15, 2002. The adoption of this statement had no effect on the Company's consolidated financial statements.

Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The new statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined therein was recognized at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement is not expected to have any effect on the Company's consolidated financial statements.

Accounting for Acquisitions of Certain Financial Institutions. SFAS No. 147, "Acquisitions of Certain Financial Institutions - an amendment of SFAS No. 72 and 144 and FASB Interpretation No. 9," removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, the statement amends No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that statement 144 requires for other long-lived assets that are held and used. The provisions of this statement are effective as of October 1, 2002. The adoption of this statement had no effect on the Company's consolidated financial statements.

1. Description of Business and Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements, Continued

Accounting for Guarantees. In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have any effect on the Company's consolidated financial statements.

2. Securities

The carrying value (estimated fair value) and amortized cost of securities available for sale as of December 31, 2001 is as follows:

($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
U.S. government agency securities	$6,000	$192	$ -	$6,192

There were sales of $3,500,000 of securities in 2002 and gross realized gains amounted to $120,000. There were no sales of securities in 2001 or 2000. At December 31, 2001, the available-for-sale portfolio consisted of fixed-rate debt obligations of the Federal Home Loan Bank (FHLB) and Federal National Mortgage Association (FNMA) with a weighted-average yield and remaining maturity of 5.59% and 1.4 years, respectively. There were no transfers of securities to the available-for-sale portfolio in 2002 or 2001. On December 31, 2000, $75,194,000 of securities held-to-maturity (with an estimated fair value of $74,789,000) were transferred to the available-for-sale portfolio. This transfer consisted of U.S. government agency securities with some having call features, which allow the issuer to call the security before its stated maturity without penalty. In 2001, nearly all of these securities were called by the issuers due to declining interest rates.

The carrying value (amortized cost) and estimated fair value of securities held to maturity is as follows:

($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2002:				
U.S. government agency securities	$145,694	$881	$ 15	$146,560
At December 31, 2001:				
U.S. government agency securities	$ 99,157	$355	$108	$ 99,404

Securities held to maturity consist of debt obligations of the FHLB, FNMA, Federal Home Loan Mortgage Corp. (FHLMC) and Federal Farm Credit Bank (FFCB). At December 31, 2002 and 2001, the weighted-average yield and remaining maturity of the portfolio was 2.39% and 1.6 years, and 2.89% and 1.1 years, respectively. The securities are fixed rate or have predetermined scheduled rate increases, and some have call features that allow the issuer to call the security before its stated maturity without penalty.

The amortized cost and estimated fair value of securities held to maturity at December 31, 2002, by remaining term to contractual maturity is as follows:

($ in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 75,566	$ 76,078
Due after one year through five years	70,128	70,482
	$145,694	$146,560

3. Loans Receivable

Loans receivable is as follows:

	At December 31, 2002		At December 31, 2001	
($ in thousands)	# of Loans	Amount	# of Loans	Amount
Commercial real estate loans	162	$275,096	139	$183,167
Residential multifamily loans	168	214,515	153	182,569
Land development and other land loans	3	1,890	3	2,485
Residential 1-4 family loans	28	1,953	33	2,404
Commercial business loans	27	1,608	26	1,363
Consumer loans	16	240	15	286
Loans receivable	404	495,302	369	372,274
Deferred loan fees		(5,390)		(3,748)
Allowance for loan loss reserves		(4,611)		(3,380)
Loans receivable, net		$485,301		$365,146

At December 31, 2002, there were no nonaccrual or impaired loans. At December 31, 2001, one commercial real estate loan with a principal balance of $1,243,000 was on nonaccrual status and considered impaired under the criteria of SFAS No.114. There was no valuation allowance recorded for this impaired loan. Interest income that was not recorded from this loan under its contractual terms amounted to $29,000 in 2002 and $51,000 in 2001. The average balance of this impaired loan for 2002 and 2001 was approximately $310,000 and $104,000, respectively. There were no nonaccrual or impaired loans in 2000. At December 31, 2002 and 2001, there were no loans which were ninety days past due and still accruing interest.

Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly related to local economic conditions in the areas the properties are located, as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of occupancy of income-producing properties (such as office buildings, shopping centers and rental and cooperative apartment buildings).

The geographic distribution of the loan portfolio is as follows:

	At December 31, 2002		At December 31, 2001	
($ in thousands)	Amount	% of Total	Amount	% of Total
New York	$278,280	56.2%	$192,256	51.7%
Florida	184,257	37.2	145,660	39.1
Connecticut and New Jersey	21,991	4.4	24,875	6.7
All other	10,774	2.2	9,483	2.5
	$495,302	100.0%	$372,274	100.0%

4. Allowance for Loan Loss Reserves

Activity in the allowance for loan loss reserves is as follows:

	For the Year Ended December 31,		
($ in thousands)	2002	2001	2000
Allowance at beginning of year	$3,380	$2,768	$2,493
Provision charged to operations	1,274	612	275
Chargeoffs (1)	(150)	-	-
Recoveries (2)	107	-	-
Allowance at end of year	$4,611	$3,380	$2,768

(1) Represents a chargeoff taken in connection with the transfer of a nonperforming loan to foreclosed real estate.

(2) Represents proceeds received from the sale of collateral from a loan that was charged off prior to 1997.

5. Premises and Equipment, Lease Commitments and Rental Expense

Premises and equipment is as follows:

($ in thousands)	At December 31, 2002	2001
Land	$ 1,516	$ 1,264
Buildings	4,810	4,575
Leasehold improvements	335	335
Furniture, fixtures and equipment	2,435	2,414
Total cost	9,096	8,588
Less accumulated deprecation and amortization	(2,998)	(2,546)
Net book value	$ 6,098	$ 6,042

The Bank leases its headquarters and branch office at Rockefeller Center in New York City, and its branch office at Belcher Road in Clearwater, Florida. Intervest Mortgage Corporation also leases its office at Rockefeller Center in New York City. All the leases contain operating escalation clauses related to taxes and operating costs based upon various criteria and are accounted for as operating leases expiring in May 2008, June 2007, and September 2004, respectively. All other offices are owned by the Bank.

Total future minimum annual lease rental payments due under these noncancellable operating leases as of December 31, 2002 were as follows: $602,000 in 2003; $574,000 in 2004; $400,000 in 2005; $404,000 in 2006; $345,000 in 2007; and $261,000 thereafter for an aggregate amount of $2,586,000. Rent expense aggregated $618,000 in 2002, $554,000 in 2001 and $522,000 in 2000.

The Bank subleases certain of its offices in Florida to other companies under leases that expire at various times through August 2007. Total future sublease rental income due under such leases as of December 31, 2002 were as follows: $447,000 in 2003; $432,000 in 2004; $388,000 in 2005; $314,000 in 2006; and $128,000 in 2007 for an aggregate amount of $1,709,000. Sublease rental income aggregated $421,000 in 2002, $388,000 in 2001 and $340,000 in 2000.

6. Deposits

Scheduled maturities of certificates of deposit accounts are as follows:

	At December 31, 2002		At December 31, 2001	
($ in thousands)	Amount	Wtd-Avg Stated Rate	Amount	Wtd-Avg Stated Rate
Within one year	$122,890	3.51%	$144,739	5.00%
Over one to two years	57,895	4.18	45,512	4.95
Over two to three years	31,281	5.53	14,954	5.82
Over three to four years	17,730	5.32	16,903	6.84
Over four years	95,187	4.92	19,357	5.61
	$324,983	4.33%	$241,465	5.22%

Certificate of deposit accounts of $100,000 or more totaled $72,872,000 and $53,745,000 at December 31, 2002 and 2001, respectively. At December 31, 2002, certificate of deposit accounts of $100,000 or more by remaining maturity were as follows: due within one year $26,663,000; over one to two years $11,299,000, over two to three years $6,964,000; over three to four years $3,859,000; and over four years $24,087,000.

Interest expense on deposits is as follows:

($ in thousands)	For the Year Ended December 31, 2002	2001	2000
Interest checking accounts	$ 221	$ 238	$ 232
Savings accounts	762	778	897
Money market accounts	3,082	2,640	2,832
Certificates of deposit accounts	13,304	13,423	10,892
	$17,369	$17,079	$14,853

7. Note Payable, Debentures Payable and Extraordinary Item

In connection with the purchase of property by the Bank that is across from its Court Street branch office in Florida, the Bank issued a note payable to the seller for $275,000. The note matures in February of 2017 and calls for monthly payments of principal and interest at 7% per annum. The note cannot be prepaid except during the last year of its term.

Debentures payable is as follows:

($ in thousands)		At December 31, 2002	At December 31, 2001
INTERVEST MORTGAGE CORPORATION (1):			
Series 05/12/95 - interest at 2% above prime	- due April 1, 2004	$ 9,000	$ 9,000
Series 10/19/95 - interest at 2% above prime	- due October 1, 2004	9,000	9,000
Series 05/10/96 - interest at 2% above prime	- due April 1, 2005	10,000	10,000
Series 10/15/96 - interest at 2% above prime	- due October 1, 2005	5,500	5,500
Series 04/30/97 - interest at 1% above prime	- due October 1, 2005	8,000	8,000
Series 11/10/98 - interest at 8 ½% fixed	- due January 1, 2003	1,400	1,400
Series 11/10/98 - interest at 9% fixed	- due January 1, 2005	2,600	2,600
Series 06/28/99 - interest at 8% fixed	- due July 1, 2002	-	2,500
Series 06/28/99 - interest at 8 ½% fixed	- due July 1, 2004	2,000	2,000
Series 06/28/99 - interest at 9% fixed	- due July 1, 2006	2,000	2,000
Series 09/18/00 - interest at 8% fixed	- due January 1, 2004	1,250	1,250
Series 09/18/00 - interest at 8 ½% fixed	- due January 1, 2006	1,250	1,250
Series 09/18/00 - interest at 9% fixed	- due January 1, 2008	1,250	1,250
Series 08/01/01 - interest at 7 ½% fixed	- due April 1, 2005	1,750	1,750
Series 08/01/01 - interest at 8% fixed	- due April 1, 2007	2,750	2,750
Series 08/01/01 - interest at 8 ½% fixed	- due April 1, 2009	2,750	2,750
Series 01/17/02 - interest at 7 ¼% fixed	- due October 1, 2005	1,250	-
Series 01/17/02 - interest at 7 ½% fixed	- due October 1, 2007	2,250	-
Series 01/17/02 - interest at 7 ¾% fixed	- due October 1, 2009	2,250	-
Series 08/05/02 - interest at 7 ¼% fixed	- due January 1, 2006	1,750	-
Series 08/05/02 - interest at 7 ½% fixed	- due January 1, 2008	3,000	-
Series 08/05/02 - interest at 7 ¾% fixed	- due January 1, 2010	3,000	-
		74,000	63,000
INTERVEST BANCSHARES CORPORATION:			
Series 05/14/98 - interest at 8% fixed	- due July 1, 2008	6,930	6,930
Series 12/15/00 - interest at 8% fixed	- due April 1, 2004	1,000	1,000
Series 12/15/00 - interest at 8 ½% fixed	- due April 1, 2006	1,250	1,250
Series 12/15/00 - interest at 9% fixed	- due April 1, 2008	1,250	1,250
		10,430	10,430
		$84,430	$73,430

(1) Represents prime rate of JPMorganChase Bank, which was 4.25% on December 31, 2002 and 4.75% on December 31, 2001.

Intervest Mortgage Corporation filed a registration statement in late 2002 relating to the issuance of additional subordinated debentures in the aggregate amount of up to $7,500,000. These debentures are expected to be issued in the first quarter of 2003.

In 2000, Intervest Mortgage Corporation's Series 6/29/92, 9/13/93, 1/28/94 and 10/28/94 debentures totaling $24,000,000 were redeemed prior to maturity for principal plus accrued interest aggregating $3,970,000. In connection with these early redemptions, $382,000 of unamortized deferred debenture offering costs was charged to expense and reported as an extraordinary charge, net of a tax benefit of $176,000, in the consolidated statement of earnings for the year ended December 31, 2000.

7. **Note Payable, Debentures Payable and Extraordinary Item, Continued**

In 2002, Intervest Mortgage Corporation sold Series 1/17/02 and 8/05/02 debentures totaling $13,500,000 in principal amount. The sales, after underwriter's commissions and other issuance costs, resulted in net proceeds of $12,490,000. Intervest Mortgage Corporation's Series 06/28/99 debentures maturing on July 1, 2002 were redeemed on April 1, 2002 for principal of $2,500,000 and accrued interest of $586,000.

Intervest Mortgage Corporation's floating-rate Series 5/12/95, 10/19/95, 5/10/96, 10/15/96 and 4/30/97 debentures have a maximum interest rate of 12%. Interest on an aggregate of $6,350,000 of these debentures at December 31, 2002 is accrued and compounded quarterly, and is due and payable at maturity. The payment of interest on the remaining debentures is made quarterly. Any debenture holder in the aforementioned Series whose interest accrues and is due at maturity may at any time elect to receive the accrued interest and subsequently receive regular payments of interest.

Intervest Mortgage Corporation's Series 11/10/98, 6/28/99, 09/18/00, $770,000 of Series 08/01/01, $270,000 of Series 01/17/02 and $1,520,000 of Series 08/05/02 debentures accrue and compound interest quarterly, with such interest due and payable at maturity. The payment of interest on the remaining debentures is made quarterly. The holders of Series 11/10/98, 6/28/99, 9/18/00, 01/17/02 and 08/05/02 debentures can require Intervest Mortgage Corporation to repurchase the debentures for face amount plus accrued interest each year (beginning January 1, 2004 for Series 09/18/00, October 1, 2005 for Series 01/17/02 and January 1, 2006 for Series 08/05/02) provided, however, in no calendar year will Intervest Mortgage Corporation be required to purchase more than $100,000 in principal amount of each maturity, in each series of debentures, on a non-cumulative basis.

All of Intervest Mortgage Corporation's debentures may be redeemed, in whole or in part, at any time at the option of Intervest Mortgage Corporation, for face value, except for Series 01/17/02 and 08/05/02 debentures, which would be at a premium of 1% if the redemption is prior to April 1, 2003 for Series 01/17/02 and prior to October 1, 2003 for Series 08/05/02. All the debentures are unsecured and subordinate to all present and future senior indebtedness, as defined in the indenture related to each debenture.

The Holding Company's Series 5/14/98 subordinated debentures are due July 1, 2008 and are convertible at the option of the holders at any time prior to April 1, 2008, unless previously redeemed by the Holding Company, into shares of Class A common stock of the Holding Company at the following conversion prices per share effective January 1, 2002: $10.01 in 2003; $12.00 in 2004; $14.00 in 2005; $16.00 in 2006; $18.00 in 2007 and $20.00 from January 1, 2008 through April 1, 2008. The Holding Company has the right to establish conversion prices that are less than those set forth above for such periods as it may determine. In January 1999 and October 2001, the conversion prices were adjusted downward from those set at the original offering date to the current prices indicated above. Interest accrues and compounds each calendar quarter at 8%. All accrued interest is due and payable at maturity whether by acceleration, redemption or otherwise. Any convertible debenture holder may, on or before July 1 of each year commencing July 1, 2003, elect to be paid all accrued interest and to thereafter receive payments of interest quarterly. The Holding Company's debentures may be redeemed, in whole or in part, at any time at the option of the Holding Company for face value.

Scheduled contractual maturities of all debentures as of December 31, 2002 is as follows:

($ in thousands)	Principal	Accrued Interest
For the year ended December 31, 2003	$ 1,400	$1,613
For the year ended December 31, 2004	22,250	5,094
For the year ended December 31, 2005	29,100	2,769
For the year ended December 31, 2006	6,250	969
For the year ended December 31, 2007	5,000	34
Thereafter	20,430	3,336
	$84,430	$13,815

8. Federal Funds Purchased and Lines of Credit

From time to time, the Bank purchases overnight federal funds to manage its liquidity needs. At December 31, 2002 and 2001, there were no such funds outstanding. During 2002, 2001 and 2000, federal fund purchased were not significant. The Bank has agreements with correspondent banks whereby it may borrow up to $8,000,000 on an unsecured basis and it can borrow from the Federal Reserve Bank of New York on a secured basis. There were no outstanding borrowings under these agreements at December 31, 2002 or 2001.

9. Guaranteed Preferred Beneficial Interest in Junior Subordinated Debentures

On December 18, 2001, the Holding Company's wholly-owned subsidiary, Intervest Statutory Trust I, sold 9.875% Trust Preferred Securities due December 18, 2031 in the aggregate principal amount of $15,000,000, hereafter referred to as the "Capital Securities". The net proceeds from the sale, in addition to the initial capital contribution of $464,000 from the Holding Company to the Trust, were reinvested into the Holding Company in exchange for $15,464,000 of the Holding Company's 9.875% Junior Subordinated Debentures (the "Junior Subordinated Debentures") due December 18, 2031. The Holding Company then invested $15,000,000 as a capital contribution in the Bank. The sole asset of the Trust, the obligor on the Capital Securities, is the Junior Subordinated Debentures.

The Holding Company has guaranteed the Trust's payment of distributions on, payments on any redemptions of, and any liquidation distribution with respect to, the Capital Securities. Cash distributions on both the Capital Securities and the Junior Subordinated Debentures are payable semi-annually in arrears on December 18 and June 18 of each year. Issuance costs of $469,000 associated with the Capital Securities have been capitalized by the Holding Company and are being amortized over the life of the securities.

The Capital Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at stated maturity or, at the option of the Holding Company, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in the law such that the Trust would be considered an investment company and (ii) in whole or in part at any time on or after December 18, 2006 contemporaneously with the optional redemption by the Holding Company of the Junior Subordinated Debentures in whole or inpart. The Junior Subordinated Debentures are redeemable prior to maturity at the option of the Holding Company (i) on or after December 18, 2006, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in law such that the Trust would be considered an investment company. Any redemption would need prior regulatory approvals.

10. Stockholders' Equity

The Holding Company's Board of Directors is authorized to issue up to 300,000 shares of preferred stock of the Holding Company without stockholder approval. The powers, preferences and rights, and the qualifications, limitations, and restrictions thereof on any series of preferred stock issued is determined by the Board of Directors. At December 31, 2002 and 2001, there was no preferred stock issued and outstanding.

Class A and B common stock have equal voting rights as to all matters, except that, so long as at least 50,000 shares of Class B common stock remain issued and outstanding, the holders of the outstanding shares of Class B common stock are entitled to vote for the election of two-thirds of the Board of Directors (rounded up to the nearest whole number), and the holders of the outstanding shares of Class A common stock are entitled to vote for the remaining Directors of the Holding Company. The shares of Class B common stock are convertible, on a share-for-share basis, into Class A common stock at any time.

11. Asset and Dividend Restrictions

The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction accounts. At December 31, 2002 and 2001, balances maintained as reserves were approximately $470,000 and $400,000, respectively.

As a member of the Federal Reserve Banking system, the Bank must maintain an investment in the capital stock of the Federal Reserve Bank. At December 31, 2002 and 2001, such investment, which earns a dividend, aggregated $1,108,000 and $654,000, respectively. At December 31, 2002 and 2001, U.S. government agency securities with a carrying value of $7,081,000 and $7,127,000, respectively, were pledged against various deposit accounts and lines of credit.

The payment of dividends by the Holding Company to its shareholders and the payment of dividends by the Holding Company's subsidiaries to the Holding Company itself is subject to various regulatory restrictions. These restrictions take into consideration various factors such as whether there are sufficient net earnings, as defined, liquidity, asset quality, capital adequacy and economic conditions. The holders of Class A common stock and Class B common stock share ratably in any dividend. The Holding Company has not paid any dividends on its capital stock and currently is not contemplating the payment of a dividend.

12. Profit Sharing Plans

The Company sponsors tax-qualified, profit sharing plans in accordance with the provisions of Section 401(k) of the Internal Revenue Code, whereby eligible employees meeting certain length-of-service requirements may make tax-deferred contributions up to certain limits. The Company makes discretionary matching contributions up to 3% of employee compensation, which vest to the employees over a period of time. Total cash contributions to the plans included in the consolidated statements of earnings aggregated $47,000, $37,000 and $26,000 for 2002, 2001 and 2000, respectively.

13. Related Party Transactions

The Bank has deposit accounts from affiliated companies, directors, executive officers and members of their immediate families and related business interests of approximately $19,000,000 at December 31, 2002 and $8,400,000 at December 31, 2001. There are no loans to any directors or executive officers of the Holding Company or its subsidiaries.

The Company paid commissions and fees in connection with the placement of debentures of approximately $58,000 in 2002, $15,000 in 2001 and $34,000 in 2000 to Intervest Securities Corporation, an affiliate of the Company. See note 22 for a further discussion regarding Intervest Securities Corporation.

The Company paid fees of approximately $157,000 in 2002, $219,000 in 2001 and $100,000 in 2000 for legal services rendered by a law firm, a principal of which is a director of the Company. The Company paid commissions and fees in connection with the placement of debentures of approximately $515,000 in 2002, $301,000 in 2001 and $246,000 in 2000 to an investment firm, a principal of which is a director of the Company.

14. Common Stock Warrants

The Holding Company has common stock warrants outstanding that entitle the registered holders thereof to purchase one share of common stock for each warrant. All warrants are exercisable when issued, except for certain Class B common stock warrants. The warrants have been issued in connection with public stock offerings, to directors and employees of the Company and to outside third parties for performance of services. In 2001, the Holding Company modified the terms of its Class A and Class B warrants as follows: the expiration date of all warrants exercisable at $6.67 per share were extended one year beyond their original expiration dates effective October 4, 2001, and the exercise price of certain Class A warrants (exercisable at $12.50 and $16.00 per share as of December 31, 2001) were reduced to $10.01 per share commencing January 1, 2002 until their original expiration date of December 31, 2002. In 2002, the $10.01 per share warrants were further modified by extending their expiration date to December 31, 2003.

14. Common Stock Warrants, Continued

Data concerning common stock warrants is as follows:

Class A Common Stock Warrants:	Exercise Price Per Warrant $6.67	$10.01(1)	$10.01 (1)	Total Warrants	Wtd-Avg Exercise Price
Outstanding at December 31, 1999	1,383,565	962,403	122,000	2,467,968	$ 8.33
Exercised in 2000	(12,750)	-	-	(12,750)	$ 6.67
Outstanding at December 31, 2000 and 2001	1,370,815	962,403	122,000	2,455,218	$ 9.42
Exercised in 2002	(772,600)	(30,858)	-	(803,458)	$ 9.88
Expired in 2002	(96,750)	-	-	(96,750)	$ 6.67
Outstanding at December 31, 2002	501,465	931,545	122,000	1,555,010	$ 8.93
Remaining contractual life in years at December 31, 2002 (2)	4.1	1.0	1.0	2.0	

(1) The exercise price per warrant was reduced to $10.01 per share in 2001.

(2) The Holding Company may, at its sole discretion, set an earlier expiration date.

Class B Common Stock Warrants:	Exercise Price Per Warrant $6.67	$10.00 (1)	Total Warrants	Wtd-Avg Exercise Price
Outstanding at December 31, 2000, 2001 and 2002	145,000	50,000	195,000	$ 7.52
Remaining contractual life in years at December 31, 2002	5.1	5.1	5.1	

(1) At December 31, 2002, 35,500 of these warrants were immediately exercisable. An additional 7,100 warrants vest and become exercisable on April 27th of 2003 and the remaining 7,400 on April 27, 2004. The warrants, which expire on January 31, 2008, become fully vested earlier upon certain conditions.

The Company uses the intrinsic value-based method prescribed under APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock warrants. Under this method, compensation expense related to stock warrants granted to employees is the excess, if any, of the market price of the stock as of the grant or modification date or over the exercise price of the warrant. In accordance with APB 25, approximately $26,000 of compensation expense was included in salaries and employee benefits expense for 2002, 2001 and 2000, respectively, in connection with Class B warrants granted in 1998 at $10.00 per share. For warrants granted to employees whose exercise price was reduced to $10.01 effective January 1, 2002 and whose expiration date was extended in 2002, compensation expense of $109,000 was recorded in 2002 under variable rate accounting as prescribed under APB 25. No other compensation expense was recorded related to the remaining stock warrants granted because their exercise prices were the same or greater than the market price of the common shares at the date of grant or modification.

Had compensation expense been determined based on the estimated fair value of the warrants at the grant date in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have been reduced to the pro forma amounts as follows:

($ in thousands, except per share amounts)	For the Year Ended December 31, 2002	2001	2000
Reported net earnings	$6,906	$3,778	$2,608
Pro forma net earnings	$6,883	$3,755	$2,585
Reported basic earnings per share	$ 1.71	$ 0.97	$ 0.67
Pro forma basic earnings per share	$ 1.70	$ 0.96	$ 0.66
Reported diluted earnings per share	$ 1.37	$ 0.97	$ 0.67
Pro forma diluted earnings per share	$ 1.37	$ 0.96	$ 0.66

15. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return and combined state and city income tax returns in New York. The Company also files a state income tax return in New Jersey and a franchise tax return in Delaware. The Bank also files a state income tax return in Florida. Intervest Mortgage Corporation files state income tax returns in various other states. All the returns are filed on a calendar year basis.

At December 31, 2002 and 2001, the Company had a net deferred tax asset of $1,997,000 and $1,236,000, respectively. The asset relates to the unrealized benefit for net temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases that will result in future tax deductions. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of such assets is dependent upon the generation of sufficient taxable income during the periods in which those temporary differences reverse. Management believes that it is more likely than not that the Company's deferred tax asset will be realized and accordingly, a valuation allowance for deferred tax assets was not maintained at any time during 2002, 2001 or 2000.

The total tax provision (benefit) is as follows:

	For the Year Ended December 31,		
($ in thousands)	2002	2001	2000
Provision for income taxes	$4,713	$2,710	$1,909
Benefit from extraordinary item	-	-	(176)
	$4,713	$2,710	$1,733

Allocation of federal, state and local income taxes between current and deferred portions is as follows:

($ in thousands)	Current	Deferred	Total
Year Ended December 31, 2002:			
Federal	$4,004	$(547)	$3,457
State and Local	1,390	(134)	1,256
	$5,394	$(681)	$4,713
Year Ended December 31, 2001:			
Federal	$2,265	$(284)	$1,981
State and Local	809	(80)	729
	$3,074	$(364)	$2,710
Year Ended December 31, 2000:			
Federal	$1,350	$ (10)	$1,340
State and Local	399	(6)	393
	$1,749	$ (16)	$1,733

The components of the deferred tax benefit is as follows:

	For the Year Ended December 31,		
($ in thousands)	2002	2001	2000
Allowance for loan loss reserves	$(623)	$(220)	$ 16
Organization and startup costs	28	41	(10)
Stock-based compensation	(62)	(12)	(17)
Depreciation	(41)	(18)	(33)
Deferred income	13	(157)	-
All other	4	2	28
	$(681)	$(364)	$(16)

15. Income Taxes, Continued

The tax effects of the temporary differences that give rise to the deferred tax asset are as follows:

($ in thousands)	At December 31, 2002	2001
Allowance for loan loss reserves	$1,572	$ 949
Unrealized net gain on securities available for sale	-	(80)
Organization and startup costs	40	68
Stock-based compensation	118	56
Depreciation	114	73
Deferred income	144	157
All other	9	13
Total deferred tax asset	$1,997	$1,236

The reconciliation between the statutory federal income tax rate and the Company's effective tax rate (including state and local taxes) is as follows:

	For the Year Ended December 31, 2002	2001	2000
Tax provision at statutory rate	34.0%	34.0%	34.0%
Increase in taxes resulting from:			
State and local income taxes, net of federal benefit	6.6	7.6	6.4
Other	-	0.2	-
	40.6%	41.8%	40.4%

16. Earnings Per Share

Net earnings applicable to common stock and the weighted-average number of shares used for basic and diluted earnings per share computations are as follows:

($ in thousands, except share and per share amounts)	For the Year Ended December 31, 2002	2001	2000
Basic earnings per share:			
Net earnings applicable to common stockholders	$6,906	$3,778	$2,608
Average number of common shares outstanding	4,043,619	3,899,629	3,884,560
Basic earnings per share amount	$1.71	$0.97	$0.67
Diluted earnings per share:			
Net earnings applicable to common stockholders	$6,906	$3,778	$2,608
Adjustment to net earnings from assumed conversion of debentures	436	-	-
Adjusted net earnings for diluted earnings per share computation	$7,342	$3,778	$2,608
Average number of common shares outstanding:			
Common shares outstanding	4,043,619	3,899,629	3,884,560
Potential dilutive shares resulting from exercise of warrants	313,519	-	-
Potential dilutive shares resulting from conversion of debentures	990,983	-	-
Total average number of common shares outstanding used for dilution	5,348,121	3,899,629	3,884,560
Diluted earnings per share amount	$1.37	$0.97	$0.67

In 2001 and 2000, 2,650,218 warrants with exercise prices ranging from $6.67 to $16.00 in 2001 and $6.67 to $15.00 in 2000 were not considered in the computations of diluted EPS because their exercise price per share exceeded the average market price of Class A common stock during those years and as a result, they were not dilutive. Convertible debentures with principal and accrued interest totaling $9,164,000 at December 31, 2001 and $8,466,000 at December 31, 2000, and convertible at $14.00 per share in 2001 and $12.50 per share in 2000 into Class A common stock were not considered in the diluted EPS computations for those years because they were not dilutive. In 2002, all warrants and convertible debentures outstanding were considered in the computation of diluted EPS.

17. Contingencies

The Company is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of mortgage loans, and other issues incident to the Company's business. Management does not believe that there is any pending or threatened proceeding against the Company which, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company.

18. Regulatory Matters

The Company is subject to regulation, examination and supervision by the Federal Reserve Bank. The Bank is also subject to regulation, examination and supervision by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency of the United States of America ("OCC").

The Company (on a consolidated basis) and the Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet capital requirements can initiate certain mandatory and possibly discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. These capital amounts are also subject to qualitative judgement by the regulators about components, risk weighting and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by the regulations to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, as defined by the regulations.

Management believes, as of December 31, 2002 and 2001, that the Company and the Bank met all capital adequacy requirements to which they are subject. As of December 31, 2002, the most recent notification from the regulators categorized the Bank as a well-capitalized institution under the regulatory framework for prompt corrective action, which requires minimum Tier 1 leverage and Tier 1 and total risk-based capital ratios of 5%, 6% and 10%, respectively. Management believes that there are no current conditions or events outstanding that would change the designation from well capitalized.

In June 2001, the OCC terminated a Memorandum of Understanding with the Bank that was in effect since June 2000. The memorandum was a formal written agreement whereby, among other things, the Bank had been required to review, revise, develop and implement various policies and procedures with respect to its lending and credit underwriting. Management implemented various actions in order for the Bank to be in full compliance with the memorandum.

The table that follows presents information regarding the Company's and the Bank's capital adequacy.

18. Regulatory Matters, Continued

($ in thousands)	Actual		Minimum Capital Requirements		Minimum to Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Consolidated as of December 31, 2002:						
Total capital to risk-weighted assets	$70,764	13.06%	$43,342	8.00%	NA	NA
Tier 1 capital to risk-weighted assets	$66,153	12.21%	$21,671	4.00%	NA	NA
Tier 1 capital to average assets	$66,153	9.88%	$26,788	4.00%	NA	NA
Consolidated as of December 31, 2001:						
Total capital to risk-weighted assets	$57,457	14.11%	$32,581	8.00%	NA	NA
Tier 1 capital to risk-weighted assets	$52,505	12.89%	$16,291	4.00%	NA	NA
Tier 1 capital to average assets	$52,505	10.67%	$19,692	4.00%	NA	NA
Intervest National Bank at December 31, 2002:						
Total capital to risk-weighted assets	$54,777	12.16%	$36,048	8.00%	$45,060	10.00%
Tier 1 capital to risk-weighted assets	$50,313	11.17%	$18,024	4.00%	$27,036	6.00%
Tier 1 capital to average assets	$50,313	8.84%	$22,768	4.00%	$28,460	5.00%
Intervest National Bank at December 31, 2001:						
Total capital to risk-weighted assets	$49,006	15.03%	$26,082	8.00%	$32,603	10.00%
Tier 1 capital to risk-weighted assets	$45,692	14.01%	$13,041	4.00%	$19,562	6.00%
Tier 1 capital to average assets	$45,692	11.36%	$16,085	4.00%	$20,106	5.00%

19. Off-Balance Sheet Financial Instruments

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are in the form of commitments to extend credit, unused lines of credit and standby letters of credit, and may involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments. The Company's exposure to credit loss in the event of nonperformance by the other party to the off-balance sheet financial instruments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend funds to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

19. Off-Balance Sheet Financial Instruments, Continued

The notional amounts of the Company's off-balance sheet financial instruments is as follows:

	At December 31,	
($ in thousands)	2002	2001
Unfunded loan commitments	$68,244	$26,375
Available lines of credit	533	663
Standby letters of credit	1,267	167
	$70,044	$27,205

20. Estimated Fair Value of Financial Instruments

Fair value estimates are made at a specific point in time based on available information about each financial instrument. Where available, quoted market prices are used. However, a significant portion of the Company's financial instruments, such as commercial real estate and multifamily loans, do not have an active marketplace in which they can be readily sold or purchased to determine fair value. Consequently, fair value estimates for such instruments are based on assumptions made by management that include the financial instrument's credit risk characteristics and future estimated cash flows and prevailing interest rates. As a result, these fair value estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Accordingly, changes in any of management's assumptions could cause the fair value estimates to deviate substantially. The fair value estimates also do not reflect any additional premium or discount that could result from offering for sale, at one time, the Company's entire holdings of a particular financial instrument, nor estimated transaction costs. Further, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on and have not been considered in the fair value estimates. Finally, fair value estimates do not attempt to estimate the value of anticipated future business, the Company's customer relationships, branch network, and the value of assets and liabilities that are not considered financial instruments, such as core deposit intangibles and premises and equipment.

The carrying and estimated fair values of the Company's financial instruments are as follows:

	At December 31, 2002		At December 31, 2001	
($ in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 30,849	$ 30,849	$ 24,409	$ 24,409
Time deposits with banks	2,000	2,000	250	250
Securities available for sale, net	-	-	6,192	6,192
Securities held to maturity, net	145,694	146,560	99,157	99,404
Federal Reserve Bank stock	1,108	1,108	654	654
Loans receivable, net	485,301	497,664	365,146	378,962
Accrued interest receivable	4,263	4,263	3,202	3,202
Financial Liabilities:				
Deposit liabilities	505,958	515,018	362,437	368,597
Debentures payable plus accrued interest	113,302	115,992	99,910	101,264
Note payable	266	278	-	-
Accrued interest payable	895	895	817	817
Off-Balance Sheet Instruments:				
Commitments to lend	415	415	180	180

20. Estimated Fair Value of Financial Instruments, Continued

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Securities. The estimated fair value of securities available for sale and held to maturity are based on quoted market prices. The estimated fair value of the Federal Reserve Bank stock approximates fair value since the security does not present credit concerns and is redeemable at cost.

Loans Receivable. The estimated fair value of loans is based on a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Management can make no assurance that its perception and quantification of credit risk would be viewed in the same manner as that of a potential investor. Therefore, changes in any of management's assumptions could cause the fair value estimates of loans to deviate substantially.

Deposits. The estimated fair value of deposits with no stated maturity, such as savings, money market, checking and noninterest-bearing demand deposit accounts approximates carrying value. The estimated fair value of certificates of deposit are based on the discounted value of their contractual cash flows. The discount rate used in the present value computation was estimated by comparison to current interest rates offered by the Bank for certificates of deposit with similar remaining maturities.

Debentures, Note Payable and Accrued Interest Payable. The estimated fair value of debentures and related accrued interest payable as well as the note payable is based on a discounted cash flow analysis. The discount rate used in the present value computation was estimated by comparison to what management believes to be the Company's incremental borrowing rate for similar arrangements.

All Other Financial Assets and Liabilities. The estimated fair value of cash and cash equivalents, time deposits with banks, accrued interest receivable and accrued interest payable approximates their carrying values since these instruments are payable on demand or have short-term maturities.

Off-Balance Sheet Instruments. The carrying amounts of commitments to lend approximated estimated fair value. The fair value of commitments to lend is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter party's credit standing.

21. Holding Company Financial Information

Condensed Balance Sheets

($ in thousands)	At December 31, 2002	At December 31, 2001
ASSETS		
Cash and due from banks	$ 229	$ 77
Short-term investments	7,258	784
Total cash and cash equivalents	7,487	861
Loans receivable, net (net of allowance for loan loss reserves of $47 and $49 at December 31, 2002 and 2001)	9,239	9,557
Investment in subsidiaries	63,813	57,060
Deferred debenture offering costs, net of amortization	942	1,047
All other assets	809	301
Total assets	$82,290	$68,826
LIABILITIES		
Debentures payable	$25,894	$25,894
Accrued interest payable on debentures	3,123	2,367
All other liabilities	147	170
Total liabilities	29,164	28,431
STOCKHOLDERS' EQUITY		
Common equity	53,126	40,395
Total stockholders' equity	53,126	40,395
Total liabilities and stockholders' equity	$82,290	$68,826

Condensed Statements of Earnings

($ in thousands)	For the Year Ended December 31, 2002	2001	2000
Interest income	$ 988	$ 818	$ 672
Interest expense	2,695	1,124	686
Net interest income	(1,707)	(306)	(14)
(Credit) provision for loan loss reserves	(2)	19	17
Noninterest income	205	176	165
Noninterest expenses	544	226	405
Loss before income taxes	(2,044)	(375)	(271)
Credit for income taxes	(924)	(172)	(131)
Net loss before earnings of subsidiaries	(1,120)	(203)	(140)
Equity in earnings of Intervest National Bank	6,459	3,404	2,619
Equity in earnings of Intervest Mortgage Corporation	1,567	577	129
Net earnings	$6,906	$3,778	$2,608
Cash dividends received from subsidiaries	$1,500	$ 125	$3,000

21. Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

($ in thousands)	For the Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net earnings	$ 6,906	$ 3,778	$ 2,608
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in earnings of subsidiaries	(8,026)	(3,981)	(2,748)
Cash dividends received from subsidiaries	1,500	125	3,000
(Credit) provision for loan loss reserves	(2)	19	17
Deferred income tax benefit	(55)	(16)	(41)
Compensation expense from awards/modifications of stock warrants	135	26	185
Increase in accrued interest payable on debentures	756	831	644
Change in all other assets and liabilities, net	(365)	81	24
Net cash provided by operating activities	849	863	3,689
INVESTING ACTIVITIES			
Investment in subsidiaries, net	(338)	(15,500)	(4,000)
Purchase of equipment	(2)	-	-
Loan originations and principal repayments, net	389	(3,738)	(3,368)
Net cash provided by (used in) investing activities	49	(19,238)	(7,368)
FINANCING ACTIVITIES			
Net (decrease) increase in mortgage escrow funds payable	(64)	(11)	157
Proceeds from sale of debentures, net of issuance costs	(9)	17,800	-
Proceeds from issuance of common stock upon the exercise of stock warrants, inclusive of income tax benefits	5,801	-	83
Net cash provided by financing activities	5,728	17,789	240
Net increase (decrease) in cash and cash equivalents	6,626	(586)	(3,439)
Cash and cash equivalents at beginning of year	861	1,447	4,886
Cash and cash equivalents at end of year	$ 7,487	$ 861	$ 1,447
SUPPLEMENTAL DISCLOSURES			
Cash paid (received) during the year for:			
Interest	$ 1,825	$ 202	$ -
Income taxes	(617)	(139)	(110)
Noncash transactions:			
Accumulated other comprehensive income, change in subsidiary's unrealized (loss) gain on securities available for sale, net of tax	(111)	363	(252)

22. Acquisitions

Acquisition of Intervest Securities Corporation

In December 2002, the Holding Company entered into an agreement to acquire Intervest Securities Corporation ("ISC"), an affiliated entity that is a broker/dealer registered in nine states and is an NASD and SIPC member firm. ISC participates as a selected dealer from time to time in offerings of debt securities of the Company, primarily those of Intervest Mortgage Corporation. Pursuant to this agreement, the Holding Company will acquire all of the capital stock of ISC for 30,000 shares of its Class B common stock that will be newly issued for this transaction. At December 31, 2002, ISC's net assets amounted to approximately $200,000 and consisted of cash. The transaction is subject to the approval of both the NASD and the Federal Reserve Bank of New York (FRB) and is expected to close in the first quarter of 2003. ISC will become a wholly owned subsidiary of the Holding Company. In connection with this transaction, The Holding Company filed an election with and was approved by the FRB to become a financial holding company under Regulation Y effective January 23, 2003.

Acquisition of Intervest Mortgage Corporation

On March 10, 2000, the Holding Company acquired all of the outstanding capital stock of Intervest Mortgage Corporation ("IMC") in exchange for 1,250,000 shares of the Holding Company's Class A common stock. As a result of the acquisition, IMC became a wholly owned subsidiary of the Holding Company. Former shareholders of IMC are officers and directors of both the Holding Company and IMC.

In connection with the acquisition, the Holding Company incurred approximately $210,000 in expenses related to legal and consulting fees, printing and stock compensation expense. The Board of Directors and the Holding Company's shareholders approved a grant of 50,000 shares of Class B common stock to the Chairman of the Holding Company for his services with respect to the development, structuring and other activities associated with the merger. This resulted in $159,000 of compensation expense being recorded in the consolidated statement of earnings for 2000.

A summary of the Company's consolidated statement of earnings for 2000 follows:

($ in thousands)	Excluding IMC	As Reported
Interest and dividend income	$23,389	$31,908
Interest expense	15,689	23,325
Net interest and dividend income	7,700	8,583
Provision for loan loss reserves	275	275
Net interest and dividend income after provision for loan loss reserves	7,425	8,308
Noninterest income	505	983
Noninterest expenses	3,830	4,568
Earnings before taxes and extraordinary item	4,100	4,723
Provision for income taxes	1,621	1,909
Extraordinary item, net of tax	-	(206)
Net earnings	$ 2,479	$ 2,608

The amounts reported in the table above are after elimination of intercompany revenue and expense.

23. Selected Quarterly Financial Data (Unaudited)

The following information is as of or for the period ended:

	2002			
($ in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest and dividend income	$9,711	$11,008	$11,396	$11,364
Interest expense	6,073	6,530	6,857	6,865
Net interest and dividend income	3,638	4,478	4,539	4,499
Provision for loan loss reserves	346	426	192	310
Net interest and dividend income after provision for loan loss reserves	3,292	4,052	4,347	4,189
Noninterest income	274	378	736	830
Noninterest expenses	1,462	1,680	1,594	1,743
Earnings before income taxes	2,104	2,750	3,489	3,276
Provision for income taxes	856	1,106	1,385	1,366
Net earnings	$1,248	$1,644	$2,104	$1,910
Basic earnings per share:	$ .32	$ .42	$ .52	$ .45
Diluted earnings per share:	$ .30	$ .33	$ .41	$ .37
Return on average assets	0.95%	1.10%	1.30%	1.14%
Return on average equity	12.23%	15.42%	18.57%	15.71%
Total assets	$563,970	$628,157	$661,721	$685,979
Total cash and investment securities	$144,193	$161,935	$190,799	$179,651
Total loans, net of unearned fees	$405,055	$449,771	$454,391	$489,912
Total deposits	$404,019	$465,753	$486,623	$505,958
Total borrowed funds and related interest payable	$106,929	$104,246	$113,082	$113,568
Total stockholders' equity	$ 41,699	$44,155	$47,118	$53,126

	2001			
($ in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest and dividend income	$8,684	$8,404	$8,950	$9,424
Interest expense	6,621	6,055	6,014	6,024
Net interest and dividend income	2,063	2,349	2,936	3,400
Provision for loan loss reserves	-	100	264	248
Net interest and dividend income after provision for loan loss reserves	2,063	2,249	2,672	3,152
Noninterest income	224	570	237	624
Noninterest expenses	1,324	1,329	1,313	1,337
Earnings before income taxes	963	1,490	1,596	2,439
Provision for income taxes	382	612	667	1,049
Net earnings	$ 581	$ 878	$ 929	$1,390
Basic earnings per share:	$ .15	$ .23	$ .24	$ .35
Diluted earnings per share:	$ .15	$ .23	$ .24	$ .35
Return on average assets	0.54%	0.83%	0.84%	1.13%
Return on average equity	6.31%	9.38%	9.68%	14.05%
Total assets	$423,081	$423,186	$475,716	$512,622
Total cash and investment securities	$135,460	$ 99,102	$112,676	$130,662
Total loans, net of unearned fees	$276,701	$313,070	$350,126	$368,526
Total deposits	$301,824	$297,010	$341,725	$362,437
Total borrowed funds and related interest payable	$ 75,466	$ 76,111	$ 84,110	$ 99,910
Total stockholders' equity	$ 37,126	$ 38,042	$ 39,027	$ 40,395

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

PART III

Item 10. Directors and Executive Officers

a. Directors. The information required by this item is contained under the section entitled "Election of Directors" in the Company's Proxy Statement for its 2003 Annual Meeting (the "Proxy Statement") and is incorporated herein by reference.

b. Executive Officers. The information required by this item is set forth in Part I of this report under the caption Item 4A "Executive Officers and Other Key Employees."

c. Compliance with Section 16(a). Information contained in the section of the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

Item 11. Executive Compensation

The information contained in the section entitled "Executive Compensation" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information contained in the section entitled "Certain Relationships and Related Transactions" of the Proxy Statement is incorporated herein by reference.

Item 14. Controls and Procedures

a) Evaluation of disclosure controls and procedures. The Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, the Chief Executive and Chief Financial Officer of the Company concluded that the Company's disclosure controls and procedures were adequate.

b) Changes in internal controls. The Company made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of those controls by the Chief Executive and Chief Financial Officer.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents Filed as Part of this Report

(1) Financial Statements: See Item 8 "Financial Statements and Supplementary Data"

(2) Financial Statement Schedules: See Item 8 "Financial Statements and Supplementary Data"

(3) Exhibits: The following exhibits are filed herein as part of this Form 10-K:

Exhibit No.	Description of Exhibit
2.0	Agreement and Plan of Merger dated as of November 1, 1999 by and among Intervest Bancshares Corporation, ICNY Acquisition Corporation and Intervest Corporation of New York, incorporated by reference to the Company's definitive proxy statement for the special meeting of shareholders to be held March 10, 2000, wherein such document is identified as "Annex A."
3.1	Restated Certificate of Incorporation of the Company, incorporated by reference to Amendment No.1 to the Company's Registration Statement on Form SB-2 (No 333-33419, the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on September 22, 1997, wherein such document is identified as Exhibit 3.1.
3.2	Bylaws of the Company, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 3.1.
4.1	Form of Certificate for Shares of Class A common stock, incorporated by reference to the Company's Pre-Effective Amendment No.1 to the Registration Statement on Form SB-2 (No. 33-82246), filed with the Commission on September 15, 1994.
4.2	Form of Certificate for Shares of Class B common stock, incorporated by reference to the Company's Pre-Effective Amendment No.1 to the Registration Statement on Form SB-2 (No. 33-82246), filed with the Commission on September 15, 1994.
4.3	Form of Warrant issued to Mr. Jerome Dansker, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 1995, wherein such document is identified as Exhibit 4.2.
4.4	Form of Warrant for Class A common stock, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 4.3.
4.5	Form of Warrant Agreement between the Company and the Bank of New York, incorporated by reference to the Registration Statement, wherein such document is identified as Exhibit 4.4.
4.6	Form of Indenture between the Company and the Bank of New York, as Trustee, incorporated by reference to the Company's Registration Statement on Form SB-2 (333-50113) filed with the Commission on April 15,1998.
4.7	Form of Indenture between the Company and the Bank of New York, as Trustee, dated January 1, 2001, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 2000, wherein such document is identified as Exhibit 4.7.
4.8	Form of Indenture between the Company, as Issuer, and State Street Bank and Trust Company of Connecticut, NA, as Trustee, dated as of December 18, 2001, incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 2001, wherein such document is identified as Exhibit 4.8.
12	Statement re: computation of ratios of earnings to fixed charges.
21	Subsidiaries
23.1	Consent of Independent Accountants.
23.2	Consent of Independent Accountants.
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.

(b) No reports on Form 8-K were filed during the last quarter of the period covered by this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated.

INTERVEST BANCSHARES CORPORATION
(Registrant)

By: /s/ Lowell S. Dansker — Date: February 26, 2003
Lowell S. Dansker, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Chairman of the Board, Executive Vice President and Director:

By: /s/ Jerome Dansker — Date: February 26, 2003
Jerome Dansker

President, Treasurer and Director
(Principal Executive, Financial and Accounting Officer):

By: /s/ Lowell S. Dansker — Date: February 26, 2003
Lowell S. Dansker

Vice President, Secretary and Director:

By: /s/ Lawrence G. Bergman — Date: February 26, 2003
Lawrence G. Bergman

Directors:

By: /s/ Michael A. Callen — Date: February 26, 2003
Michael A. Callen

By: /s/ Paul Derosa — Date: February 26, 2003
Paul Derosa

By: /s/ Wayne F. Holly — Date: February 26, 2003
Wayne F. Holly

By: /s/ Lawton Swan, III — Date: February 26, 2003
Lawton Swan, III

By: /s/ Thomas E. Willett — Date: February 26, 2003
Thomas E. Willett

By: /s/ David J. Willmott — Date: February 26, 2003
David J. Willmott

By: /s/ Wesley T. Wood — Date: February 26, 2003
Wesley T. Wood

Certification of the Principal Executive and Financial Officer Pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 As adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002

I, Lowell S. Dansker, as the principal executive and principal financial officer of Intervest Bancshares Corporation and Subsidiaries (the "Company"), certify, that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and I have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the Company's auditors and the Audit Committee of the Company's Board of Directors:

   (a) all significant deficiencies in the design or operation of the internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect the internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Lowell S. Dansker
Lowell S. Dansker, President and Treasurer
(Principal Executive and Financial Officer)
February 26, 2003

INTERVEST MORTGAGE CORPORATION
New York, New York

DIRECTORS

OFFICERS

INDENTURES OF TRUST/TRUSTEES & COUNSEL

The Bank of New York
101 Barclay Street
New York, New York 10286

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271

COUNSEL

Harris Beach LLP
99 Garnsey Road
Pittsford, New York 14534

AUDITORS

Eisner LLP
750 Third Avenue
New York, New York 10017-2703

INTERVEST NATIONAL BANK
New York, New York

DIRECTORS

Jerome Dansker -	Director, Chairman Chairman of Executive and Loan Committees
Lowell S. Dansker -	Director, Chief Executive Officer Member of Executive and Loan Committees
Lawrence G. Bergman -	Director Member of Executive and Loan Committees
Michael A. Callen -	Director Chairman of Audit Committee
Paul DeRosa -	Director Member of Audit Committee
Wayne F. Holly -	Director
Keith A. Olsen -	Director, President of Florida Division
Raymond C. Sullivan -	Director, President
Lawton Swan, III -	Director Member of Audit Committee
Thomas E. Willett-	Director
David J. Willmott -	Director Member of Audit Committee
Wesley T. Wood -	Director Member of Loan Committee

OFFICERS

Lowell S. Dansker - Chief Executive Officer
Raymond C. Sullivan - President
Keith A. Olsen - President, Florida Division
John J. Arvonio - Senior Vice President and
Chief Financial Officer
Peter Covell - Vice President
Diane S. Rathburn - Vice President
Sue J. Worley - Vice President

Vonna L. Balkovic - Assistant Vice President
Gail A. Balmaceda - Assistant Vice President
Betty E. Burns - Assistant Vice President
Angela Casey - Assistant Vice President
Kathy Curl - Assistant Vice President
Erik E. Larson - Assistant Vice President
John W. Loock - Assistant Vice President
Mary F. Nonnemacher - Information Systems Officer
Gayle S. Petterson - Assistant Vice President
Anthony J. Steo - Assistant Vice President

COUNSEL

Harris Beach LLP
99 Garnsey Road
Pittsford, New York 14534

AUDITORS

Hacker, Johnson & Smith, P.A., P.C.
500 North Westshore Blvd.
Tampa, Florida 33622-0368

INTERVEST BANCSHARES CORPORATION
10 Rockefeller Plaza, New York, NY 10020-1903

OFFICERS & DIRECTORS

Jerome Dansker	Director, Chairman and Executive Vice President Chairman of Executive and Loan Committees Director, Chairman - Intervest National Bank Director, Chairman - Intervest Mortgage Corporation
Lowell S. Dansker	Director, President Member of Executive and Loan Committees Director, Chief Executive Officer - Intervest National Bank Director - Intervest Mortgage Corporation
Lawrence G. Bergman	Director, Vice President Member of Executive and Loan Committees Director - Intervest National Bank Director - Intervest Mortgage Corporation
Michael A. Callen	Director, Chairman of Audit Committee Director - Intervest National Bank Director - Intervest Mortgage Corporation President - Avalon Argus Associates Director - AMBAC, Inc.
Paul DeRosa	Director, Member of Audit Committee Director - Intervest National Bank Director - Intervest Mortgage Corporation Principal - Mt. Lucas Management Corporation
Wayne F. Holly	Director Director - Intervest National Bank Director - Intervest Mortgage Corporation Director, President - Sage, Rutty & Co., Inc.
Lawton Swan, III	Director, Member of Audit Committee Director - Intervest National Bank Director - Intervest Mortgage Corporation Chairman, President - Interisk Corporation
Thomas E. Willett	Director Director - Intervest National Bank Director - Intervest Mortgage Corporation Partner - Harris Beach LLP
David J. Willmott	Director, Member of Audit Committee Director - Intervest National Bank Director - Intervest Mortgage Corporation Editor & Publisher - Suffolk Life Newspapers
Wesley T. Wood	Director, Member of Loan Committee Director - Intervest National Bank Director - Intervest Mortgage Corporation Director, President - Marketing Capital Corporation Advisory Board Member – The Center of Direct Marketing at New York University Member of Trustees Advisory Committee - Fairfield University

INTERVEST BANCSHARES CORPORATION
10 Rockefeller Plaza, New York, NY 10020-1903

TRANSFER AGENT & REGISTRAR

The Bank of New York
101 Barclay Street
New York, New York 10286

COUNSEL

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271

AUDITORS

Hacker, Johnson & Smith, P.A., P.C.
500 North Westshore Blvd.
Tampa, Florida 33622-0368

COUNSEL

Harris Beach LLP
99 Garnsey Road
Pittsford, New York 14534

MARKET FOR COMMON STOCK

NASDAQ SmallCap Market
Symbol **IBCA**